9/2

08005260

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Roca Mines Inc.

*CURRENT ADDRESS 490-1122 Mainland Street
Vancouver, British Columbia V6B 5L1
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 1 0 2008
THOMSON REUTERS

FILE NO. 82- 35234 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DATE: 10/8/08

Roca Mines Inc.

12g3-2(b) Application

August 2008

Roca

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
September 4, 2007

ROK: TSX.V
#14-07

ROCA - MAX Molybdenum Mine Construction Update

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") announces the following update on construction activities at its MAX Molybdenum Mine.

Construction activities at MAX have progressed well since the Company's last update with many components of the project at, or very near completion. The areas that are on schedule as of today to facilitate production include; the underground mine, the assay laboratory and the tailings facility. The underground mine and tailings areas of the project will, like all mines, continue to be developed and constructed over the life of the project.

Recent construction delays in the crusher, mill and concentrator areas have been primarily related to the availability of equipment and personnel. For example, a recent interruption in the delivery of a third primary diesel genset resulted in a postponement to energizing the crusher and mine-mill power distribution system. That equipment is anticipated to arrive at site on Wednesday September 5, 2007 which will allow for the crusher facility and its individual components to be immediately tested and commissioned by mid-September, 2007. Initial testing will be facilitated using waste rock and low-grade material leading to the crushing of stockpiled ore-grade material located near the crusher.

The Mill/Concentrator is also nearing completion and various key components to it will be tested during the month of September 2007 once the power distribution system is completed and energized. Testing at the concentrator will result in the production of concentrates with expected mill capacity being achieved later in September.

Mill expansion engineering is underway with structural designs being completed for the Harding 9.5 x 15, 700 hp ball mill recently acquired. In addition, some preparatory work for the new mill has been completed.

Work on the #2 Adit is also progressing well and will continue without interruption to mine production.

Underground diamond drilling continues to test the deeper extensions of the MAX deposit and core is currently being logged, split and sent to an independent assay laboratory. Results of the drill program will be reported once the assays have completed and received by the Company.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

Roca

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
September 10, 2007

ROK: TSX.V
#15-07

ROCA - MAX Molybdenum Mine Update

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") announces the following update on activities at its MAX Molybdenum Mine.

Roca's third primary diesel genset arrived on Wednesday September 5, 2007 and is being load tested together with the two other units. Once completed, the mine/mill power distribution system will be energized and various rental genset units used during construction will be phased out.

The jaw crusher has successfully completed the first phase of testing with no significant problems identified; minor adjustments will be made prior to testing the completed crusher facility. The cone crusher and associated conveyors will be similarly tested over the coming days. As described previously, initial testing of the crusher facility will use waste rock and low-grade material leading to the crushing of stockpiled ore-grade material located nearby.

By mutual agreement, the Company announces the termination of its consulting agreement with Mr. John Kiernan, P. Eng. as its Vice President, Mining effective September 7, 2007.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

Roca

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
October 29, 2007

ROK: TSX.V
#16-07

ROCA - Production Commences at MAX Molybdenum Mine

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") announces that molybdenite concentrate production has now commenced at its MAX mine, located 60 kilometres southeast of Revelstoke, British Columbia.

Roca's management extends many thanks to its outstanding project team of employees, contractors, consultants, and suppliers for their significant efforts in the completion of this construction project. Ongoing optimization and expansion of the mine and concentrator will continue through the coming months.

The Company also recognizes the generous assistance and extraordinary efforts of many others, including; the community and citizens of Trout Lake, the Community of Nakusp, the Ktunaxa Nation Council, the Regional District of Columbia Shuswap, the Regional District of Central Kootenays, the BC Ministry of Energy, Mines and Petroleum Resources, the BC Ministry of Environment, and Environment Canada.

The permitted PHASE I mine plan for MAX will focus on the deposit's high-grade zone containing 280,000 measured and indicated tonnes grading 1.95% MoS_2 (refer to T.N. Macauley's 43-101 compliant technical report dated September 2004 available via SEDAR). Molybdenum currently trades in the range of US$32-33/lb.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

FORM 51-102F3
(Previously Form 53-901.F)
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, B.C.
V6B 5L1
(the "Company")

Telephone Number: (604) 684-2900

Item 2 Date of Material Change

October 29, 2007.

Item 3 News Release

A press release was disseminated on October 29, 2007.

Item 4 Summary of Material Change

Roca Mines Inc. is announcing that molybdenite production has started at its Max Molybdenum Mine.

Item 5 Full Description of Material Change

Please see press release of October 29, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

David Skerlec, Chief Financial Officer
Telephone Number: 604-684-2900, Ext #147

DATED at Vancouver, British Columbia, on October 31, 2007.

ROCA MINES INC.

By: *"David Skerlec"*

David J. Skerlec
Chief Financial Officer

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

<u>For immediate release</u> — **ROK: TSX.V**
October 29, 2007 — **#16-07**

ROCA - Production Commences at MAX Molybdenum Mine

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") announces that molybdenite concentrate production has now commenced at its MAX mine, located 60 kilometres southeast of Revelstoke, British Columbia.

Roca's management extends many thanks to its outstanding project team of employees, contractors, consultants, and suppliers for their significant efforts in the completion of this construction project. Ongoing optimization and expansion of the mine and concentrator will continue through the coming months.

The Company also recognizes the generous assistance and extraordinary efforts of many others, including; the community and citizens of Trout Lake, the Community of Nakusp, the Ktunaxa Nation Council, the Regional District of Columbia Shuswap, the Regional District of Central Kootenays, the BC Ministry of Energy, Mines and Petroleum Resources, the BC Ministry of Environment, and Environment Canada.

The permitted PHASE I mine plan for MAX will focus on the deposit's high-grade zone containing 280,000 measured and indicated tonnes grading 1.95% MoS_2 (refer to T.N. Macauley's 43-101 compliant technical report dated September 2004 available via SEDAR). Molybdenum currently trades in the range of US$32-33/lb.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
November 13, 2007

ROK: TSX.V
#17-07

ROCA - MAX Exploration Drilling Update

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") provides the following update on the exploration drilling activities at the MAX Molybdenum project. The focus of this drill program is to identify extensions to known mineralization and to assess the larger potential of additional porphyry systems at depth.

Five diamond drill holes totaling approximately 4,800 metres have been completed to date. All the holes were collared from a common underground drill station within the No.1 Adit, east of the deposit at a location that does not impede production mining.

Drilling rates have been excellent and the site currently has an accumulation of core to log and sample in detail. As a result, the Company's geological staff and members of its exploration advisory board have completed an initial assessment of 40-50% of the core drilled to date. Their assessment indicates that drilling has intersected significant alteration, and associated visible molybdenite mineralization extending at least 200 metres below the known resource and that it remains open at depth. Also, mineralized and altered pre- and inter-mineral feeder structures have been intersected along the eastern margin of the stock.

The Company is very encouraged with the potential indicated by this initial assessment and follow-up drilling is being planned. Sample assays for the first three holes are pending and will be reported along with a geological interpretation in a subsequent update.

Further drilling will likely be carried out from a new drill station near the west end of the No. 1 Adit, which cannot be undertaken until mine development work in that area progresses. As a result, the drill is currently being demobilized until a full interpretation of all of the results is completed and a suitable drill station is prepared.

Mr. Scott Broughton, P.Eng. is the qualified person responsible for the preparation of this news release.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
November 15, 2007

ROK: TSX.V
#18-07

ROCA – Incentive Stock Options Granted

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("the Company") announces, subject to regulatory approval, the granting of incentive stock options to directors and consultants of the Company to purchase up to 2,000,000 common shares of the Company at a price of $3.55 per share for a period of five years.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

RECEIVED
2008 SEP -2 P 1:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

<u>For immediate release</u>
December 11, 2007

ROK: TSX.V
#19-07

ROCA – Molybdenite Concentrate Shipments Commence

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") announces that shipments of molybdenite concentrates have recently commenced from its MAX Molybdenum mine, located 60 kilometres southeast of Revelstoke, British Columbia.

To date, shipments totaling 37,800 lbs. of contained molybdenum have been purchased by Derek Raphael and Co., a UK-based molybdenite concentrate trading company, through its North American representative, W.G. Cook Ltd. Payment for these shipments has also commenced to the Company's account.

Mill and concentrator operations at MAX are ramping up to capacity with the processing of stockpiled development material located adjacent to the mill facility. Once process optimization is completed, operations will continue utilizing direct feed ore-grade material from the underground mine. To date, the mill has attained approximately 94% availability. The concentrator has achieved recoveries up to 96.5%, with average recoveries through startup of approximately 85% from the stockpiled material.

The permitted PHASE I mine plan for MAX will focus on the deposit's high-grade zone containing 280,000 measured and indicated tonnes grading 1.95% MoS_2 (refer to T.N. Macauley's 43-101 compliant technical report dated September 2004 available via SEDAR). Molybdenum currently trades in the US$32-33/lb. range.

ROCA MINES INC.

"David Skerlec"

David J. Skerlec – Chief Financial Officer

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

Pacific Corporate Trust Company
a Computershare Company
25 YEARS OF SERVICE TO OUR CLIENTS

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

RECEIVED
2008 SEP -2 P 1:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 14, 2007

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**ROCA MINES INC**
Meeting Type:	Annual General Meeting
ISIN:	CA7711831007
Meeting Date:	February 13, 2008
Record Date for Notice:	January 9, 2008
Record Date for Voting:	January 9, 2008
Beneficial Ownership Determination Date:	January 9, 2008
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"Christian Carvacho"

Christian Carvacho
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\8453ROK.pdf

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Roca Mines Inc.

Fiscal year end date used to calculate capitalization: August 31, 2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	79,569,910(i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	2.08916(ii)	
Market value of class or series	(i) X (ii) =	166,234,273.10(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		N/A (B)

Market value of other securities
(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined) — N/A (C)

(Repeat for each class or series of securities) — N/A (D)

Capitalization
(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) = 166,234,273.10

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) — $6,700.00

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation Fee X Number of entire months remaining in the issuer's fiscal year / 12 = N/A

Late Fee, if applicable
(As determined under section 2.5 of the Rule) — N/A

Roca

ROCA MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(FORM 51-102F1)

YEAR ENDED AUGUST 31, 2007

DECEMBER 21, 2007

ROCA MINES INC.
Management's Discussion and Analysis
Year Ended August 31, 2007
Dated as of December 21, 2007

This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto for the years ended August 31, 2007 and 2006, which have been prepared in accordance with Canadian generally accepted accounting principles. All amounts in the financial statements and this discussion and analysis are expressed in Canadian dollars, unless otherwise indicated.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Roca Mines Inc. (the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, amongst other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration of the Company's properties. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional, important factors, if any, are identified here.

Description of Business and Overview of Operations and Financial Condition

The Company is engaged in exploration and development of mineral resources including base, precious and strategic metals in British Columbia, Canada. The Company, through its wholly-owned subsidiary, FortyTwo Metals Inc., also holds a 100% interest in the MAX Molybdenum Project, located approximately 60 kilometres from Revelstoke, British Columbia. FortyTwo Metals operates the MAX Molybdenum Mine, producing and selling molybdenite concentrates. Exploration is focused on the search for precious and base metals on two properties located in the Liard Mining Division in north-western British Columbia and four properties located in the Revelstoke Mining Division in south-eastern British Columbia.

During the year ended August 31, 2007, the Company incurred a loss of $839,029 and incurred deferred exploration, development and acquisition costs (net of tax credits) of $30,390,634 compared to a loss of $318,654 and deferred exploration, development and acquisition costs of $5,495,848 in the prior fiscal year.

Selected Annual Financial Results

The information below has been extracted from the Company's annual financial statements.

		Year Ended August 31, 2007		Year Ended August 31, 2006		Year Ended August 31, 2005
Total revenues	$	**Nil**	$	Nil	$	Nil
Net loss	$	**(838,029)**[1]	$	(318,654)[2]	$	(156,736)
Net loss per share	$	**(0.01)**	$	(0.01)	$	(0.01)
Total assets	$	**53,361,488**	$	17,607,739	$	6,307,296
Total long term debt	$	**Nil**	$	Nil	$	Nil

Notes:

1) The loss for the year-ended August 31, 2007 includes non-cash stock-based compensation of $1,121,450 and future income tax recovery of ($811,942).
2) The loss for the year-ended August 31, 2006 includes non-cash stock-based compensation of $111,059 and future income tax recovery of ($273,130).

Results of Operations

MAX Molybdenum Project

In August of 2004, the Company acquired a 100% interest in certain crown grants, mining leases and mineral claims contiguous to the MAX Molybdenum Project mineral claims. Under the terms of this acquisition agreement, the Company paid $100,000 for the property and original data detailing all previous exploration. The Company granted a 2.5% NSR on the contiguous property, reducible to 1% upon payment of $2,000,000 at any time prior to commencement of commercial production. The Company must also issue 200,000 shares if it commences commercial production from any part of the contiguous property.

In August of 2006, the Company completed the 100% acquisition of certain properties, known as the MAX Molybdenum Project located in the Revelstoke Mining Division, B.C. In order to earn its interest and prepare for commercial production from the property, the Company issued 600,000 shares to the vendor and made cash payments totalling $200,000. The MAX Project is subject to a 2.5% Net Smelter Return ("NSR"). The Company may purchase, at any time, up to 60% of the NSR by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR).

Historic and more recent diamond drilling at the MAX Project demonstrates that the deposit hosts zones of continuous molybdenite mineralization with grades that are an order of magnitude greater than many operating molybdenite mines. A resource estimate completed in September of 2004 in compliance with the CIM Standards stipulated by National Instrument 43-101 of the Canadian Securities Commissions is summarized below:

MEASURED			INDICATED		MEASURED & INDICATED	
Cutoff % MoS^2	**Tonnes**	**Grade % MoS_2**	**Tonnes**	**Grade % MoS_2**	**Tonnes**	**Grade % MoS_2**
0.10	**27,870,000**	**0.21**	**15,070,000**	**0.18**	**42,940,000**	**0.20**
0.20	**9,340,000**	**0.35**	**2,010,000**	**0.41**	**11,350,000**	**0.36**
0.50	**1,010,000**	**1.01**	**370,000**	**0.77**	**1,380,000**	**0.94**
1.00	**260,000**	**1.95**	**20,000**	**1.87**	**280,000**	**1.95**

In addition to the above measured and indicated resources, inferred resources total 8,900,000 tonnes averaging 0.16% MoS_2 at the 0.10 cut-off, including 460,000 tonnes averaging 0.33% at the 0.20 cut-off.

In November of 2005, the Company's wholly-owned subsidiary, FortyTwo Metals Inc., was granted a permit allowing for the development and operation of an underground mine and onsite concentrator at the MAX Project. Initial production will focus on the "HG" Zone, including an estimated 280,000 tonnes ("measured + indicated") grading 1.95% MoS_2 hosted within the larger MAX deposit comprising 42.9 million tonnes ("measured" + "indicated") grading 0.20% MoS_2. The Company's strategy to fast-track a high-grade mine is intended to minimize the lead time to production and reduce initial capital costs. The use of existing production-sized underground access to the deposit will be maximized. Expansion of the mine and mill will be guided by prevailing molybdenum prices and an assessment of ongoing operating costs in 2008.

During the year ended August 31, 2007, the Company incurred deferred acquisition, development and exploration costs of $29,527,093 at the MAX Project, compared to $5,574,724 for the year ended August 31, 2006. Development costs included costs associated with mine, mill and tailings facility development, engineering and environmental consulting.

As at August 31, 2007, a total of $37,058,189 in acquisition and deferred exploration and development costs have been incurred at MAX, net of recorded tax credits. Commissioning of the mill began subsequent to year-end in September, 2007 with the fist concentrates shipped in November of 2007.

Foremore VMS-Gold Project

In May of 2005, the Company completed the acquisition of a 100% interest in the Foremore VMS-Gold project in the Liard Mining Division, B.C. for total payments of $100,000 in cash and 400,000 common shares. The Foremore Project is subject to a 2.5% Net Smelter Return ("NSR") of which the Company may purchase up to 60% at any time by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). The Company is required to make annual advance royalty payments of $50,000 on May 1st of each year ($100,000 paid to date). This advance royalty ceases in the year in which commercial production commences at which time all advance royalty payments paid to commercial production may be applied as a reduction of future royalty payments. The Company must also issue 200,000 common shares to the vendor upon the commencement of commercial production.

Foremore has been the focus of the Company's exploration efforts dating back to the summer of 2002 and was the focus of exploration by Cominco Limited between 1989 and 1996. It is situated in one of the most active mining and exploration areas in British Columbia. Significant operations include Barrick Gold's legendary Eskay Creek Mine, Cominco's historic Snip Mine and NovaGold and Teck Cominco's Galore Creek Project. Foremore is located approximately 45 km north of the Eskay Creek.

Drawn to the area because of its abundance of mineralized boulders, previous explorers failed to locate a source for those boulders at Foremore. In contrast, the Company's exploration crews have succeeded in discovering numerous showings and mineralized zones in outcrop and in diamond drill-holes, over the past few seasons. The 'North Zone' exhibits all of the characteristics of major world-class volcanogenic massive sulphide ("VMS") systems and clearly shows good precious and base metal grades within the edges of the system drilled to date. With a strike length of some 6 kilometres, the North Zone itself (a small portion of the total project area) has the potential to hold one or several significant deposits.

To date, the Company has expended a total of $4,173,685 (net of recorded tax credits) at Foremore including $388,831 in acquisition costs and the balance in deferred exploration costs. While relatively inactive at Foremore during the two prior fiscal years, the Company is planning a comprehensive exploration program for summer-2008.

SeaGold Property

The SeaGold Project is a relatively early stage exploration project located 35 km north of Barrick Gold's Eskay Creek gold/silver mine in the Liard Mining Division, British Columbia. The property comprises 160 units in 8 claim blocks and covers an area of approximately 40 square kilometers, centered on a number of gold and copper occurrences.

On December 1, 2006, the Company completed the acquisition of a 100% interest in the SeaGold Project for staged payments totalling $100,000 and 200,000 common shares. The SeaGold Project is subject to a 2.5% Net Smelter Return ("NSR"). The Company may purchase at any time, up to 60% of the NSR by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). The Company must also issue 200,000 common shares to the vendor upon the commencement of commercial production and advance royalty payments of $30,000 per annum commencing on December 1, 2007. This advance royalty ceases in the year in which commercial production commences at which time all advance royalty payments paid to commercial production are a reduction of future royalty payments.

Management has now focused most of its efforts and budget at the MAX Molybdenum Project and other exploration projects and allowed a partner to fund exploration at the SeaGold Project. The Company has signed an agreement dated May 1, 2005 with Romios Gold Resources Inc. ("Romios") whereby Romios can earn an initial 50% interest in the SeaGold Property as follows:

	Cash Payments	Share Issuances	Property Expenditures
Upon Exchange Approval (received)	$ 25,000	150,000	$ -
December 1, 2005 (received)	50,000	150,000	-
December 31, 2005 (incurred)	-	-	150,000
December 1, 2006 (received)	50,000	150,000	-
December 31, 2006 (incurred)	-	-	150,000
December 1, 2007 (received subsequently)	75,000	150,000	-
December 31, 2007 (incurred)	-	-	700,000
	$ 200,000	600,000	$ 1,000,000

Upon vesting its initial 50% interest, Romios will have the right to earn an additional 25% interest in the SeaGold Property by paying the Company $2 million in cash or common share equivalent value at that time the additional option is exercised. Romios will also assume the Company's obligation to issue the original property vendor 200,000 common shares upon commencement of commercial production, and advance royalty payments of $30,000 per annum commencing on December 1, 2007.

During the year ended August 31, 2007, the Company paid $25,000 (2006 - $25,000) and issued 75,000 shares (2006 – 50,000) to the original property vendor to complete the 100% acquisition, and received $50,000 (2006 - $50,000) and 150,000 shares (2006 – 150,000) due under the terms of its option agreement with Romios. Subsequent to year end, Romios confirmed the required expenditures and paid the remaining $75,000 and 150,000 shares to earn its initial 50% interest.

Lardeau Properties

The Company's September 2006 exploration program reviewed potential targets within a 100-kilometre radius of the MAX Molybdenum Mine, resulting in the selection of the following important projects in the historic Lardeau Mining Camp during the year-ended August 31, 2007:

The *Farside property* is a road accessible bulk tonnage porphyry prospect consisting of a 500-metre by 900-metre area containing outcrop of biotite quartz monzonite and skarn. These rocks host intensive veining and hornfels assaying in gold, bismuth, tungsten and molybdenum.

The *Bonanza-Butte* property consists of four high-grade silver-gold vein targets and one stockwork quartz-carbonate zone covering a 2,000-metre by 900-metre zone hosted in schistose rocks.

The *Ellsmere-Horne* property includes massive sulphide contact zones containing copper, lead, zinc, silver and gold exposed intermittently over a 4,000-metre strike length.

The *Tin City* property is a road accessible bulk tonnage tungsten and base metal target. Previous work by Newmont Exploration of Canada (1984 and 1985) reported assays up to 1.12 per cent WO3 over two metres from a 2,700-metre-long mineralized amphibolite unit.

The Company has now paid $31,500 and issued 120,000 common shares to the vendors of the four properties discussed above and will, at its option, pay an additional $124,500 and issue 195,000 common shares to the vendors in staged payments ending April 1, 2010 to earn a 100% interest in all four properties. Each property is subject to a 2.0-per-cent net smelter return held by the vendors which may be purchased by the Company for $2 million.

In June of 2007, the Company signed an option agreement to acquire a 100% interest in 513 hectares contiguous with the Tin City property. The Company paid the vendor $12,300 on signing and, to complete the acquisition, must pay an additional $100,000 and issue 50,000

common shares on or before June 5, 2009. This contiguous property is subject to a 2.5% Net Smelter Return, which may be reduced to 0.5% upon payment of $1.5 million.

The Company has acquired by staking, and holds a 100% interest in the *Butters Peak Molybdenum Property*, located approximately 25 kilometres northeast of the MAX Mine. Covering approximately 1,650 hectares, the property was originally discovered by tracing highly anomalous regional silt geochemical results to molybdenite float. A single diamond drill hole by a Noranda-Amax joint venture in 1978 to 882 metres (drill capacity) intersected at least two porphyry stocks and at least five intrusive phases have been observed in float.

Operating Expenses and Loss

During the year ended August 31, 2007, the Company incurred a loss of $838,029 and incurred deferred exploration, development and acquisition costs (net of tax credits) of $30,390,634 compared to a loss of $318,654 and deferred exploration, development and acquisition costs of $5,495,848 in the prior fiscal year.

General and administrative expenses increased substantially over the comparable period in 2006 primarily because of higher non-cash, stock-based compensation expense in the current fiscal year. Higher advertising, promotion and shareholder relations, office and sundry, accounting, audit and legal, and rent expenses help account for the overall increase in general and administrative costs over 2006, reflecting the Company's rapid expansion and transition from exploration company to emerging metals producer. Property expenditures increased significantly as the Company accelerated construction and planned expansion at the MAX Molybdenum Mine.

Liquidity and Capital Resources

During the prior fiscal year ending August 31, 2006, the Company raised over $10.7 million through warrant and stock option exercises and through various private placements. During the year ended August 31, 2007, the Company raised a further $34.8 million by private placements, and the exercise of warrants and stock options. At August 31, 2007, the Company held cash and cash equivalents of $8,697,717 compared to cash of $4,909,936 at August 31, 2006. Management believes that it has raised sufficient capital to fund its exploration programs, mine development, and mine expansion plans prior to becoming cash-flow positive from operations in fiscal 2008.

Summary of Quarterly Results

	Aug. 31, 2007	May 31, 2007	Feb. 28, 2007	Nov. 30, 2006
Total revenues	Nil	Nil	Nil	Nil
Net loss (income)	(631,766)[1]	158,172	1,163,204[2]	148,419
Net loss (income) per share	(0.01)	0.01	0.02	0.01
Total assets	53,361,488	37,818,994	28,236,928	20,923,750
Total long term debt	Nil	Nil	Nil	Nil

	Aug. 31, 2006	May 31, 2006	Feb. 28, 2006	Nov. 30, 2005
Total revenues	Nil	Nil	Nil	Nil
Net loss (income)	(392,186)[3]	316,067[4]	122,570	272,203[5]
Net loss (income) per share	0.01	0.01	0.01	0.01
Total assets	17,607,739	10,766,245	6,640,982	6,499,131
Total long term debt	Nil	Nil	Nil	Nil

Note 1: The income recorded in the quarter ended August 31, 2007 includes a future income tax recovery of $811,942.

Note 2: The loss for the quarter ended February 28, 2007 includes stock-based compensation expense of $1,062,267.

Note 3: The income recorded in the quarter ended August 31, 2006 includes a future income tax recovery of $273,130 and significant reallocations of stock-based compensation expense from general and administrative expenses to deferred exploration and development costs.

Note 4: The loss for the quarter ended May 31, 2006 includes stock-based compensation expense of $228,517.

Note 5: The loss for the quarter ended November 30, 2005 includes stock-based compensation expense of $170,306.

Quarter Ended August 31, 2007

During the fourth quarter, the Company recorded income of $631,766 and incurred deferred exploration, development and acquisition costs of $11,514,563 compared to a loss of $158,172 and deferred exploration, development and acquisition costs of $5,861,625 in the third quarter ended May 31, 2007. The significant income recorded in the fourth quarter resulted from the recognition of a future income tax recovery of $811,942. On a cash basis, general and administrative expenses were relatively consistent between the third and fourth quarter. As is typical in every fourth quarter, property expenditures increased significantly as the Company accelerated development and exploration expenditures on all properties in the summer months in British Columbia.

Critical Accounting Estimates

The Company's accounting policies are described in note 2 to the consolidated financial statements. The estimates made in applying the policies below can be uncertain and a change in these estimates could materially impact the consolidated financial statements.

Resource Property Costs

Resource property costs represent the most significant assets of the Company with a carrying value of approximately $41 million at August 31, 2007. In subsequent fiscal years, the majority of pre-production capital incurred at the MAX Molybdenum project will be considered property, plant and equipment and will be amortized using a unit-of-production method.

The costs associated with resource costs and/or property, plant and equipment include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of mineral interests believed to be contained or potentially contained, in properties to which they relate. The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the

carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Depreciation and depletion is also determined based on property, plant and equipment carrying values. Depreciation and depletion is calculated on the units of production basis over existing mineral reserves or resources. Mineral resources or reserves are an estimate of the quantity of economically recoverable ore and/or mineralization and will change from time to time as a result of additional geological information, actual grade or recoveries different from original estimates or commodity price changes.

Asset Retirement Obligations

The Company is subject to various laws governing reclamation of its mine sites and exploration sites. These laws are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of these liabilities for asset retirement obligations are recognized in the period they are incurred. A corresponding increase in the related asset is recorded and depreciated over the estimated life of the asset. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings. Where a related asset is not identifiable with a liability, the change in fair value is charged to earnings in the period. Each period, the liability is increased to reflect the accretion (or interest) portion of the initial fair value estimate and changes in estimated cost and timing of the reclamation procedures. Actual future reclamation costs may be materially different from the costs estimated by the Company at August 31, 2007.

Stock Option and Warrant Valuation

The determination of the fair value of stock options and warrants issued requires management to estimate future stock volatility, expected life, and a risk-free rate of return. The Company uses historic information to estimate these future variables. Given the change in the Company from an exploration to emerging producer, historic information may no longer be valid and these estimates could materially impact the consolidated financial statements.

Income and Mining Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective tax bases, and for tax losses and other deductions carried forward. The Company evaluates the carrying values of its future tax assets periodically by assessing its valuation allowance and by adjusting the amount of such valuation allowance in the period, if necessary.

Changes in Accounting Policies

In April 2005, the Canadian Institute of Chartered Accountants ("CICA") issued three new standards relating to financial instruments, applicable for fiscal years beginning on or after October 1, 2006, as follows:

a) Financial Instruments—Recognition and Measurement (Section 3855)

The standard prescribes when a financial asset, financial liability and non-financial derivative is to be recognized on the Balance Sheet and whether fair value or cost-based measures should be used. It also specifies how financial instruments gains or losses should be presented.

b) Hedges (Section 3865)

The standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (acG-13) "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

c) Comprehensive Income (Section 1530)

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income is currently reported under US generally accepted accounting principles to measure the change in shareholders' equity of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining foreign operations.

The impact from the adoption of these new standards on the Company's financial statements is still to be determined.

Related Party Transactions

Each of Scott Broughton, David Skerlec, John Mirko, and John Kiernan either directly or through a wholly owned company, provided consulting or contract services to the Company pursuant to a consulting agreement during year. Mr. Broughton charges a per diem rate of $400, and Messrs. Skerlec and Mirko charge per diem rates of $350. Mr. Kiernan was paid a monthly consulting fee of $13,000 prior to termination of the contract subsequent to year-end. During the year ended August 31, 2007, consulting fees of $95,200 (2006 - $81,800) were paid or accrued to the President and CEO of the Company. Services provided include general corporate, exploration and acquisition strategy, drafting and engineering work, contract negotiations, and investment presentations. Of this amount, $54,800 (2006 - $45,200) is contained in deferred exploration and development costs for the year and the balance expensed as consulting fees. During the year ended August 31, 2007, consulting fees of $71,225 (2006 - $70,875) were paid or accrued to the CFO and Secretary of the Company. Services provided include corporate finance and fund raising initiatives, contract negotiations,

financial accounting, office management and general administration. During the year ended August 31, 2007 per-diem contract fees $83,887 (2006 - $69,650) were paid or accrued to a director or a company controlled by a director. Of this amount, $72,687 (2006 - $58,800) is contained in deferred exploration and development costs for the year and the balance has been expensed as consulting fees or generative exploration expense. During the year ended August 31, 2007, per-diem consulting fees of $11,900 (2006 - $3,750) were paid or accrued to another director. Of this amount, $11,900 (2006 - $Nil) is contained in deferred exploration and development costs for the year and Nil (2006 - $2,250) has been expensed as consulting fees. During the year ended August 31, 2007, monthly consulting fees of $156,000 (2006 - $65,000) were paid or accrued to the Company's former Vice President of Mining. Services provided include drafting and engineering work, equipment procurement, and general project management. This amount is contained in deferred exploration and development costs for the year. During the year ended August 31, 2007, the Company was reimbursed for rent and office expenses totalling $20,937 (2006 - $7,078) by a company with common management. As at August 31, 2007, current liabilities include $51,369 (2006 - $79,769) payable to related parties. These amounts were incurred in the ordinary course of business, are non-interest bearing, and without specific repayment terms. During the year, a short term loan of $1,150,000 was advanced to the Company by the Company's Chief Financial Officer. This loan was non-interesting bearing with no specific repayment terms, and was repaid as at February 28, 2007.

Risks and Uncertainties

The Company's financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company's mineral exploration and development activities will be successful. The development of mineral resources involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome. All of the Company's short to medium term operating, exploration and development cash flow must be derived from external financing. Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties. Should changes in equity market conditions prevent the Company from obtaining additional external financing; the Company will need to review its exploration and development property holdings to prioritize project expenditures based on funding availability.

Developing mineral deposits is subject to various risks and is dependent on a number of criteria, including the deposit size, grade, proximity to infrastructure, as well as commodity prices. While management believes that the grade and quantity of the high-grade measured and indicated molybdenite resource (280,000 tonnes of 1.95% at a 1% cutoff grade) at the MAX project is sufficient to justify mining and production, no feasibility study has been completed and therefore these resources should not be considered mineable reserves.

Contractual Commitments

During the prior fiscal year, the Company signed a lease agreement for the rental of office space. The lease began April 1, 2006 and ends on March 31, 2009. The future minimum lease obligations are as follows:

		Amount
2007	$	36,523
2008		36,523
2009		21,305
	$	94,351

The Company entered into several contracts as part of the development plan for the MAX Molybdenum Mine. As mine development neared completion, construction deposits were transferred from long terms deposits to short term prepaid expenses, and the Company had recorded long term deposits of Nil at August 31, 2007 (2006- $265,000).

The Company has signed an offtake agreement with a U.K.-based purchaser (the "Purchaser"), for molybdenite concentrates produced at the Company's MAX Molybdenum Mine. Under the terms of the offtake agreement, the purchaser has agreed to purchase 100 per cent of the molybdenite concentrates produced at the mine. The contract is renewable through 2017 by mutually agreed upon pricing. The Purchaser will accept delivery at the Company's storage facility at the site and will be responsible for all downstream roasting and/or processing charges, transportation, insurance and marketing costs after pickup at the mine gate.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of August 31, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation

is recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Control over Financial Reporting

Multilateral Instrument 52-109 also requires a reporting issuer to submit an annual certificate relating to the design of internal control over financial reporting. Internal control over financial reporting is a process designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles. As part of this process, management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the design of the internal control over financial reporting at August 31, 2007 and based on this evaluation, management has concluded that a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties.

The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He also has the responsibility to prepare and to review the resulting financial reports. This weakness has the potential to result in material misstatements in the Company's financial statements.

Management has concluded that taking into account the present stage of the Company's development; the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time. To help mitigate the impact of this weakness and to ensure quality financial reporting, financial reports are also reviewed by the Audit Committee prior to their release.

Changes in Internal Control over Financial Reporting

Under the provisions of Multilateral Instrument 52-109, a reporting issuer is also required to disclose in their MD&A any change in internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect internal control over financial reporting. Management has determined that there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Legal Claims and Contingent Liabilities

At August 31, 2007, there were no material legal claims or contingent liabilities outstanding.

Off-balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

Outstanding Share Data – August 31, 2007

Common shares and convertible securities outstanding as at August 31, 2007 were:

Security	Expiry Dates	Exercise Prices	Common Shares on Exercise
Common Shares	-	-	79,569,910
Warrants	July 4, 2008 to Aug 7, 2009	$2.25 to $4.00	16,007,688
Options	Dec 17, 2007 to Feb 19, 2012	$0.20 to $1.45	5,735,000
Total at August 31, 2007			101,312,598

In February of 2007, the Company completed a private placement for gross proceeds of $7,000,000 in two tranches. Five million units were issued each consisting of one common share and one common share purchase warrant, each warrant entitling the holder to acquire one additional common share until July 4, 2008 (as to 1,828,571 warrants) or August 9, 2008 (as to 3,171,429 warrants) at a price of $2.25 per common share. Cash finders' fees totalling $326,250 were paid, and 18,750 Agent warrants were issued in connection with this offering, the Agent warrants exercisable until August 9, 2008 at $2.25 per common share. The Company's Chief Financial Officer purchased 64,287 units of this private placement.

In March of 2007, the Company completed a $10 million private placement upon the issuance of 7,142,857 units at a price of $1.40 per unit. Each unit issued consists of one common share and one share purchase warrant, each warrant entitling the holder to acquire an additional common share until September 6, 2008, at a price of $2.25. Cash fee in the amount of $825,000 were paid in connection with this financing.

Also in March of 2007, the Company completed a $2 million private placement issuing 1,212,121 units at a price of $1.65 per unit. Each unit issued consists of one common share and one share purchase warrant, each warrant entitling the holder to acquire an additional common share until September 28, 2008, at a price of $2.25. A cash finder's fee in the amount of $140,000 was paid in connection with this financing.

In August of 2007, the Company completed a $14.96 million private placement on a bought deal basis, issuing 4,703,500 units at a price of $3.18 per unit, including the underwriter's over-allotment option of 613,500 units. Each unit issued consists of one common share and one half of one common share purchase warrant, each warrant entitling the holder to acquire an additional common share until August 7, 2009, at a price of $4.00. The underwriter received cash commissions of 6 per cent of the gross proceeds and 282,210 warrants, each warrant entitling the underwriter to acquire one common share for $3.18 until August 7, 2008 or August 20, 2008 (as to 36,810 of the total).

During the year ended August 31, 2007, the Company issued 75,000 shares pursuant to the terms of an option to earn a 100% interest in the SeaGold Project. The Company also issued a total of 120,000 shares pursuant to the terms of option agreements to earn a 100% interest in four separate properties in the Revelstoke mining division, British Columbia.

During the year ended August 31, 2007, a total of 871,002 warrants and Agent warrants ("B-Warrants") were exercised for proceeds of $368,069. A summary of the Company's warrants and Agent warrants outstanding at August 31, 2007 and the changes for the period are as follows:

Number Outstanding August 31, 2006	Issued	Exercised	Number Outstanding August 31, 2007	Exercise Price Per Share	Expiry Date	Description
831,667	-	(831,667)	-	$0.40	8-Dec-06	Warrant
-	1,828,571	-	**1,828,571**	$2.25	4-Jul-08	Warrant
-	3,171,429	-	**3,171,429**	$2.25	9-Aug-08	Warrant
-	7,142,857	-	**7,142,857**	$2.25	6-Sep-08	Warrant
-	1,212,121	-	**1,212,121**	$2.25	28-Sep-08	Warrant
-	2,351,750	-	**2,351,750**	$4.00	7-Aug-09	Warrant
39,335	-	(39,335)	-	$0.90	28-Aug-07	B-Warrant
-	18,750	-	**18,750**	$2.25	9-Aug-08	B-Warrant
-	245,400	-	**245,400**	$3.18	7-Aug-08	B-Warrant
-	36,810	-	**36,810**	$3.18	20-Aug-08	B-Warrant
871,002	16,007,688	(871,002)	**16,007,688**			

There were no changes subsequent to year-end.

During the year ended August 31, 2007, 1,175,000 previously granted stock options were exercised and 2,600,000 options were granted. A summary of the Company's stock options at August 31, 2007 and changes for the year are as follows:

Number Outstanding August 31, 2006	Granted	Exercised	Number Outstanding August 31, 2007	Exercise Price Per Share	Expiry Date
908,000	-	(150,000)	**758,000**	$0.20	17-Dec-07
150,000	-	(150,000)	-	$0.20	7-Jan-08
397,000	-	(30,000)	**367,000**	$0.20	11-Dec-08
930,000	-	(170,000)	**760,000**	$0.25	24-Aug-09
200,000	-	(100,000)	**100,000**	$0.25	26-Nov-09
975,000	-	(75,000)	**900,000**	$0.25	18-Oct-10
200,000	-	(150,000)	**50,000**	$0.55	13-Mar-11
450,000	-	(250,000)	**200,000**	$0.55	10-Apr-11
100,000	-	(100,000)	-	$0.60	8-May-11
-	2,600,000	-	**2,600,000**	$1.45	19-Feb-12
4,310,000	2,600,000	(1,175,000)	**5,735,000**		

Subsequent Events

Subsequent to the year-ending August 31, 2007, the Company granted incentive stock options to directors and consultants of the company to purchase up to 2,000,000 common shares of the Company at a price of $3.55 per share for a period of five years.

758,000 incentive options expiring on December 17, 2007 were exercised, 30,000 options expiring on February 19, 2012 were exercised, 50,000 options expiring April 10, 2011 were exercised and 150,000 options were cancelled upon termination of a consulting contract.

Outstanding Share Data – December 21, 2007

Common shares and convertible securities outstanding as at the date of this report are:

Security	Expiry Dates	Exercise Prices	Common Shares on Exercise
Common Shares	-	-	80,407,910
Warrants	July 4, 2008 to Aug 7, 2009	$2.25 to $4.00	16,007,688
Options	Dec 11, 2008 to Feb 19, 2012	$0.20 to $3.55	6,747,000
Total at December 21, 2007			103,162,598

Outlook

The Company recently announced that it had started producing concentrates at the MAX Molybdenum Mine near Revelstoke, British Columbia. Exploration at the MAX Project will focus on expanding the known molybdenite mineralization at depth and following up on various tungsten discoveries on surface.

The Company remains committed to new project generation and exploration. In July, the Company signed an option agreement to acquire a 100-per-cent interest in 513 hectares contiguous with its Tin City property and acquired by staking the highly prospective Butters Peak Molybdenum Property. Results from prospecting on all Roca's exploration properties in the Revelstoke area are pending.

In the Eskay/Iskut camp in north-western British Columbia, the Company will continue to work with its partner on a gold exploration program at SeaGold and looks forward to renewing its advanced stage exploration program at the Foremore VMS-Gold project summer of 2008. The Foremore program will focus on both base and precious metal targets, following up on encouraging geological, diamond drilling and geophysical programs conducted previously.

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1
Canada
Tel 604.684.2900
Fax 604.684.2902

Form 52-109F1 ***Certification of Annual Filings***

I, David Skerlec, **Chief Financial Officer for Roca Mines Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Roca Mines Inc.*** (the issuer) for the period ending ***August 31, 2007***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 24, 2007

"David Skerlec"

David Skerlec
Chief Financial Officer

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1
Canada
Tel 604.684.2900
Fax 604.684.2902

Form 52-109F1 ***Certification of Annual Filings***

I, Scott Broughton, ***Chief Executive Officer of Roca Mines Inc.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Roca Mines Inc.*** (the issuer) for the period ending ***August 31, 2007***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 24, 2007

"Scott Broughton"

Scott Broughton
President and Chief Executive Officer

Request for Voting Instructions ("VIF")

**ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF ROCA MINES INC.**

**TO BE HELD AT SUITE 1100,
888 DUNSMUIR STREET, VANCOUVER, BC
ON WEDNESDAY, FEBRUARY 13, 2008, AT 10:00 AM**

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To elect Scott E. Broughton as Director		N/A	
2. To elect David J. Skerlec as Director		N/A	
3. To elect John M. Mirko as Director		N/A	
4. To elect Ernest Peters as Director		N/A	
5. To elect John F. Baker as Director		N/A	
6. Appointment of PricewaterhouseCoopers LLP, as auditors of the Company		N/A	
7. To approve and confirm the stock option plan as set out in accompanying Information Circular			N/A

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.

IF YOU WISH TO:

A) VOTE IN PERSON AT THE MEETING or

B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________________

SECURITYHOLDER SIGN HERE: ____

DATE SIGNED: ____________________________

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact Christian Carvacho at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

1. ***If this VIF is signed and the form is not marked otherwise***, the securities will be voted in favour of each matter identified in the notice of meeting.
2. ***If this VIF is not dated in the space provided***, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.
3. This VIF confers ***discretionary authority to vote on such other business*** as may properly come before the meeting or any adjournment thereof.
4. This VIF should be read in conjunction with the accompanying notice of meeting and information circular.
5. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.
6. If these voting instructions are given on behalf of a body corporate, set out the ***full legal name of the body corporate, the name and position of the person giving voting instructions*** on behalf of the body corporate and the address for service of the body corporate.
7. To be represented at the Meeting, ***VIFs must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.***

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR VIF BY MAIL OR FAX to Pacific Corporate Trust Company

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144. ***Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.***

PACIFIC CORPORATE TRUST COMPANY

510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144

January 18, 2008

ROCA MINES INC
490-1122 MAINLAND STREET
VANCOUVER, BC V6B 5L1
CANADA

Dear Sirs\Mesdames:

RE: ROCA MINES INC (the "Company")
MAILING ON JANUARY 18, 2008

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid mail to all of the registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on the list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

- Information Circular
- Notice of Meeting
- Proxy*
- Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

"Christian Carvacho"

Christian Carvacho

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.

January 9, 2008

Dear Shareholder:

ROCA MINES INC.
(the "Company")

Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102, *Continuous Disclosure Obligations*, the registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis ("MD&A") for the annual financial statements, our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

ROCA MINES INC.
490 – 1122 Mainland Street
Vancouver, B.C.
V6B 5L1

As an alternative to receiving these financial statements and MD&A by mail, you may view them on the Company's profile on SEDAR at www.sedar.com.

REQUEST TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A OF ROCA MINES INC.

☐ A. Please send me the annual financial statements and MD&A.

☐ B. Please send me the interim financial statements and MD&A.

☐ C. Please send me both A and B.

I confirm that I am a registered and/or beneficial holder of shares of the Company.

____
Signature

____
Name of Shareholder - Please Print

____
Address

____

____
Postal Code

____
Name and title of person signing, if different from name above

ROCA MINES INC.

Annual General Meeting
to be held on February 13, 2008

Notice of Annual General Meeting
and
Information Circular

January 9, 2008

ROCA MINES INC.
490 – 1122 Mainland Street
Vancouver, B.C.
V6B 5L1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of Roca Mines Inc. (the "Company") will be held at Suite 1100 – 888 Dunsmuir Street, Vancouver, British Columbia, on Wednesday, February 13, 2008 at 10:00 a.m. At the meeting, the shareholders will receive the financial statements for the year ended August 31, 2007, together with the auditor's report thereon, and consider resolutions to:

1. elect directors for the ensuing year;
2. appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;
3. confirm the Company's stock option plan; and
4. transact such other business as may properly be put before the meeting.

All shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: Corporate Services Division, 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting at which the proxy is to be used, then the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on January 9, 2008 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 9th day of January, 2008.

ON BEHALF OF THE BOARD

(signed) "Scott E. Broughton"

Scott E. Broughton,
President and Chief Executive Officer

ROCA MINES INC.

490 – 1122 Mainland Street
Vancouver, B.C.
V6B 5L1

INFORMATION CIRCULAR

(as at January 9, 2008 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Roca Mines Inc. (the "Company"). The form of proxy which accompanies this Circular (the "Proxy") is for use at the annual general meeting of the shareholders of the Company to be held on February 13, 2008 (the "Meeting"), at the time and place set out in the accompanying notice of meeting (the "Notice of Meeting"). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The person named in the Proxy is a director and officer of the Company. **A shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed name and inserting the desired person's name in the blank space provided.** The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Corporate Services Division, 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting at which the proxy is to be used.

The Proxy may be revoked by:

(a) signing a proxy with a later date and delivering it at the time and place noted above;

(b) signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c) attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs". In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs. Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Pacific Corporate Trust Company; or

(b) more typically, be given a voting instruction form ("VIF") which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instruction.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a form of proxy. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the Shares owned by it.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF. Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended August 31, 2007, together with the auditor's report on those statements (the "Financial Statements"), will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company's authorized capital consists of unlimited common shares without par value of which 80,407,910 common shares are issued and outstanding. All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at January 9, 2008 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding common shares of the Company.

As at January 9, 2008, the total number of common shares owned or controlled by management and the directors of the Company and their associates or affiliates was 4,396,584 common shares, representing 5.5% of the total issued and outstanding common shares.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at five.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present[(1)]
SCOTT E. BROUGHTON[(2)] Vancouver, BC, Canada *President, Chief Executive Officer and Director*	President and Chief Executive Officer of the Company and Stikine Gold Corp., a TSX Venture listed company; Professional Engineer	June 19, 2001	1,167,501
DAVID J. SKERLEC Vancouver, BC, Canada *Chief Financial Officer, Secretary and Director*	Chief Financial Officer and Secretary of the Company and Stikine Gold Corp., a TSX Venture listed company	March 6, 2003	1,443,699
JOHN M. MIRKO North Vancouver, BC, Canada *Director*	Mining Contractor	June 19, 2001	1,495,384
ERNEST PETERS[(2)] Vancouver, BC, Canada *Director*	Mining Businessman	June 19, 2001	50,000
JOHN F. BAKER[(2)] Smithers, BC, Canada *Director*	Mining and Drilling Consultant	February 14, 2007	240,000

Notes:

(1) The information as to common shares beneficially owned or controlled has been provided by the directors themselves.

(2) Current member of the Company's audit committee.

The Company does not have an executive committee of its board of directors.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

No director, or proposed director, of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director, or proposed director, of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION

Named Executive Officers

Summary of Compensation

There are presently two Named Executive Officers of the Company namely, Scott Broughton (President and Chief Executive Officer) and David Skerlec (Chief Financial Officer and Secretary). "Named Executive Officer" means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the Company's three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Set out below is a summary of compensation paid during the Company's three most recently completed financial years to the Company's Named Executive Officers:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)[1]	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	
Scott E. Broughton President and Chief Executive Officer	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	425,000 250,000 Nil	Nil Nil N/A	N/A N/A N/A	95,200[2] 81,800[3] 56,600[4]
David J. Skerlec Chief Financial Officer and Secretary	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	425,000 250,000 Nil	N/A N/A N/A	Nil Nil N/A	71,225[5] 70,875[6] 50,400[7]

Notes:

(1) As no SARs have been granted, all references are to incentive stock options.

(2) During the year ended August 31, 2007, Scott Broughton was paid $95,200 in fees for engineering and project management consulting services provided to the Company based on a per diem rate of $400.

(3) During the year ended August 31, 2006, Scott Broughton was paid $81,800 in fees for engineering and project management consulting services provided to the Company based on a per diem rate of $400.

(4) During the year ended August 31, 2005, Scott Broughton was paid $56,600 in fees for engineering and project management consulting services provided to the Company based on a per diem rate of $400.

(5) During the year ended August 31, 2007, David Skerlec was paid $71,225 in fees for financial consulting services provided to the Company based on a per diem rate of $350.

(6) During the year ended August 31, 2006, David Skerlec was paid $70,875 in fees for financial consulting services provided to the Company based on a per diem rate of $350.

(7) During the year ended August 31, 2005, David Skerlec was paid $50,400 in fees for financial consulting services provided to the Company based on a per diem rate of $350.

Long-Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

The Company has implemented a stock option plan dated September 27, 2002. Under the Plan, the board of directors is authorized to grant incentive stock options to certain directors, senior officers, employees and consultants of the Company entitling them to purchase common shares. The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, consultants and employees, to reward those persons from time to time for their contributions toward the long-term goals of the Company, and to enable and encourage such directors, officers, consultants and employees to acquire common shares as long-term investments. The stock option plan is administered by the Company's Secretary at the direction of the board of directors.

The following table sets forth the stock options granted to Named Executive Officers during the most recently completed financial year:

Option/SAR grants during the most recently completed financial year

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Scott E. Broughton President and Chief Executive Officer	425,000	16%	$1.45	$1.45	February 19, 2012
David J. Skerlec Chief Financial Officer and Secretary	425,000	16%	$1.45	$1.45	February 19, 2012

The Company has not repriced downward any options or SARs during its most recently completed financial year.

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Named Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregate option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options/SARs at August 31, 2007		Value of Unexercised in-the-Money Options/SARs at August 31, 2007[2]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Scott E. Broughton President and Chief Executive Officer	Nil	N/A	254,000[3] 121,000 220,000 250,000 425,000	Nil	$591,820 $281,930 $501,600 $570,000 $459,000	Nil
David J. Skerlec Chief Financial Officer and Secretary	Nil	N/A	250,000[3] 125,000 220,000 250,000 425,000	Nil	$582,500 $291,250 $501,600 $570,000 $459,000	Nil

Notes:

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2) "in-the-Money Options" means the excess of the market value of the Company's shares on August 31, 2007 over the exercise price of the options. On August 31, 2007, the Company's shares traded at a price of $2.53.

(3) On December 15, 2003 the shareholders of the Company approved the repricing of these options from $0.35 to $0.20.

Termination of Employment, Change in Responsibilities and Employment Contracts

Scott Broughton, CEO and President provides consulting services to the Company pursuant to a consulting agreement at a per diem rate of $400. Services provided include general corporate, exploration and acquisition strategy, drafting and engineering work, investor presentations and contract negotiations. David Skerlec, CFO and Secretary provides consulting services to the Company pursuant to a consulting agreement at per diem rate of $350, for corporate finance services, contract negotiations, financial accounting and general management. The Company and its subsidiaries have no other employment contracts with its Named Executive Officers

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer's employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change in control.

Compensation of Directors

There was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year. In addition to the compensation paid to Named Executive Officers disclosed in the Summary Compensation Table above, during the year ended August 31, 2007, the Company paid contract project management fees of $83,887 to a company controlled by John Mirko, a director of the Company and paid geological consulting fees of $11,900 to John Baker, a director of the Company.

The Company granted the following incentive stock options to directors, officers, employees and consultants of the Company, other than the Named Executive Officers during the Company's most recently completed financial year:

Number Granted	Exercise Price per Share	Date of Grant
1,750,000	$1.45	February 19, 2007

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	6,747,000	$1.68	1,293,791
Equity compensation plans not approved by the securityholders	Nil	N/A	N/A
Total	6,747,000	$1.68	1,293,791

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company's last financial year in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITOR

Auditor

The management of the Company intends to nominate PricewaterhouseCoopers LLP, Chartered Accountants, for re-appointment as auditor of the Company. Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. PricewaterhouseCoopers LLP, Chartered Accountants, was first appointed as auditor of the Company on August 25, 2006. Staley, Okada & Partners, Chartered Accountants, the former auditors of the Company have combined their practice with PricewaterhouseCoopers LLP and resigned as auditors of the Company of their own initiative effective August 25, 2006. This change does not constitute a change of auditors under National Instrument 51-102.

AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers or employees of the Company or of an affiliate of the Company. The Company's current audit committee consists of Scott E. Broughton, John F. Baker and Ernest Peters.

Audit Committee Charter

The text of the audit committee's charter is attached as Schedule "A" to this Circular.

Composition of Audit Committee and Independence

Multilateral Instrument 52-110 *Audit Committees*, ("MI 52-110") provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of the member's independent judgment.

The majority of all of the members of the audit committee of the Company are independent, as that term is defined.

Relevant Education and Experience

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

All of the members of the Company's audit committee are financially literate as that term is defined.

Based on their business and educational experiences, each audit committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection of the accounting for estimates, accruals and reserves; experience analyzing and evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Scott E. Broughton has served as an officer and/or director, of several publicly listed companies since 1992, including Misty Mountain Gold Ltd., Barramundi Gold Ltd., American Bullion Ltd., Aurora Gold Inc. and International Croesus Minerals Inc. During this period he was directly involved with budgeting, cost controls and preparation of detailed financial statements for these corporations with operations in North America, Australia, Tunisia and Venezuela. From 1987 to 2002, Mr. Broughton was also involved in engineering project management including budgeting and cost controls at major mining and construction projects for various North American clients at locations around the world. Mr. Broughton currently serves on the audit committee, and acts as President, Chief Executive Officer and Chairman of Stikine Gold Corporation, a TSX Venture Exchange listed company.

John F. Baker has had extensive experience in senior corporate financial matters through previous employment. Between 1980 and 1999, Mr. Baker held the position of General Manager for JT Thomas Drilling and subsequently, following its acquisition by Major Drilling International, Regional Manager for Western Canada. During this period he was directly involved with and supervised budgeting, internal cost control, accounting, and preparation of detailed financial statements for these corporations with operations in Canada, the United States, Mexico and Costa Rica. Mr. Baker also serves as a director and member of the audit committee for Stikine Gold Corporation, a TSX Venture Exchange listed company..

Ernest E. Peters has over 40 years experience in the mining industry having been involved with the formation, management and financing of a number of public resource companies. His experience in the resource sector includes exploration, development and production management of projects in Canada, United States, Brazil, Mexico and Australia. He currently serves as a Director of Nortec Ventures Corp. and as President, CEO and Director of Carmax Explorations Ltd., both TSX Venture Exchange listed companies.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on:

(a) the exemption in section 2.4 (*De Minimis Non-audit Services*) of MI 52-110; or

(b) an exemption from MI 52-110, in whole or in part, granted under Part 8 (*Exemptions*).

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company to PricewaterhouseCoopers LLP, for services rendered in the last two fiscal years:

	2007	2006
Audit and related fees	$40,000	$40,000
Tax fees	$21,500	$5,000
All other fees	Nil	Nil
Total	$61,500	$45,000

Exemption in Section 6.1

The Company is a "venture issuer" as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (*Composition of Audit Committee*) and 5 (*Reporting Obligations*).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, *Disclosure of Corporate Governance Practices*, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company's approach to corporate governance is set out below.

Board of Directors

Management is nominating five individuals to the Company's board of directors (the "Board").

The Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "independent" directors under MI 52-110, which provides that a director is independent if he or she has no direct or indirect "material relationship" with the Company. Of the proposed nominees, two are "inside" or management directors and accordingly such persons are not considered to be "independent" within the meaning of MI 52-110. The three other directors are considered by the Board to be "independent" within the meaning of MI 52-110.

The Board does not currently have a Chair and does not consider that, at this stage of the Company's development, it is necessary to have one.

Directorships

The following directors of the Company and nominees are directors of other reporting issuers:

- Scott Broughton is a director of Stikine Gold Corporation, a public company listed on the TSX Venture Exchange;
- David Skerlec is a director of Stikine Gold Corporation, a public company listed on the TSX Venture Exchange;
- John Mirko is a director of Stikine Gold Corporation, a public company listed on the TSX Venture Exchange;
- Ernest Peters is a director of Nortec Ventures Corp. and Carmax Explorations Ltd., public companies listed on the TSX Venture Exchange; and
- John F. Baker is a director of Stikine Gold Corporation, a public company listed on the TSX Venture Exchange.

Orientation and Continuing Education

The Board does not have any formal policies with respect to the orientation of new directors nor does it take any measures to provide continuing education for the directors. At this stage of the Company's development the Board does not feel it necessary to have such policies or programs in place.

Ethical Business Conduct

To date, the Board has not adopted a formal written Code of Business Conduct and Ethics. However, the current limited size of the Company's operations, and the small number of officers and consultants, allow the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination and Assessment

The Board has not adopted a formal process with respect to nominating new directors to the Board. The Board expects that when the time comes to appoint new directors to the Board that the nominees would be recruited by the current Board members, and the recruitment process would involve both formal and informal discussions among Board members and the CEO. The Board monitors, but does not formally assess, the performance of individual Board members and their contributions.

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Company's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time.

Compensation

The quantity and quality of the Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current compensation arrangements, which currently consist solely of incentive stock options, adequately reflect the responsibilities and risks involved in being an effective director of the Company. At the present time, the President and CEO receives a per diem consulting fee for acting in this capacity, as well as incentive stock options. The number of options to be granted is determined by the Board as a whole, which allows the independent directors to have input into compensation decisions.

Other Board Committees

The only committee of the Board is the Audit Committee.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirming Stock Option Plan

Shareholders are being asked to confirm approval of the Company's stock option plan (the "Stock Option Plan") which was initially adopted by the directors of the Company on September 27, 2002. There have been no changes to the Stock Option Plan since it was adopted by the directors. The Stock Option Plan remains subject to approval by the TSX Venture Exchange (the "Exchange"), which the Company expects to have received by the date of the Meeting. The purpose of the Stock Option Plan is described in the section "Executive Compensation – Options and Stock Appreciation Rights (SARS)" of the information circular.

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

1. The maximum number of shares that may be issued upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time of grant, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2. The board of directors shall not grant options to any one person in any 12 month period which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

3. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Stock Option Plan. All options granted under the Stock Option Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Stock Option Plan.

In accordance with the policies of the Exchange, a plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting.

Accordingly, at the Meeting, the shareholders will be asked to pass the following resolution:

"IT IS RESOLVED THAT the Stock Option Plan is hereby approved and confirmed."

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. A copy of the Company's most recent annual financial statements to August 31, 2007, along with Management's Discussion and Analysis thereon, accompanies this Circular. Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company at 604-684-2900.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 9th day of January, 2008.

ON BEHALF OF THE BOARD

(signed) "Scott E. Broughton"

Scott E. Broughton,
President & Chief Executive Officer

SCHEDULE "A"

ROCA MINES INC.
(the "Company")

AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a) review and report to the board of directors of the Company on the following before they are published:

(i) the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company,

(ii) the auditor's report, if any, prepared in relation to those financial statements;

(b) review the Company's annual and interim earnings press releases before the Company publicly discloses this information;

(c) satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures;

(d) recommend to the board of directors:

(i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and

(ii) the compensation of the external auditor;

(e) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(f) monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established;

(g) monitor the management of the principal risks that could impact the financial reporting of the Company;

(h) establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(i) pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor;

(j) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company; and

(k) with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of three directors from the Company's board of directors, a majority of whom are not officers or employees of the Company or an affiliate of the Company.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1. reporting to the board of directors on the proceedings of each committee meeting and on the committee's recommendations at the next regularly scheduled directors' meeting; and

2. reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF ROCA MINES INC.

**TO BE HELD AT SUITE 1100,
888 DUNSMUIR STREET, VANCOUVER, BC
ON WEDNESDAY, FEBRUARY 13, 2008, AT 10:00 AM**

I/We being holder(s) of the Company hereby appoint:

Scott E. Broughton, a Director of the Company, or failing this person, **David Skerlec**, a Director of the Company, or in the place of the foregoing,

(print the name) ______________________________,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To elect Scott E. Broughton as Director		N/A	
2. To elect David J. Skerlec as Director		N/A	
3. To elect John M. Mirko as Director		N/A	
4. To elect Ernest Peters as Director		N/A	
5. To elect John F. Baker as Director		N/A	
6. Appointment of PricewaterhouseCoopers LLP, as auditors of the Company		N/A	
7. To approve and confirm the stock option plan as set out in accompanying Information Circular			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed by you, the holder***, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder***, who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies submitted must be received no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

ROCA MINES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2007 and 2006

(Expressed in Canadian Funds)

Prepared by Management Without Audit

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended November 30, 2007.

Roca Mines Inc.

Statement 1

(A Development Stage Company)

Consolidated Balance Sheets

Canadian Funds

ASSETS	As at November 30, 2007 (Unaudited)	As at August 31, 2007
Current		
Cash and cash equivalents	$ 1,077,327	$ 8,697,717
Receivables	930,320	1,199,096
Prepaid expenses and deposits	424,727	788,280
Marketable securities *(Note 4)*	60,000	-
Future income tax asset	123,225	123,225
	2,615,599	10,808,318
Resource Property Costs - *Schedule (Note 5)*	53,685,886	41,674,073
Reclamation Bonds *(Note 9)*	752,900	752,900
Equipment *(Note 6)*	43,876	36,197
	54,482,662	42,553,170
	$ 57,098,261	$ 53,361,488
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 3,630,380	$ 2,293,693
Due to related parties *(Note 10f)*	245,155	51,369
	3,875,535	2,345,062
Asset Retirement and Mine Closure Obligations *(Note 8)*	870,961	870,961
	4,746,496	3,216,023
SHAREHOLDERS' EQUITY		
Share Capital *(Note 7a)*	44,895,349	44,779,405
Contributed Surplus *(Note 7e)*	11,463,544	7,782,856
Deficit - *Statement 2*	(4,007,128)	(2,416,796)
	52,351,765	50,145,465
	$ 57,098,261	$ 53,361,488

Commitments *(Note 12)*

ON BEHALF OF THE BOARD:

"Scott Broughton", Scott E. Broughton, Director

"David Skerlec", David J. Skerlec, Director

- See Accompanying Notes -

Roca Mines Inc.

Statement 2

(A Development Stage Company)

Consolidated Statements of Loss, Comprehensive Loss and Deficit

For the Three Months Ended November 30

Canadian Funds

Unaudited

	2007	2006
Expenses		
Stock-based compensation	$ 1,355,363	$ 16,692
Advertising, promotion and shareholder relations	82,244	39,464
Accounting, audit and legal fees	67,804	13,600
Travel and insurance costs	61,372	8,148
Consulting and management fees	55,855	30,500
Banking charges, office and sundry	42,733	23,933
Rent	10,417	5,890
Listing and filing fees	5,000	2,223
Amortization	5,095	3,722
Loss Before the Undernoted	1,685,883	144,172
Property investigation/generative exploration costs	-	46,005
Gain on sale of marketable securities *(Note 4)*	-	(11,370)
Exchange loss	2,406	-
Interest income	(97,957)	(30,388)
Loss and Comprehensive Loss for the Period	1,590,332	148,419
Deficit - Beginning of period	2,416,796	1,578,767
Deficit - End of Period	$ 4,007,128	$ 1,727,186
Loss per Share - Basic and Diluted	$ (0.02)	$ (0.01)
Weighted Average Number of Common Shares Outstanding	79,625,954	60,161,653

- See Accompanying Notes -

Roca Mines Inc.

Statement 3

(A Development Stage Company)

Consolidated Statements of Cash Flows

For the Three Months Ended November 30

Canadian Funds

Unaudited

Cash Resources Provided By (Used In)		**2007**		2006
Operating Activities				
Loss for the period	**$**	**(1,590,332)**	$	(148,419)
Items not affected by cash:				
Amortization		**5,095**		3,722
Stock-based compensation		**1,355,363**		16,692
Gain on sale of marketable securities		**-**		(11,370)
Changes in non-cash working capital items:				
Accounts receivable		**220,185**		(202,005)
Prepaid expenses and deposits		**363,553**		550
Accounts payable and accrued liabilities		**(2,165,608)**		568,248
		(1,811,744)		227,418
Investing Activities				
Purchase of equipment		**(12,774)**		(2,800)
Prepaid expenses and deposits on resource properties		**48,590**		45,000
Resource property costs, *net of exploration tax credits*		**(5,915,462)**		(5,384,617)
Proceeds on disposal of marketable securities		**-**		23,070
		(5,879,646)		(5,319,347)
Financing Activities				
Share and warrant issuance proceeds		**71,000**		602,329
		71,000		602,329
Net Increase (Decrease) in Cash and Cash Equivalents		**(7,620,390)**		(4,489,600)
Cash and cash equivalents - Beginning of Period		**8,697,717**		4,909,936
Cash and Cash Equivalents - End of Period	**$**	**1,077,327**	$	420,336
Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Stock-based compensation recorded in resource property costs	**$**	**2,370,270**	$	-
Property expenditures included in accounts payable	**$**	**3,696,081**	$	1,912,985
Shares received for property	**$**	**(60,000)**	$	-

- See Accompanying Notes -

Roca Mines Inc. Schedule

(A Development Stage Company)

Consolidated Schedules of Resource Property Costs

For the Three Months Ended November 30

Canadian Funds

Unaudited

	2007	2006
MAX Molybdenum Project, B.C., Canada		
Acquisition Costs		
Additional acquisition, staking and land costs	$ 5,950	$ -
	5,950	-
Deferred Exploration and Development Costs		
Mining materials, equipment and underground development	3,586,542	767,130
Stock-based compensation	2,200,215	-
Tailings pond equipment and materials	1,986,968	2,651,596
Mill equipment, materials and relocation	1,578,319	1,756,801
Electrical	720,136	789,746
Drilling costs	476,498	-
Camp equipment, construction costs and materials	402,879	151,446
Geological and project management	280,268	129,286
Engineering studies and consulting	226,131	511,991
Permitting, environmental studies and consulting	134,939	98,055
Office equipment, communication, maps, reports and sundry	114,139	70,348
Powerhouse equipment, construction costs and materials	100,809	-
Lab, assay and metallurgical	57,669	54,895
Consumables inventory	40,859	-
Roads and roadwork	31,757	31,602
Travel and accommodation	27,340	82,500
General labour costs	20,803	150,212
Office building construction costs and materials	10,155	-
Estimated mine closure and reclamation costs	-	398,400
Pre-production concentrate sales, net of milling costs	(231,089)	-
	11,765,337	7,644,008
	11,771,287	7,644,008
SEAGOLD Project, B.C., Canada		
Acquisition Costs		
Option payment received - shares	(60,000)	-
Option payment received - cash	(75,000)	-
	(135,000)	-
Balance Forward	$ 11,636,287	$ 7,644,008

- See Accompanying Notes -

Roca Mines Inc. Schedule

(A Development Stage Company)

Consolidated Schedules of Resource Property Costs *- continued*

For the Three Months Ended November 30

Canadian Funds

	2007	2006
Balance Forward	$ 11,636,287	$ 7,644,008
FOREMORE VMS-Gold Project, B.C., Canada		
Acquisition Costs		
Additional staking and land costs	$ 9,926	$ 1,100
	9,926	1,100
Deferred Exploration Costs		
Stock based compensation	144,212	-
Geological and project management	21,704	-
Maps and reports	19,813	13,730
Field transportation, mobilization	10,710	-
Assaying	9,173	-
Materials and equipment	4,510	140
Prospecting, labour, camp costs and meals	4,215	2,800
Travel and accommodation	2,594	-
Communication	200	-
	217,131	16,670
	227,057	17,770
OTHER Projects, B.C., Canada		
Acquisition Costs		
Staking and land costs	4,145	-
	4,145	-
Deferred Exploration Costs		
Stock based compensation	25,843	-
Materials and equipment	8,491	-
Assaying	5,169	-
Field transportation, mobilization	1,559	-
	41,062	-
	45,207	-
Total Resource Property Costs for the Period	11,908,551	7,661,778
Balance - Beginning of Period	41,764,073	11,373,439
Balance - End of Period	$ 53,672,624	$ 19,035,217

- See Accompanying Notes -

1. Nature of Operations

The Company was incorporated on June 19, 2001 as 629645 BC Ltd. and changed its name to Roca Mines Inc. on April 29, 2002.

These financial statements are presented on a consolidated basis as the Company incorporated a wholly owned subsidiary, FortyTwo Metals Inc., on February 3, 2005. FortyTwo Metals Inc., a British Columbia corporation, holds the mineral claims and underlying agreements and serves as the operating subsidiary for the Max Molybdenum Project.

The Company is a development stage company that engages principally in the acquisition, exploration and development of resource properties. FortyTwo Metals started commissioning the mine and mill facilities at the Max Molybdenum Project in the first quarter ended November 30, 2007. The recovery of the Company's investment in its resource properties is dependent upon the discovery, development and sale of metal bearing concentrates and the ability to raise sufficient capital to finance these operations. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

2. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited consolidated financial statements except as noted below. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company's audited consolidated financial statements for the year ended August 31, 2007.

Changes in accounting policies

Effective September 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

a) Section 3855, *Financial Instruments – Recognition and Measurement* prescribes when a financial asset, financial liability and non-financial derivative is to be recognized on the Balance Sheet and whether fair value or cost-based measures should be used. It also specifies how financial instruments gains or losses should be presented.

The Company is required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for-trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

2. Significant Accounting Policies - *Continued*

The Company has designated its financial instruments as follows:

- Cash, cash equivalents, and marketable securities are classified as *"Available-for-Sale"*. Due to their short-term nature, management believes that their carrying value approximates their fair value;
- Receivables and prepaid expenses are classified as *"Loans and Receivables"*. These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and
- Accounts payable and accrued liabilities are classified as *"Other Financial Liabilities"*. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

b) Section 1530, *Comprehensive Income*, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the three months ended November 30, 2007.

c) Section 3865, *Hedges* specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the three months ended November 30, 2007.

New Accounting Pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning September 1, 2008. The company will adopt the requirements commencing in the interim period ended November 30, 2008 and is considering the impact this will have on the Company's financial statements.

a) Section 1535, *Capital Disclosures,* establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

2. Significant Accounting Policies - *Continued*

(i) qualitative information about its objectives, policies and processes for managing capital;
(ii) summary quantitative data about what it manages as capital;
(iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv) when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

b) Section 3031, *Inventories,* prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

c) Section 3862 – *Financial Instruments - Disclosures,* requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks.

Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments. The Section requires specific disclosures to be made, including the criteria for:

(i) designating financial assets and liabilities as held for trading;
(ii) designating financial assets as available-for-sale; and
(iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, deposits on contracts, reclamation bonds, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Marketable Securities

Marketable securities consist of 150,000 (2006 – 100,000) common shares of Romios Gold Resources Inc. ("Romios") at a recorded book value of $60,000 (2006 - $13,000) and a market value of $60,000 (2006 - $30,000) on November 30, 2007.

5. Resource Property Costs

Details are as follows:

	Acquisition	Deferred Exploration & Development	**Total November 30, 2007**	Total August 31, 2007
Max Molybdenum Project	$ 876,178	$ 47,953,298	**$ 48,829,476**	$ 37,058,189
Foremore VMS-Gold Project	398,757	4,001,985	**4,400,742**	4,173,685
SeaGold Project	(100,250)	19,109	**(81,141)**	53,859
Other	304,857	218,690	**523,547**	478,340
	$ 1,479,542	$ 52,193,082	**$ 53,672,624**	$ 41,130,466

a) MAX Molybdenum Project, Revelstoke Mining Division, B.C., Canada

The Company holds a 100% interest in certain properties, known as the Max Molybdenum Project located in the Revelstoke Mining Division, B.C. The MAX Project is subject to a 2.5% Net Smelter Return ("NSR"). The Company may purchase, at any time, up to 60% of the NSR by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). The Company has also acquired a 100% interest in certain crown grants, mining leases and mineral claims contiguous to the core MAX Molybdenum Project mineral claims. The Company granted a 2.5% NSR on the contiguous property, reducible to 1% upon payment of $2,000,000 at any time prior to commencement of commercial production. The Company must also issue 200,000 shares if it commences commercial production from any part of the contiguous property.

b) FOREMORE VMS-Gold Project, Liard Mining Division, B.C., Canada

The Company holds a 100% interest in certain properties, known as the Foremore Project located in the Liard Mining Division, B.C. The Foremore Project is subject to a 2.5% Net Smelter Return ("NSR"). The Company may purchase at any time, up to 60% of the NSR by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). The Company will be required to make annual advance royalty payments of $50,000 starting May 1, 2006 ($100,000 paid to date). This advance royalty ceases in the year in which commercial production commences. All advance royalty payments paid to commercial production may be applied as a reduction of future royalty payments. The Company must also issue 200,000 common shares to the vendor upon the commencement of commercial production.

5. Resource Property Costs - *Continued*

c) SEAGOLD Project, Liard Mining Division, B.C., Canada

The Company has completed the acquisition of a 100% interest in certain properties, known as the SeaGold Project in the Liard Mining Division, B.C. The Company made cash payments totalling $100,000 and issued 200,000 common shares to the vendor to acquire this property. The SeaGold Project is subject to a 2.5% NSR. The Company may purchase at any time, up to 60% of the NSR by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). Advance annual royalty payments of $30,000 will be payable by the Company starting on December 1, 2007, ceasing in the year in which commercial production commences. The Company must also issue 200,000 common shares to the vendor upon the commencement of commercial production

On November 30, 2007 Romios Gold Resources Inc. ("Romios") completed the acquisition of a 50% interest in the SeaGold Property by paying $200,000, and issuing 600,000 common shares to the Company. Romios has also assumed the Company's obligation to issue the original property vendor 200,000 common shares upon commencement of commercial production, and advance royalty payments of $30,000 per annum ($30,000 paid to date).

An additional 25% (up to 75%) can be earned by Romios by paying the Company $2,000,000 in cash or common share equivalent within 90 days of vesting the initial 50%.

d) OTHER Projects, Revelstoke Mining Division, B.C., Canada

In December of 2006, the Company signed four agreements with a group of prospectors, pursuant to which the Company may acquire a 100% interest in four separate properties in the Revelstoke Mining Division, British Columbia. Each property is subject to a 2% net smelter return royalty which may be purchased by the company for $2-million. To maintain all options in good standing, the Company must complete the following:

		Cash Payments	Share Issuances
Upon Exchange Approval (paid/issued)	$	7,500	60,000
April 1, 2007 (paid/issued)		24,000	60,000
April 1, 2008		31,500	60,000
April 1, 2009		42,000	60,000
April 1, 2010		51,000	75,000
	$	156,000	315,000

In July of 2007, the Company signed an option agreement to acquire a 100% interest in 513 hectares contiguous with the Tin City Property. The Company paid the vendor $12,300 on signing and, at its option, must pay an additional $100,000 and issue 50,000 common shares on or before June 5, 2009 to complete the acquisition. This contiguous property is subject to a 2.5% Net Smelter Return, which may be reduced to 0.5% upon payment of $1.5 million.

6. Equipment

Details are as follows:

	Cost	Accumulated Amortization	November 30, 2007 Net Book Value	August 31, 2007 Net Book Value
Office and Computers	$ 67,248	$ 31,398	$ 35,850	$ 27,515
Software	5,543	5,543	-	5
Crew/Equipment Vehicle	29,761	21,735	8,026	8,677
	$ 102,552	$ 58,676	$ 43,876	$ 36,197

The Company provides for amortization on its equipment at an annual rate of 45% for computer hardware, 30% for automobile equipment, 20% for office equipment and 100% for computer software on the declining balance method. One-half of the above rates are taken in the year of acquisition

7. Share Capital

a) Details are as follows:

	Number of Shares	Amount
Authorized:		
Unlimited common shares without par value		
Balance – August 31, 2006	59,270,430	$ 17,004,359
Issued for cash:		
Private placement of units – February 2007		
- prorated fair value of common shares issued	5,000,000	5,910,352
Private placement of units – March 2007		
- prorated fair value of common shares issued	7,142,857	8,319,686
Private placement of units – March 2007		
- prorated fair value of common shares issued	1,212,121	1,453,663
Private placement of units – August 2007		
- prorated fair value of common shares issued	4,703,500	12,961,423
Exercise of $0.40 warrants	831,667	332,667
Exercise of $0.90 Agent warrants	39,335	35,402
Exercise of Incentive stock options	1,175,000	432,250
Issued for SeaGold Project	75,000	98,250
Issued for Bonanza Project	30,000	63,150
Issued for Ellesmere Project	30,000	63,150
Issued for Farside Project	30,000	63,150
Issued for Tin City Project	30,000	63,150
Fair value of warrants exercised	-	42,337
Fair value of stock options exercised	-	300,916
Share issuance costs	-	(2,309,390)
Future Income Tax	-	(55,109)
Balance – August 31, 2007	79,569,910	44,779,405
Issued for cash:		
Exercise of incentive stock options	80,000	71,000
Fair value of stock options exercised *(Note 7d)*	-	44,944
Balance – November 30, 2007	79,649,910	44,895,349

7. Share Capital - *Continued*

b) A summary of the Company's warrants and agent/underwriter warrants ("B-Warrants") outstanding at November 30, 2007 and the changes for the period are as follows:

Number Outstanding August 31, 2007	Issued	Exercised	Number Outstanding November 30, 2007	Exercise Price Per Share	Expiry Date	Description
1,828,571	-	-	1,828,571	$2.25	4-Jul-08	Warrant
3,171,429	-	-	3,171,429	$2.25	9-Aug-08	Warrant
7,142,857	-	-	7,142,857	$2.25	6-Sep-08	Warrant
1,212,121	-	-	1,212,121	$2.25	28-Sep-08	Warrant
2,351,750	-	-	2,351,750	$4.00	7-Aug-09	Warrant
18,750	-	-	18,750	$2.25	9-Aug-08	B-Warrant
245,400	-	-	245,400	$3.18	7-Aug-08	B-Warrant
36,810	-	-	36,810	$3.18	20-Aug-08	B-Warrant
16,007,688	-	-	16,007,688			

c) The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. The maximum number of shares issuable under the stock option plan shall not exceed 10% of the issued and outstanding common shares. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the board of directors and the exercise price of an option is not less than a prescribed discount from the closing price on the TSX Venture Exchange on the last trading day preceding the grant date. Options vest on the grant date unless determined otherwise by the board of directors.

d) A summary of the Company's options at November 30, 2007 and the changes for the period are as follows:

Number Outstanding August 31, 2007	Granted	Exercised	Cancelled	Number Outstanding November 30, 2007	Exercise Price Per Share	Expiry Date
758,000	-	-	-	758,000	$0.20	17-Dec-07
367,000	-	-	-	367,000	$0.20	11-Dec-08
760,000	-	-	-	760,000	$0.25	24-Aug-09
100,000	-	-	-	100,000	$0.25	26-Nov-09
900,000	-	-	-	900,000	$0.25	18-Oct-10
50,000	-	-	-	50,000	$0.55	13-Mar-11
200,000	-	(50,000)	(150,000)	-	$0.55	10-Apr-11
2,600,000(1)	-	(30,000)	-	2,570,000	$1.45	19-Feb-12
-	2,000,000(2)	-	-	2,000,000	$3.55	15-Nov-12
5,735,000	2,000,000	(80,000)	(150,000)	7,505,000		

1) At November 30, 2007, all but 50,000 of these options had vested.
2) At November 30, 2007, all but 75,000 of these options had vested.

Subsequent to November 30, 2007, 758,000 incentive options expiring on December 17, 2007 were exercised for proceeds of $151,600 and 100,000 options expiring on November 26, 2009 were exercised for proceeds of $25,000.

7. Share Capital - *Continued*

In November of 2007, the Company granted 2,000,000 incentive stock options to directors and consultants of the Company. The stock options are exercisable at a price of $3.55 per share for a period of five years. The fair value of stock options used to calculate the compensation expense in February of 2007 was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	4.01%
Expected dividend yield	Nil
Expected stock price volatility	70.8%
Average expected option life	3.75 years

The total fair value of the options granted was calculated to be $3,811,678 on the grant date, $1,333,816 of which amount was expensed and $2,370,270 capitalized to resource property costs during the first quarter. The balance of $107,592 is to be expensed over fiscal 2008 and 2009. The offsetting entries are to contributed surplus.

In the prior fiscal year, the Company granted 2,600,000 incentive stock options to directors and consultants of the Company. The stock options are exercisable at a price of $1.45 per share for a period of five years. The total fair value of the options granted was calculated to be $2,266,043 on the grant date, $1,085,788 of which amount was expensed and $1,139,340 capitalized to resource property costs. The balance of $40,915 is to be expensed in fiscal 2008 of which $21,547 was expensed in the first quarter ended November 30, 2007. The offsetting entry is to contributed surplus.

During the first quarter ended November 30, 2007, 30,000 options expiring on February 19, 2012 were exercised, 50,000 options expiring April 10, 2011 were exercised and 150,000 options were cancelled upon termination of a consulting contract. The fair value of the stock options exercised was calculated to be $44,944 and that amount has been transferred to share capital from contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

e) Contributed Surplus

Details are as follows:

		November 30, 2007	August 31, 2007
Balance – Beginning of Period	$	**7,782,856**	763,946
Fair value of stock-based compensation		**3,725,633**	2,260,790
Fair value of warrants issued		**-**	5,312,006
Fair value of agent/underwriter warrants issued		**-**	217,731
Issuance costs attributed to warrants		**-**	(428,364)
Fair value of options exercised – to share capital		**(44,944)**	(300,916)
Fair value of warrants exercised – to share capital		**-**	(42,337)
Balance – End of Period	$	**11,463,544**	7,782,856

8. Asset Retirement and Mine Closure Obligations

For each property, management has estimated the costs of reclaiming any disturbances to its projects in accordance with the Company's accounting policies at August 31, 2007. There were no changes made to this estimate in the period ending November 30, 2007. Details of management's estimates of reclamation and mine closure costs are as follows:

		November 30, 2007		August 31, 2007
Balance – Beginning of Period	$	**870,961**	$	126,000
Foremore Project – estimated camp closure and other reclamation costs		-		-
Max Molybdenum - estimated mine closure and other reclamation costs		-		744,961
Balance – End of Period	$	**870,961**	$	870,961

The Company obtained an independent assessment of Max Molybdenum site restoration costs at August 31, 2007 of $971,826, which includes a 10% contingency to reflect uncertainty and the potential for inflation. Based on the Company's Phase 1 mine plan, the reclamation is to be completed in the summer of 2010, 28 months following start-up.

This amount has been discounted by a risk free rate of 4.38% on the first $730,000 and 7.75% on the remaining balance of $241,826. The net present value of $849,361 is recorded as a long-term liability to be accreted over time with the corresponding asset to be amortized on a unit-of-production method over the estimated mine-life.

Retirement obligations of $21,600 for the Foremore Project have been estimated by management and are presented on an undiscounted basis due to the uncertainty in forecasting an ultimate closure date.

It is possible the Company's estimate of its ultimate reclamation, site restoration and closure liability could materially change due to possible changes in laws and regulations or changes in cost estimates.

9. Reclamation Bonds

At November 30, 2007, reclamation bonds totalling $752,900 remain in safekeeping with the British Columbia Ministry of Energy, Mines and Petroleum Resources as summarized below:

		November 30, 2007		August 31, 2007
Max Molybdenum Project	$	**730,000**	$	730,000
Foremore Project		**22,900**		22,900
Total	$	**752,900**	$	752,900

Interest received on the funds held in safekeeping accrue to the Company's benefit and are recorded as interest income in the period in which they are received by the Company.

10. Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

a) During the first quarter ended November 30, 2007, consulting fees of $30,800 (2006 – $23,600) were paid or accrued to the President and CEO of the Company. Services provided include general corporate, exploration and acquisition strategy, drafting and engineering work, contract negotiations, and investment presentations. Of this amount, $12,000 (2006 - $12,000) is recorded in deferred exploration and development costs for the period and the balance in consulting fees.

b) During the first quarter ended November 30, 2007, consulting fees of $23,800 (2006 - $16,800) were paid or accrued to the CFO and Secretary of the Company. Services provided include corporate finance and fund raising initiatives, contract negotiations, financial accounting, office management and general administration.

c) During the first quarter ended November 30, 2007, per-diem contract fees of $30,450 (2006 - $20,050) were paid or accrued to a director or a company controlled by a director. Of this amount, $28,350 (2006 - $15,850) is contained in deferred exploration and development costs for the year and the balance has been expensed as consulting fees or generative exploration expense.

d) During the first quarter ended November 30, 2007, per-diem consulting fees of $5,950 (2006 - $Nil) were paid or accrued to a director. This amount is contained in deferred exploration and development costs.

e) During the first quarter ended November 30, 2007, the Company was reimbursed for rent and office expenses totalling $5,209 (2006 - $5,309) by a company with common management.

f) As at November 30, 2007, current liabilities include $245,155 (2006 - $647,938) payable to related parties. These amounts were incurred in the ordinary course of business, are non-interest bearing, and without specific repayment terms.

12. Commitments

a) The Company has signed a lease agreement for the rental of office space. The lease began April 1, 2006 and ends on March 31, 2009. The future minimum lease obligations are as follows:

		Amount
2007	$	36,523
2008		36,523
2009		21,305
	$	94,351

b) The Company has signed an offtake agreement with a U.K.-based purchaser (the "Purchaser"), for molybdenum concentrates produced at the Company's Max Molybdenum Mine. Under the terms of the offtake agreement, the Purchaser has agreed to purchase 100 per cent of the molybdenum concentrates produced at the mine during the 2007 calendar year. Thereafter, the contract is renewable through 2017 by mutually agreed upon pricing

ROCA MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(FORM 51-102F1)

FIRST QUARTER ENDED NOVEMBER 30, 2007

JANUARY 28, 2008

ROCA MINES INC.
Management's Discussion and Analysis
Quarter Ended November 30, 2007
Dated as of January 28, 2008

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements and related notes thereto for the three months ended November 30, 2007 and 2006, which have been prepared in accordance with Canadian generally accepted accounting principles. The reader should also refer to the annual audited consolidated financial statements for the years ended August 31, 2007 and August 31, 2006 and the Management's Discussion and Analysis for those years. All amounts in the financial statements and this discussion and analysis are expressed in Canadian dollars, unless otherwise indicated.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Roca Mines Inc. (the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, amongst other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration of the Company's properties. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional, important factors, if any, are identified here.

Description of Business and Overview of Operations and Financial Condition

The Company is engaged in exploration and development of mineral resources including base, precious and strategic metals in British Columbia, Canada. The Company, through its wholly-owned subsidiary, FortyTwo Metals Inc., holds a 100% interest in the MAX Molybdenum Project, located approximately 60 kilometres from Revelstoke, British Columbia. FortyTwo Metals operates the MAX Molybdenum Mine, producing and selling molybdenite concentrates. Exploration is focused on the search for precious and base metals on two properties located in the Liard Mining Division in north-western British Columbia and five properties located in the Revelstoke Mining Division in south-eastern British Columbia.

During the three months ended November 30, 2007, the Company incurred a loss of $1,590,332 and incurred deferred exploration, development and acquisition costs (net of tax credits) of $11,908,551 compared to a loss of $148,419 and deferred exploration, development and acquisition costs of $7,661,778 in the first quarter of the prior fiscal year.

Selected Annual Financial Results

The information below has been extracted from the Company's annual financial statements.

		Year Ended August 31, 2007		Year Ended August 31, 2006		Year Ended August 31, 2005
Total revenues	$	**Nil**	$	Nil	$	Nil
Net loss	$	**(838,029)**[1]	$	(318,654)[2]	$	(156,736)
Net loss per share	$	**(0.01)**	$	(0.01)	$	(0.01)
Total assets	$	**53,361,488**	$	17,607,739	$	6,307,296
Total long term debt	$	**Nil**	$	Nil	$	Nil

Notes:

1) The loss for the year-ended August 31, 2007 includes non-cash stock-based compensation of $1,121,450 and future income tax recovery of ($811,942).
2) The loss for the year-ended August 31, 2006 includes non-cash stock-based compensation of $111,059 and future income tax recovery of ($273,130).

Results of Operations

MAX Molybdenum Project

Through its wholly-owned subsidiary, FortyTwo Metals Inc., the Company holds a 100% interest in certain crown grants, mining leases and mineral claims known as the MAX Molybdenum Project located in the Revelstoke Mining Division, B.C. The MAX Project is subject to a 2.5% Net Smelter Return ("NSR"). The Company may reduce the NSR to 1% at any time upon payment of $2 million. Certain contiguous land with the main deposit is also subject 2.5% NSR, reducible to 1% upon payment of $2,000,000 at any time prior to commencement of commercial production. The Company must also issue 200,000 shares if it commences commercial production from any part of this contiguous property.

Historic and more recent diamond drilling at the MAX Project demonstrates that the deposit hosts zones of continuous molybdenite mineralization with grades that are an order of magnitude greater than many operating molybdenite mines. A resource estimate completed in September of 2004 in compliance with the CIM Standards stipulated by National Instrument 43-101 of the Canadian Securities Commissions is summarized below:

MEASURED			INDICATED		MEASURED & INDICATED	
Cutoff % MoS^2	**Tonnes**	**Grade % MoS_2**	**Tonnes**	**Grade % MoS_2**	**Tonnes**	**Grade % MoS_2**
0.10	**27,870,000**	**0.21**	**15,070,000**	**0.18**	**42,940,000**	**0.20**
0.20	**9,340,000**	**0.35**	**2,010,000**	**0.41**	**11,350,000**	**0.36**
0.50	**1,010,000**	**1.01**	**370,000**	**0.77**	**1,380,000**	**0.94**
1.00	**260,000**	**1.95**	**20,000**	**1.87**	**280,000**	**1.95**

In addition to the above measured and indicated resources, inferred resources total 8,900,000 tonnes averaging 0.16% MoS_2 at the 0.10 cut-off, including 460,000 tonnes averaging 0.33% at the 0.20 cut-off. Initial production at MAX will focus on the "HG" Zone, including an estimated 280,000 tonnes ("measured + indicated") grading 1.95% MoS_2. The Company's strategy to fast-track a high-grade mine is intended to minimize the lead time to production

and reduce initial capital costs. The use of existing production-sized underground access to the deposit will be maximized. Commissioning of the mill began in September of 2007 and the fist concentrates were shipped in November of 2007. Expansion of the mine and mill will be guided by prevailing molybdenum prices and an assessment of ongoing operating costs throughout 2008.

During the three months ended November 30, 2007, the Company incurred deferred acquisition, development and exploration costs of $11,771,287 (net of pre-commercial concentrate sales totalling $231,089) at the MAX Project, compared to $7,644,008 for the three months ended November 30, 2006. Development costs included costs associated with mine, mill and tailings facility development, engineering and environmental consulting.

At November 30, 2007, a total of $48,829,476 in acquisition and deferred exploration and development costs have been incurred at MAX, net of recorded tax credits and pre-commercial concentrate production credits.

Foremore VMS-Gold Project

The Company holds a 100% interest in the Foremore VMS-Gold project in the Liard Mining Division, B.C. subject to a 2.5% NSR of which the Company may purchase up to 60% at any time by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). The Company is required to make annual advance royalty payments of $50,000 on May 1st of each year ($100,000 paid to date). The Company must also issue 200,000 common shares to the vendor upon the commencement of commercial production.

Foremore has been the focus of the Company's exploration efforts dating back to the summer of 2002 and was the focus of exploration by Cominco Limited between 1989 and 1996. It is situated in one of the most active mining and exploration areas in British Columbia. Significant operations include Barrick Gold's legendary Eskay Creek Mine, Cominco's historic Snip Mine and NovaGold and Teck Cominco's Galore Creek Project.

Drawn to the area because of its abundance of mineralized boulders, previous explorers failed to locate a source for those boulders at Foremore. In contrast, the Company's exploration crews have succeeded in discovering numerous showings and mineralized zones in outcrop and in diamond drill-holes, over the past few seasons. The 'North Zone' exhibits all of the characteristics of major world-class volcanogenic massive sulphide ("VMS") systems and clearly shows good precious and base metal grades within the edges of the system drilled to date. With a strike length of some 6 kilometres, the North Zone itself (a small portion of the total project area) has the potential to hold one or several significant deposits.

To November 30, 2007, the Company had expended a total of $4,400,742 (net of recorded tax credits) at Foremore including $398,757 in acquisition costs and the balance in deferred exploration costs. While relatively inactive at Foremore during the two prior fiscal years, the Company is planning a comprehensive exploration program for summer-2008.

SeaGold Property

The Company has acquired a 100% interest in the SeaGold Project for staged payments totalling $100,000 and 200,000 common shares. The property comprises 160 units in 8 claim blocks and covers an area of approximately 40 square kilometers, centered on a number of gold and copper occurrences approximately 35 km north of Barrick Gold's Eskay Creek gold/silver mine in the Liard Mining Division, British Columbia. The property is subject to a 2.5% Net Smelter Return ("NSR") which 60% of which may be purchased at any time, by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). The Company must also issue 200,000 common shares to the vendor upon the commencement of commercial production and advance royalty payments of $30,000 per annum.

The Company has now disposed of a 50% interest in the property to Romios Gold Resources Inc. ("Romios") for staged payments totaling $200,000 and 600,000 common shares. During the three months ended November 30, 2007, the Company received the final requirements of 150,000 common shares of Romios and $75,000. Under the terms of the acquisition agreement, Romios now has until February 27, 2008 to earn an additional 25% interest in the SeaGold Property by paying the Company $2 million in cash or common share equivalent value. Romios has also assumed the Company's obligation to issue the original property vendor 200,000 common shares upon commencement of commercial production, and advance royalty payments of $30,000 per annum ($30,000 paid to date).

Lardeau Properties

The Company's September 2006 exploration program reviewed potential targets within a 100-kilometre radius of the MAX Molybdenum Mine, resulting in the selection of the following important projects in the historic Lardeau Mining Camp during the year-ended August 31, 2007:

The *Farside property* is a road accessible bulk tonnage porphyry prospect consisting of a 500-metre by 900-metre area containing outcrop of biotite quartz monzonite and skarn. These rocks host intensive veining and hornfels assaying in gold, bismuth, tungsten and molybdenum.

The *Bonanza-Butte* property consists of four high-grade silver-gold vein targets and one stockwork quartz-carbonate zone covering a 2,000-metre by 900-metre zone hosted in schistose rocks.

The *Ellsmere-Horne* property includes massive sulphide contact zones containing copper, lead, zinc, silver and gold exposed intermittently over a 4,000-metre strike length.

The *Tin City* property is a road accessible bulk tonnage tungsten and base metal target. Previous work by Newmont Exploration of Canada (1984 and 1985) reported assays up to 1.12 per cent WO3 over two metres from a 2,700-metre-long mineralized amphibolite unit.

The Company has now paid $31,500 and issued 120,000 common shares to the vendors of the four properties discussed above and will, at its option, pay an additional $124,500 and issue

195,000 common shares to the vendors in staged payments ending April 1, 2010 to earn a 100% interest in all four properties. Each property is subject to a 2.0-per-cent net smelter return held by the vendors which may be purchased by the Company for $2 million.

In June of 2007, the Company signed an option agreement to acquire a 100% interest in 513 hectares contiguous with the Tin City property. The Company paid the vendor $12,300 on signing and, to complete the acquisition, must pay an additional $100,000 and issue 50,000 common shares on or before June 5, 2009. This contiguous property is subject to a 2.5% Net Smelter Return, which may be reduced to 0.5% upon payment of $1.5 million.

The Company has acquired by staking, and holds a 100% interest in the *Butters Peak Molybdenum Property*, located approximately 25 kilometres northeast of the MAX Mine. Covering approximately 1,650 hectares, the property was originally discovered by tracing highly anomalous regional silt geochemical results to molybdenite float. A single diamond drill hole by a Noranda-Amax joint venture in 1978 to 882 metres (drill capacity) intersected at least two porphyry stocks and at least five intrusive phases have been observed in float.

Operating Expenses and Loss

During the three months ended November 30, 2007, the Company incurred a loss of $1,590,332 and incurred deferred exploration, development and acquisition costs (net of pre commercial-production concentrate sales) of $11,908,551 compared to a loss of $148,419 and deferred exploration, development and acquisition costs of $7,661,778 in the first quarter of the prior fiscal year.

General and administrative expenses increased substantially over the comparable period in 2006 primarily because of higher non-cash, stock-based compensation expense in the current fiscal year. Higher advertising, promotion and shareholder relations, office and sundry, accounting, audit and legal, and rent expenses help account for the overall increase in general and administrative costs over 2006, reflecting the Company's rapid expansion and transition from exploration company to emerging metals producer. Property expenditures increased significantly as the Company accelerated construction and planned expansion at the MAX Molybdenum Mine.

Liquidity and Capital Resources

At November 30, 2007, the Company held cash and cash equivalents of $1,077,327 compared to cash of $420,336 at November 30, 2006. As concentrate production and shipments began in November of 2007, management believes that it has now raised sufficient capital to fund its ongoing operations through cash-flow. The Company has no long-term debt.

Summary of Quarterly Results

	Nov. 30, 2007	Aug. 31, 2007	May 31, 2007	Feb. 28, 2007
Total revenues	Nil	Nil	Nil	Nil
Net loss (income)	1,590,332[1]	(631,766)[2]	158,172	1,163,204[3]
Net loss (income) per share	0.01	(0.01)	0.01	0.02
Total assets	57,098,261	53,361,488	37,818,994	28,236,928
Total long term debt	Nil	Nil	Nil	Nil
	Nov. 30, 2006	**Aug. 31, 2006**	**May 31, 2006**	**Feb. 28, 2006**
Total revenues	Nil	Nil	Nil	Nil
Net loss (income)	148,419	(392,186)[4]	316,067[5]	122,570
Net loss (income) per share	0.01	0.01	0.01	0.01
Total assets	20,923,750	17,607,739	10,766,245	6,640,982
Total long term debt	Nil	Nil	Nil	Nil

Note 1: The loss for the quarter ended November 30, 2007 includes stock-based compensation expense of $1,355,363.

Note 2: The income recorded in the quarter ended August 31, 2007 includes a future income tax recovery of $811,942.

Note 3: The loss for the quarter ended February 28, 2007 includes stock-based compensation expense of $1,062,267.

Note 4: The income recorded in the quarter ended August 31, 2006 includes a future income tax recovery of $273,130 and significant reallocations of stock-based compensation expense from general and administrative expenses to deferred exploration and development costs.

Note 5: The loss for the quarter ended May 31, 2006 includes stock-based compensation expense of $228,517.

Critical Accounting Estimates

The Company's accounting policies are described in Note 2 to the annual consolidated financial statements. The estimates made in applying the policies below can be uncertain and a change in these estimates could materially impact the consolidated financial statements.

Resource Property Costs

Resource property costs represent the most significant assets of the Company with a carrying value of approximately $53.7 million at November 30, 2007. In subsequent periods, the majority of pre-production capital incurred at the MAX Molybdenum project will be considered property, plant and equipment and will be amortized using a unit-of-production method.

The costs associated with resource costs and/or property, plant and equipment include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of mineral interests believed to be contained or potentially contained, in properties to which they relate. The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Depreciation and depletion is also determined based on property, plant and equipment carrying values. Depreciation and depletion is calculated on the units of production basis over existing mineral reserves or resources. Mineral resources or reserves are an estimate of the quantity of economically recoverable ore and/or mineralization and will change from time to time as a result of additional geological information, actual grade or recoveries different from original estimates or commodity price changes.

Asset Retirement Obligations

The Company is subject to various laws governing reclamation of its mine sites and exploration sites. These laws are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of these liabilities for asset retirement obligations are recognized in the period they are incurred. A corresponding increase in the related asset is recorded and depreciated over the estimated life of the asset. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings. Where a related asset is not identifiable with a liability, the change in fair value is charged to earnings in the period. Each period, the liability is increased to reflect the accretion (or interest) portion of the initial fair value estimate and changes in estimated cost and timing of the reclamation procedures. Actual future reclamation costs may be materially different from the costs estimated by the Company.

Stock Option and Warrant Valuation

The determination of the fair value of stock options and warrants issued requires management to estimate future stock volatility, expected life, and a risk-free rate of return. The Company uses historic information to estimate these future variables. Given the change in the Company from an exploration to emerging producer, historic information may no longer be valid and these estimates could materially impact the consolidated financial statements.

Income and Mining Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective tax bases, and for tax losses and other deductions carried forward. The Company evaluates the carrying values of its future tax assets periodically by assessing its valuation allowance and by adjusting the amount of such valuation allowance in the period, if necessary.

Changes in accounting policies

Effective September 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

a) Section 3855, *Financial Instruments – Recognition and Measurement* prescribes when a financial asset, financial liability and non-financial derivative is to be recognized on the

Balance Sheet and whether fair value or cost-based measures should be used. It also specifies how financial instruments gains or losses should be presented.

The Company is required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for-trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

The Company has designated its financial instruments as follows:

- Cash, cash equivalents, and marketable securities are classified as *"Available-for-Sale"*. Due to their short-term nature, management believes that their carrying value approximates their fair value;
- Receivables and prepaid expenses are classified as *"Loans and Receivables"*. These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and
- Accounts payable and accrued liabilities are classified as *"Other Financial Liabilities"*. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

b) Section 1530, *Comprehensive Income,* introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the

fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the three months ended November 30, 2007.

c) Section 3865, *Hedges* specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the three months ended November 30, 2007.

New Accounting Pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning September 1, 2008. The company will adopt the requirements commencing in the interim period ended November 30, 2008 and is considering the impact this will have on the Company's financial statements.

a) Section 1535, *Capital Disclosures,* establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

(i) qualitative information about its objectives, policies and processes for managing capital;
(ii) summary quantitative data about what it manages as capital;
(iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv) when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

b) Section 3031, *Inventories,* prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

c) Section 3862 – *Financial Instruments-Disclosures,* requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks.

Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments. The Section requires specific disclosures to be made, including the criteria for:

(i) designating financial assets and liabilities as held for trading;
(ii) designating financial assets as available-for-sale; and
(iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.

Related Party Transactions

Each of Scott Broughton, David Skerlec, John Mirko, and John Baker either directly or through a wholly owned company, provided consulting or contract services to the Company pursuant to a consulting agreement during year. Mr. Broughton charges a per diem rate of $400, and Messrs. Skerlec, Mirko and Baker charge per diem rates of $350. During the three months ended November 30, 2007, consulting fees of $30,800 (2006 - $23,600) were paid or accrued to the President and CEO of the Company. Services provided include general corporate, exploration and acquisition strategy, drafting and engineering work, contract negotiations, and investment presentations. Of this amount, $12,000 (2006 - $12,000) is contained in deferred exploration and development costs for the period and the balance expensed as consulting fees. During the three months ended November 30, 2007, consulting fees of $23,800 (2006 - $16,800) were paid or accrued to the CFO and Secretary of the Company. Services provided include corporate finance and fund raising initiatives, contract negotiations, financial accounting, office management and general administration. During the three months ended November 30, 2007 per-diem contract fees $30,450 (2006 - $20,050) were paid or accrued to a director or a company controlled by a director. Of this amount, $28,350 (2006 - $15,850) is contained in deferred exploration and development costs for the period and the balance has been expensed as consulting fees or generative exploration expense. During the first quarter ended November 30, 2007, per-diem consulting fees of $5,950 (2006 - $Nil) were paid or accrued to a director. This amount is contained in deferred exploration and development costs. During the three months ended November 30, 2007, the Company was reimbursed for rent and office expenses totalling $5,209 (2006 - $5,309) by a company with common management. At November 30, 2007, current liabilities include $245,155 (2006 - $647,938) payable to related parties. These amounts were incurred in the ordinary course of business, are non-interest bearing, and without specific repayment terms.

Risks and Uncertainties

The Company's financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company's mineral exploration and development activities will be successful. The development of mineral resources involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome. All of the Company's short to medium term operating, exploration and development cash flow must be derived from external financing. Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties. Should changes in equity

market conditions prevent the Company from obtaining additional external financing; the Company will need to review its exploration and development property holdings to prioritize project expenditures based on funding availability.

Developing mineral deposits is subject to various risks and is dependent on a number of criteria, including the deposit size, grade, proximity to infrastructure, as well as commodity prices. While management believes that the grade and quantity of the high-grade measured and indicated molybdenite resource (280,000 tonnes of 1.95% at a 1% cutoff grade) at the MAX project is sufficient to justify mining and production, no feasibility study has been completed and therefore these resources should not be considered mineable reserves.

Contractual Commitments

The Company has signed a lease agreement for the rental of office space beginning April 1, 2006 and ending on March 31, 2009.

The future minimum lease obligations are as follows:

	Amount
2008	$ 36,523
2009	21,305
	$ 57,828

The Company entered into several contracts as part of the development plan for the MAX Molybdenum Mine. As mine development neared completion, construction deposits were transferred from long terms deposits to short term prepaid expenses, and the Company had recorded long term deposits of Nil at November 30, 2007 (2006- $220,000).

The Company has signed an offtake agreement with a U.K.-based purchaser (the "Purchaser"), for molybdenite concentrates produced at the Company's MAX Molybdenum Mine. Under the terms of the offtake agreement, the purchaser has agreed to purchase 100 per cent of the molybdenite concentrates produced at the mine. The contract is renewable through 2017 by mutually agreed upon pricing. The Purchaser will accept delivery at the Company's storage facility at the site and will be responsible for all downstream roasting and/or processing charges, transportation, insurance and marketing costs after pickup at the mine gate.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of November 30, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in

Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Control over Financial Reporting

Multilateral Instrument 52-109 also requires a reporting issuer to submit an annual certificate relating to the design of internal control over financial reporting. Internal control over financial reporting is a process designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles. As part of this process, management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the design of the internal control over financial reporting at November 30, 2007 and based on this evaluation, management has concluded that a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties.

The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He also has the responsibility to prepare and to review the resulting financial reports. This weakness has the potential to result in material misstatements in the Company's financial statements.

Management has concluded that taking into account the present stage of the Company's development; the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time. To help mitigate the impact of this weakness and to ensure quality financial reporting, financial reports are also reviewed by the Audit Committee prior to their release.

Changes in Internal Control over Financial Reporting

Under the provisions of Multilateral Instrument 52-109, a reporting issuer is also required to disclose in their MD&A any change in internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect internal control over financial reporting. Management has determined that there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Legal Claims and Contingent Liabilities

At November 30, 2007, there were no material legal claims or contingent liabilities outstanding.

Off-balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

Outstanding Share Data – November 30, 2007

Common shares and convertible securities outstanding as at November 30, 2007 were:

Security	Expiry Dates	Exercise Prices	Common Shares on Exercise
Common Shares	-	-	79,649,910
Warrants	July 4, 2008 to Aug 7, 2009	$2.25 to $4.00	16,007,688
Options	Dec 11, 2008 to Nov 15, 2012	$0.20 to $1.45	7,505,000
Total			103,162,598

During the first quarter ended November 30, 2007, 30,000 options expiring on February 19, 2012 were exercised, 50,000 options expiring April 10, 2011 were exercised and 150,000 options were cancelled upon termination of a consulting contract. The Company also granted incentive stock options to directors and consultants of the company to purchase up to 2,000,000 common shares of the Company at a price of $3.55 per share for a period of five years.

Subsequent to November 30, 2007, 758,000 incentive options expiring on December 17, 2007 were exercised for proceeds of $151,600 and 100,000 options expiring on November 26, 2009 were exercised for proceeds of $25,000.

Outstanding Share Data – January 28, 2008

Common shares and convertible securities outstanding as at the date of this report are:

Security	Expiry Dates	Exercise Prices	Common Shares on Exercise
Common Shares	-	-	80,507,910
Warrants	July 4, 2008 to Aug 7, 2009	$2.25 to $4.00	16,007,688
Options	Dec 11, 2008 to Feb 19, 2012	$0.20 to $3.55	6,647,000
Total			103,162,598

Outlook

The Company recently announced that it had started initial production of concentrates at the MAX Molybdenum Mine and is working towards achieving full commercial-scale production targets as soon as possible. Exploration at the MAX Project is focusing on expanding the known molybdenite mineralization at depth and following up on various tungsten.discoveries on surface.

The Company remains committed to new project generation and exploration. In July, the Company signed an option agreement to acquire a 100-per-cent interest in 513 hectares contiguous with its Tin City property and acquired by staking the prospective Butters Peak Molybdenum Property near Revelstoke, British Columbia. Results from prospecting on all Roca's exploration properties in the Revelstoke area are pending.

In the Eskay/Iskut camp in north-western British Columbia, the Company will continue to work with its partner on a gold exploration program at SeaGold and looks forward to renewing its advanced stage exploration program at the Foremore VMS-Gold project during the summer of 2008. The Foremore program will focus on precious metal-rich polymetallic base and precious metal-only targets, following up on geological, diamond drilling and geophysical programs conducted previously.

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1
Canada
Tel 604.684.2900
Fax 604.684.2902

Form 52-109F2 *Certification of Interim Filings*

I, David Skerlec, Chief Financial Officer for Roca Mines Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Roca Mines Inc. (the issuer) for the interim period ending November 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 28, 2008

"David Skerlec"

David Skerlec
Chief Financial Officer

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1
Canada
Tel 604.684.2900
Fax 604.684.2902

Form 52-109F2 *Certification of Interim Filings*

I, Scott Broughton, Chief Executive Officer for Roca Mines Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Roca Mines Inc. (the issuer) for the interim period ending November 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 28, 2008

"Scott Broughton"

Scott Broughton
President and Chief Executive Officer

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release **ROK: TSX.V**
February 7, 2008 **#01-08**

ROCA – MAX Molybdenum Drilling – Initial Results Confirm Deep Potential and Extend High Grade Zones

Vancouver, British Columbia: Roca Mines Inc. (ROK: TSX-V) ("Roca" or "the Company") provides the following update on the exploration drilling activities at the MAX Molybdenum project. Drilling to date has identified extensions to known mineralization and results indicate the potential for additional porphyry systems at depth.

Five diamond drill holes totaling approximately 4,800 metres were completed. All holes were collared from a common underground drill station within the No.1 Adit, east of the deposit at a location that does not impede production mining.

The Company has now received assays from the first two holes and a portion of the third hole of this initial program. The results are summarized with the following brief geological interpretation. The remaining drill cores are yet to be sampled and assayed.

Hole MX07-01 was drilled at a -45 degree dip and on mine grid (Azimuth 230 degrees) to cross cut the lowest part of the known MAX deposit to test continuity of higher grade zones and to assess the mineralized alteration envelope below the limits of previous drilling. The hole returned an impressive intersection of 186m (610ft) grading 0.27% Mo (0.45% MoS_2), including several higher grade intervals. This intersection occurs in an area of limited prior drilling which was previously assigned a lower grade, significantly expanding the high grade potential of the deposit at depth. Core sampling returned the following selected assay results;

Drill Hole #	From (m)	To (m)	Interval (m)	Mo (%)	MoS_2 (%)
MX07-01	228.0	414.0	186.0	0.27	0.45
including	247.6	270.3	22.7	0.29	0.48
including	276.0	294.0	18.0	0.40	0.66
including	300.0	318.0	18.8	0.27	0.46
including	323.8	336.0	12.2	0.68	1.13
including	340.5	361.5	21.0	0.54	0.90

Further, significant molybdenite (MoS_2) mineralization occurred throughout the remainder of the hole, as shown in the following selected results indicating that the alteration/mineralization envelope continues at depth.

Drill Hole #	From (m)	To (m)	Interval (m)	Mo (%)	MoS_2 (%)
MX07-01	441.0	471.0	30.0	0.12	0.21
	486.0	558.0	72.0	0.13	0.22
including	505.1	513.0	7.9	0.33	0.55

Relative to the trend of the MAX Mine HG production zone, the true width of the drill intervals is estimated to be 65% of the intervals shown above. Additional drilling to explore this extension of the deposit will be collared from new locations within the mine workings.

Hole MX07-02 was drilled at a -62 degree dip oriented on the mine grid, below the SE flank of the MAX deposit and returned significant intercepts shown below;

Drill Hole #	From (m)	To (m)	Interval (m)	Mo (%)	MoS_2 (%)
MX07-02	33.0	51.0	18.0	0.11	0.19
	176.4	219.2	42.8	0.10	0.17
	497.0	528.0	31.0	0.08	0.13

Relative to the trend of the HG zone, true width of the intervals shown above is estimated to be 43% of intersected lengths in MX07-02.

Drill Hole MX07-03 was drilled at -74 degree dip from the same collar as MX07-01, and -02 however at a different Azimuth (210 degrees) and intersected a number of high grade feeder structures all hosted within low grade mineralization, including the following selected results;

Drill Hole #	From (m)	To (m)	Interval (m)	Mo (%)	MoS_2 (%)
MX07-03	125.7	135.0	9.3	0.13	0.21
	151.0	156.0	5.0	1.11	1.86
	404.9	410.3	5.4	0.59	0.99
	419.8	428.6	8.8	0.88	1.47
	511.0	519.3	8.3	0.15	0.25
	536.9	543.6	6.7	0.23	0.38

Assay results have been completed for only the upper 540m of this 1500m deep hole. Relative to the trend of the HG zone, true width is estimated to be 21% of intersected lengths shown above.

The significance of the intercepts in MX07-03 is that they occur north of Mine Section 8 and above an area of Mine Sections 6 and 7 which has not been drilled previously. These intervals suggest a deep target, the upper fingers of which may be represented by these higher grade structures. Like other targets identified, this area must be drilled from a station on the West side of the MAX deposit, in the area of current mine development, in order to properly orient drilling.

A 15cm fragment of intrusive rock, with chilled margins and containing well mineralized (estimated >0.5% MoS_2) disseminated molybdenite, was observed within a younger, non-mineralized leucocratic quartz feldspar porphyry in the upper part of drill hole MX07-03. The origin of this mineralized fragment may be a separate, as yet undiscovered, molybdenite deposit at depth, however this is not yet confirmed by thin-section petrographic assessment. A possibly similar, weakly mineralized porphyry phase also appears to separate the two high grade molybdenite intervals in this hole between depths of 405 and 428.6 metres.

All three holes have intersected strong hydrothermal alteration and textural variations within intrusive rocks that may be indicative of multiple phases of intrusion which are spatially associated with molybdenite mineralization. Further evidence of this includes the identification of multiple episodes of molybdenite mineralization based on the cross cutting relationships of various quartz-MoS_2 veinlets seen in drill core. Additional research, including petrographic analyses, is planned to

fully document these features but these early indications of a multiple phase intrusive and mineralizing event provide compelling evidence for molybdenite mineralization at depth below the MAX deposit and further exploratory work is warranted.

Assay results for the remainder of MX07-03 and MX07-04/05 will be reported once they have been completed.

Sampling and logging of the drill holes was conducted under the supervision of Paul Ransom, P.Geo., a qualified person as defined by NI43-101. The sampling program included quality control procedures, including the use of blanks and duplicates in addition to internal quality control at the assay laboratory, ACME Analytical of Vancouver, BC an ISO 9001:2000 accredited laboratory.

Mr. Scott Broughton, P.Eng. is the Qualified Person responsible for the preparation of this news release.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:

Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

FORM 51-102F3
(Previously Form 53-901.F)
MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, B.C.
V6B 5L1
(the "Company")

Telephone Number: (604) 684-2900

Item 2 **Date of Material Change**

February 7, 2008.

Item 3 **News Release**

A press release was disseminated on February 7, 2008 through *Marketwire.*

Item 4 **Summary of Material Change**

Roca Mines Inc. is announcing initial assay results from underground drilling at its Max Molybdenum Mine.

Item 5 **Full Description of Material Change**

Please see press release of February 7, 2008.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

David Skerlec, Chief Financial Officer
Telephone Number: 604-684-2900, Ext #147

DATED at Vancouver, British Columbia, on February 7, 2008.

ROCA MINES INC.

By: *"David Skerlec"*

David J. Skerlec
Chief Financial Officer

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

<u>**For immediate release**</u> **ROK: TSX.V**
February 7, 2008 **#01-08**

ROCA – MAX Molybdenum Drilling – Initial Results Confirm Deep Potential and Extend High Grade Zones

Vancouver, British Columbia: Roca Mines Inc. (ROK: TSX-V) ("Roca" or "the Company") provides the following update on the exploration drilling activities at the MAX Molybdenum project. Drilling to date has identified extensions to known mineralization and results indicate the potential for additional porphyry systems at depth.

Five diamond drill holes totaling approximately 4,800 metres were completed. All holes were collared from a common underground drill station within the No.1 Adit, east of the deposit at a location that does not impede production mining.

The Company has now received assays from the first two holes and a portion of the third hole of this initial program. The results are summarized with the following brief geological interpretation. The remaining drill cores are yet to be sampled and assayed.

Hole MX07-01 was drilled at a -45 degree dip and on mine grid (Azimuth 230 degrees) to cross cut the lowest part of the known MAX deposit to test continuity of higher grade zones and to assess the mineralized alteration envelope below the limits of previous drilling. The hole returned an impressive intersection of 186m (610ft) grading 0.27% Mo (0.45% MoS_2), including several higher grade intervals. This intersection occurs in an area of limited prior drilling which was previously assigned a lower grade, significantly expanding the high grade potential of the deposit at depth. Core sampling returned the following selected assay results;

Drill Hole #	From (m)	To (m)	Interval (m)	Mo (%)	MoS_2 (%)
MX07-01	228.0	414.0	186.0	0.27	0.45
including	247.6	270.3	22.7	0.29	0.48
including	276.0	294.0	18.0	0.40	0.66
including	300.0	318.0	18.8	0.27	0.46
including	323.8	336.0	12.2	0.68	1.13
including	340.5	361.5	21.0	0.54	0.90

Further, significant molybdenite (MoS_2) mineralization occurred throughout the remainder of the hole, as shown in the following selected results indicating that the alteration/mineralization envelope continues at depth.

Drill Hole #	From (m)	To (m)	Interval (m)	Mo (%)	MoS_2 (%)
MX07-01	441.0	471.0	30.0	0.12	0.21
	486.0	558.0	72.0	0.13	0.22
including	505.1	513.0	7.9	0.33	0.55

Relative to the trend of the MAX Mine HG production zone, the true width of the drill intervals is estimated to be 65% of the intervals shown above. Additional drilling to explore this extension of the deposit will be collared from new locations within the mine workings.

Hole MX07-02 was drilled at a -62 degree dip oriented on the mine grid, below the SE flank of the MAX deposit and returned significant intercepts shown below;

Drill Hole #	From (m)	To (m)	Interval (m)	Mo (%)	MoS_2 (%)
MX07-02	33.0	51.0	18.0	0.11	0.19
	176.4	219.2	42.8	0.10	0.17
	497.0	528.0	31.0	0.08	0.13

Relative to the trend of the HG zone, true width of the intervals shown above is estimated to be 43% of intersected lengths in MX07-02.

Drill Hole MX07-03 was drilled at -74 degree dip from the same collar as MX07-01, and -02 however at a different Azimuth (210 degrees) and intersected a number of high grade feeder structures all hosted within low grade mineralization, including the following selected results;

Drill Hole #	From (m)	To (m)	Interval (m)	Mo (%)	MoS_2 (%)
MX07-03	125.7	135.0	9.3	0.13	0.21
	151.0	156.0	5.0	1.11	1.86
	404.9	410.3	5.4	0.59	0.99
	419.8	428.6	8.8	0.88	1.47
	511.0	519.3	8.3	0.15	0.25
	536.9	543.6	6.7	0.23	0.38

Assay results have been completed for only the upper 540m of this 1500m deep hole. Relative to the trend of the HG zone, true width is estimated to be 21% of intersected lengths shown above.

The significance of the intercepts in MX07-03 is that they occur north of Mine Section 8 and above an area of Mine Sections 6 and 7 which has not been drilled previously. These intervals suggest a deep target, the upper fingers of which may be represented by these higher grade structures. Like other targets identified, this area must be drilled from a station on the West side of the MAX deposit, in the area of current mine development, in order to properly orient drilling.

A 15cm fragment of intrusive rock, with chilled margins and containing well mineralized (estimated >0.5% MoS_2) disseminated molybdenite, was observed within a younger, non-mineralized leucocratic quartz feldspar porphyry in the upper part of drill hole MX07-03. The origin of this mineralized fragment may be a separate, as yet undiscovered, molybdenite deposit at depth, however this is not yet confirmed by thin-section petrographic assessment. A possibly similar, weakly mineralized porphyry phase also appears to separate the two high grade molybdenite intervals in this hole between depths of 405 and 428.6 metres.

All three holes have intersected strong hydrothermal alteration and textural variations within intrusive rocks that may be indicative of multiple phases of intrusion which are spatially associated with molybdenite mineralization. Further evidence of this includes the identification of multiple episodes of molybdenite mineralization based on the cross cutting relationships of various quartz-MoS_2 veinlets seen in drill core. Additional research, including petrographic analyses, is planned to

fully document these features but these early indications of a multiple phase intrusive and mineralizing event provide compelling evidence for molybdenite mineralization at depth below the MAX deposit and further exploratory work is warranted.

Assay results for the remainder of MX07-03 and MX07-04/05 will be reported once they have been completed.

Sampling and logging of the drill holes was conducted under the supervision of Paul Ransom, P.Geo., a qualified person as defined by NI43-101. The sampling program included quality control procedures, including the use of blanks and duplicates in addition to internal quality control at the assay laboratory, ACME Analytical of Vancouver, BC an ISO 9001:2000 accredited laboratory.

Mr. Scott Broughton, P.Eng. is the Qualified Person responsible for the preparation of this news release.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:

Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

NEWS RELEASE

CORRIENTE MASTER FUND, L.P. ANNOUNCES ACQUISITION OF COMMON SHARES OF ROCA MINES INC.

FOR IMMEDIATE RELEASE

Fort Worth, Texas
February 13, 2008

Corriente Advisors L.L.C., the general partner of Corriente Master Fund, L.P., announced today that on February 11, 2008, Corriente Master Fund, L.P. acquired beneficial ownership of 728,900 common shares (the "Shares") of Roca Mines Inc. ("Roca"). The Shares acquired in connection with the foregoing acquisition represent approximately 0.91% of the 80,507,910 issued and outstanding Shares as at the date hereof.

After giving effect to the acquisition of the Shares, Corriente Master Fund, L.P. is the beneficial owner of 8,740,000 Shares, which represents 10.86% of the 80,507,910 Shares issued and outstanding as at the date hereof. Corriente Advisors, L.L.C. is the general partner of Corriente Master Fund, L.P. and, as such, has the power to exercise control and direction over the securities of Roca beneficially owned by Corriente Master Fund, L.P.

The Shares were acquired through the facilities of the TSX Venture Exchange for investment purposes. Corriente Master Fund, L.P. and its joint actors may, from time to time, acquire additional securities of Roca, dispose of some or all of the existing or additional securities they hold, or may hold, or may continue to hold their current positions.

Corriente Advisors L.L.C. will be filing a report (as contemplated by National Instrument 62-103 *The Early Warning System and Related Takeover Bid and Insider Reporting Issues*) in connection with its acquisition of the Shares. For further information, or to obtain a copy of such report, please contact Mr. Chad Fahlberg, the Compliance Officer of Corriente Advisors, L.L.C. at 817-870-0455.

Corriente Advisors, L.L.C.
201 Main Street
Suite 1800
Fort Worth, TX 76102

EARLY WARNING REPORT

Pursuant to Part 3 of National Instrument 62-103 and the following provisions of Canadian securities legislation:

Section 176 of the *Securities Act* (Alberta)
Section 111 of the *Securities Act* (British Columbia)
Section 107 of the *Securities Act* (Nova Scotia)
Section 101 of the *Securities Act* (Ontario)
Section 110 of the *Securities Act, 1988* (Saskatchewan)

---

1. Name and address of the offeror

Corriente Advisors, L.L.C.
201 Main Street
Suite 1800
Forth Worth, Texas
USA 76102

Corriente Master Fund, LP
201 Main Street
Suite 1800
Forth Worth, Texas
USA 76102

Corriente Advisors, L.L.C. is the general partner of Corriente Master Fund, LP, the beneficial owner of the common shares (the "Shares") of Roca Mines Inc. (the "Reporting Issuer") described below. As such, Corriente Advisors, L.L.C. has the power to exercise control and direction over such Shares.

2. The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this Report, and whether it was ownership or control that was acquired in those circumstances.

On February 11, 2008, Corriente Master Fund, LP acquired beneficial ownership of 728,900 Shares.

The 728,900 Shares acquired represent approximately 0.91% of the 80,507,910 Shares issued and outstanding as at the date hereof. In its capacity as general partner of Corriente Master Fund, LP, Corriente Advisors, L.L.C. has the power to exercise control and direction over the acquired Shares.

3. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file this Report.

After giving effect to the acquisition of the 728,900 Shares referred to in Item 2 above, Corriente Master Fund, LP is the beneficial owner of 8,740,000 Shares. Those Shares represent approximately 10.86% of the 80,507,910 Shares issued and outstanding as at the date hereof. In its capacity as general partner of Corriente Master Fund, LP, Corriente Advisors, L.L.C. has the power to exercise control and direction over such securities.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

    (i) **the offeror, either alone or together with joint actors, has ownership and control;**

    See Item 3 above.

    (ii) **the offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:**

    Not applicable.

    (iii) **the offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership:**

    Not applicable.

5. **The name of the market in which the transaction or occurrence that gave rise to this Report took place.**

The Shares were acquired through the facilities of the TSX Venture Exchange (the "Exchange ").

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this Report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The Shares referred to above were acquired for investment purposes. Corriente Master Fund, LP and its joint actors may, from time to time, acquire additional securities of the Reporting Issuer, dispose of some or all of the existing or additional securities they hold, or may hold, or may continue to hold their current positions.

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this Report, including agreements with respect to the acquisition, holding, disposition or voting of any securities.**

Not applicable. The Shares were acquired through the facilities of the Exchange.

8. **The names of any joint actors in connection with the disclosure required by this Report.**

Other than Corriente Master Fund, LP and Corriente Advisors, L.L.C., no joint actors were involved in the acquisition of the Shares described in Item 2 above.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including any issuance from treasury, the nature and value of the consideration paid by the offeror.**

Not applicable. The Shares were acquired through the facilities of the Exchange.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.

Not applicable.

DATED February 13, 2008.

CORRIENTE ADVISORS, L.L.C.

Per: signed ("*James Haddaway*")
James Haddaway
Chief Financial Officer

CORRIENTE MASTER FUND, LP
by its general partner,
CORRIENTE ADVISORS, L.L.C.

Per: signed ("*James Haddaway*")
James Haddaway
Chief Financial Officer

NEWS RELEASE

CORRIENTE MASTER FUND, L.P. ANNOUNCES ACQUISITION OF
COMMON SHARES OF ROCA MINES INC.

FOR IMMEDIATE RELEASE

Fort Worth, Texas
April 8, 2008

Corriente Advisors L.L.C., the general partner of Corriente Master Fund, L.P., announced today that on March 31, 2008, Corriente Master Fund, L.P. acquired beneficial ownership of 50,100 common shares (the "Shares") of Roca Mines Inc. ("Roca"). The Shares acquired in connection with the foregoing acquisition represent approximately 0.06% of the 80,507,910 issued and outstanding Shares as at the date hereof.

After giving effect to the acquisition of the Shares, Corriente Master Fund, L.P. is the beneficial owner of 10,390,500 Shares, which represents 12.91% of the 80,507,910 Shares issued and outstanding as at the date hereof. Corriente Advisors, L.L.C. is the general partner of Corriente Master Fund, L.P. and, as such, has the power to exercise control and direction over the securities of Roca beneficially owned by Corriente Master Fund, L.P.

The Shares were acquired through the facilities of the TSX Venture Exchange for investment purposes. Corriente Master Fund, L.P. and its joint actors may, from time to time, acquire additional securities of Roca, dispose of some or all of the existing or additional securities they hold, or may hold, or may continue to hold their current positions.

Corriente Advisors L.L.C. will be filing a report (as contemplated by National Instrument 62-103 *The Early Warning System and Related Takeover Bid and Insider Reporting Issues*) in connection with its acquisition of the Shares. For further information, or to obtain a copy of such report, please contact Mr. Chad Fahlberg, the Compliance Officer of Corriente Advisors, L.L.C. at 817-870-0400.

Corriente Advisors, L.L.C.
201 Main Street
Suite 1800
Fort Worth, TX 76102

EARLY WARNING REPORT

Pursuant to Part 3 of National Instrument 62-103 and the following provisions of Canadian securities legislation:

Section 176 of the *Securities Act* (Alberta)
Section 111 of the *Securities Act* (British Columbia)
Section 107 of the *Securities Act* (Nova Scotia)
Section 101 of the *Securities Act* (Ontario)
Section 110 of the *Securities Act, 1988* (Saskatchewan)

1. Name and address of the offeror

Corriente Advisors, L.L.C.
201 Main Street
Suite 1800
Forth Worth, Texas
USA 76102

Corriente Master Fund, LP
201 Main Street
Suite 1800
Forth Worth, Texas
USA 76102

Corriente Advisors, L.L.C. is the general partner of Corriente Master Fund, LP, the beneficial owner of the common shares (the "Shares") of Roca Mines Inc. (the "Reporting Issuer") described below. As such, Corriente Advisors, L.L.C. has the power to exercise control and direction over such Shares.

2. The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this Report, and whether it was ownership or control that was acquired in those circumstances.

On March 31, 2008, Corriente Master Fund, LP acquired beneficial ownership of 50,100 Shares.

The 50,100 Shares acquired represent approximately 0.06% of the 80,507,910 Shares issued and outstanding as at the date hereof. In its capacity as general partner of Corriente Master Fund, LP, Corriente Advisors, L.L.C. has the power to exercise control and direction over the acquired Shares.

3. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file this Report.

After giving effect to the acquisition of the 50,100 Shares referred to in Item 2 above, Corriente Master Fund, LP is the beneficial owner of 10,390,500 Shares. Those Shares represent approximately 12.91% of the 80,507,910 Shares issued and outstanding as at the date hereof. In its capacity as general partner of Corriente Master Fund, LP, Corriente Advisors, L.L.C. has the power to exercise control and direction over such securities.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

   (i) **the offeror, either alone or together with joint actors, has ownership and control;**

   See Item 3 above.

   (ii) **the offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:**

   Not applicable.

   (iii) **the offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership:**

   Not applicable.

5. **The name of the market in which the transaction or occurrence that gave rise to this Report took place.**

The Shares were acquired through the facilities of the TSX Venture Exchange (the "Exchange ").

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this Report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The Shares referred to above were acquired for investment purposes. Corriente Master Fund, LP and its joint actors may, from time to time, acquire additional securities of the Reporting Issuer, dispose of some or all of the existing or additional securities they hold, or may hold, or may continue to hold their current positions.

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this Report, including agreements with respect to the acquisition, holding, disposition or voting of any securities.**

Not applicable. The Shares were acquired through the facilities of the Exchange.

8. **The names of any joint actors in connection with the disclosure required by this Report.**

Other than Corriente Master Fund, LP and Corriente Advisors, L.L.C., no joint actors were involved in the acquisition of the Shares described in Item 2 above.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including any issuance from treasury, the nature and value of the consideration paid by the offeror.**

Not applicable. The Shares were acquired through the facilities of the Exchange.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.

Not applicable.

DATED April 8, 2008.

CORRIENTE ADVISORS, L.L.C.

Per: signed ("*James Haddaway*")
James Haddaway
Chief Financial Officer

CORRIENTE MASTER FUND, LP
by its general partner,
CORRIENTE ADVISORS, L.L.C.

Per: signed ("*James Haddaway*")
James Haddaway
Chief Financial Officer

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

<u>For immediate release</u> | ROK: TSX.V
April 16, 2008 | #02-08

ROCA - MAX Molybdenum Mine Achieves Commercial Production

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") provides the following update on operations and development activities at the MAX Molybdenum Project near Revelstoke, British Columbia. Highlights of this update include;

- Phase I Commercial Production was achieved on April 12, 2008;
- Startup operations produced approximately 410,000 lbs of contained molybdenum in concentrate;
- Key Phase II expansion work to be completed in Summer 2008; and,
- Phase I target production rates recently achieved.

Phase I Commercial Production Achieved

In February 2008, while operating at a prescribed lower throughput rate for startup, the MAX mine and mill achieved continuous daily throughput of approximately 80% of its Phase I design rate of 500 tonnes per day. During the period, the mill also achieved molybdenum recovery rates averaging 90%, exceeding the design recovery of 87%.

Phase I ore grade material has recently been supplied from underground stopes and delivered directly to the MAX mill and concentrator. Based on a 10-day average grade of the ore supplied, the diluted head grade from the mine exceeded 75% of the planned mine-diluted grade of 1.7% MoS_2. As a result of this recent development, the Company is declaring that Phase I commercial production was achieved on April 12, 2008.

Startup Operations

Startup operations at the MAX Molybdenum Mine have now overcome minor challenges and disruptions to commissioning resulting from crusher and mill equipment modifications, process optimization, and reagent quality control. As planned, the initial operations made use of lower-grade stockpiled development rock to facilitate the startup production run. That material was significantly lower in grade than the ore currently being processed. During the period, the MAX operation delivered approximately 880,000 dry lbs of concentrates containing an estimated 410,000 lbs of molybdenum, with a gross metal value of $13.5 million based on average molybdenum oxide prices during the period. Proceeds received from concentrate sales during startup have been used for completion costs and to fund ongoing Phase II expansion of the mine and mill.

Phase II Expansion and Development

Previously, the Company announced the development of a second adit to the mine working area. Adit #2 recently reached a break-through location to workings in the mine, and final completion of the connection is expected early in May 2008. Once connected, the underground mine will be capable of achieving its Phase II ventilation requirements. This will allow for concurrent mine development and production to increase to 1,000 tonnes per day for the first time in the history of the project.

The Company has also previously announced the acquisition of a third primary ball mill. The installation of this mill will allow for greater production flexibility and will provide for a nominal capacity of at least 1,000 tonnes per day. The third mill has been delivered to the site and power distribution systems and controls have been prepared. Engineering of a new mill base is complete and construction will commence shortly, with the new equipment to be fully commissioned by the fall of 2008. A concentrate drying system will also be installed during the month of May 2008, which will assist in controlling moisture content in the concentrates produced.

The Company plans to seek a graduated permit increase for the operation of the Phase II mine enabling it to produce at the as-built capacity in late 2008 and beyond. The application for this increase in production rate will be submitted after environmental and water quality data is collected and compiled this spring/summer. The information will demonstrate that the mine is working well within its compliance requirements and with minimal impact to the environment.

Production Targets

Phase I target production rates are currently being realized and are equivalent to approximately 300,000 lbs of contained molybdenum in concentrate production per month. In the coming weeks, mill throughput rate is expected to increase as all process operations are raised to Phase I capacity.

Completion of the Phase II expansion work, as described above, will provide opportunities for the mine and the mill to operate at nominal rates of 1,000 tonnes per day. At those throughput rates, and estimated tonnes and grades available from the mine schedule, the Phase II production target for the remainder of calendar 2008 is estimated to be approximately 600,000 lbs of contained molybdenum per month.

Accounting and Financial Reporting

Proceeds from sales of molybdenite concentrates from the date of commercial production forward will be recorded as revenues and associated costs treated as operating expenses which will first be reflected in the Company's financial statements dated May 31, 2008 to be reported in July 2008. All costs associated with Phase I production, have been capitalized to date, with any startup concentrate proceeds recorded as a reduction to capital costs in accordance with Canadian GAAP. Net pre-production costs will be amortized on a unit of production basis over the Company's Phase I mine plan.

The permitted Phase I mine plan for MAX will focus on the deposit's high-grade zone containing 280,000 measured and indicated tonnes grading 1.95% MoS_2 (refer to T.N. Macauley's 43-101 compliant technical report dated September 2004 available via SEDAR). Molybdenum oxide currently trades in the US$33-34/lb. range.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-102F3
(Previously Form 53-901.F)
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, B.C.
V6B 5L1
(the "Company")

Telephone Number: (604) 684-2900

Item 2 Date of Material Change

April 12, 2008.

Item 3 News Release

A press release was disseminated on April 16, 2008 through *Marketwire.*

Item 4 Summary of Material Change

Roca Mines Inc. is announcing that it reached its commercial production thresholds as of April 12, 2008 at its Max Molybdenum Mine.

Item 5 Full Description of Material Change

Please see press release of April 16, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

David Skerlec, Chief Financial Officer
Telephone Number: 604-684-2900, Ext #147

DATED at Vancouver, British Columbia, on April 18, 2008.

ROCA MINES INC.

By: *"David Skerlec"*

David J. Skerlec
Chief Financial Officer

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
April 16, 2008

ROK: TSX.V
#02-08

ROCA - MAX Molybdenum Mine Achieves Commercial Production

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") provides the following update on operations and development activities at the MAX Molybdenum Project near Revelstoke, British Columbia. Highlights of this update include;

- Phase I Commercial Production was achieved on April 12, 2008;
- Startup operations produced approximately 410,000 lbs of contained molybdenum in concentrate;
- Key Phase II expansion work to be completed in Summer 2008; and,
- Phase I target production rates recently achieved.

Phase I Commercial Production Achieved

In February 2008, while operating at a prescribed lower throughput rate for startup, the MAX mine and mill achieved continuous daily throughput of approximately 80% of its Phase I design rate of 500 tonnes per day. During the period, the mill also achieved molybdenum recovery rates averaging 90%, exceeding the design recovery of 87%.

Phase I ore grade material has recently been supplied from underground stopes and delivered directly to the MAX mill and concentrator. Based on a 10-day average grade of the ore supplied, the diluted head grade from the mine exceeded 75% of the planned mine-diluted grade of 1.7% MoS_2. As a result of this recent development, the Company is declaring that Phase I commercial production was achieved on April 12, 2008.

Startup Operations

Startup operations at the MAX Molybdenum Mine have now overcome minor challenges and disruptions to commissioning resulting from crusher and mill equipment modifications, process optimization, and reagent quality control. As planned, the initial operations made use of lower-grade stockpiled development rock to facilitate the startup production run. That material was significantly lower in grade than the ore currently being processed. During the period, the MAX operation delivered approximately 880,000 dry lbs of concentrates containing an estimated 410,000 lbs of molybdenum, with a gross metal value of $13.5 million based on average molybdenum oxide prices during the period. Proceeds received from concentrate sales during startup have been used for completion costs and to fund ongoing Phase II expansion of the mine and mill.

Phase II Expansion and Development

Previously, the Company announced the development of a second adit to the mine working area. Adit #2 recently reached a break-through location to workings in the mine, and final completion of the connection is expected early in May 2008. Once connected, the underground mine will be capable of achieving its Phase II ventilation requirements. This will allow for concurrent mine development and production to increase to 1,000 tonnes per day for the first time in the history of the project.

The Company has also previously announced the acquisition of a third primary ball mill. The installation of this mill will allow for greater production flexibility and will provide for a nominal capacity of at least 1,000 tonnes per day. The third mill has been delivered to the site and power distribution systems and controls have been prepared. Engineering of a new mill base is complete and construction will commence shortly, with the new equipment to be fully commissioned by the fall of 2008. A concentrate drying system will also be installed during the month of May 2008, which will assist in controlling moisture content in the concentrates produced.

The Company plans to seek a graduated permit increase for the operation of the Phase II mine enabling it to produce at the as-built capacity in late 2008 and beyond. The application for this increase in production rate will be submitted after environmental and water quality data is collected and compiled this spring/summer. The information will demonstrate that the mine is working well within its compliance requirements and with minimal impact to the environment.

Production Targets

Phase I target production rates are currently being realized and are equivalent to approximately 300,000 lbs of contained molybdenum in concentrate production per month. In the coming weeks, mill throughput rate is expected to increase as all process operations are raised to Phase I capacity.

Completion of the Phase II expansion work, as described above, will provide opportunities for the mine and the mill to operate at nominal rates of 1,000 tonnes per day. At those throughput rates, and estimated tonnes and grades available from the mine schedule, the Phase II production target for the remainder of calendar 2008 is estimated to be approximately 600,000 lbs of contained molybdenum per month.

Accounting and Financial Reporting

Proceeds from sales of molybdenite concentrates from the date of commercial production forward will be recorded as revenues and associated costs treated as operating expenses which will first be reflected in the Company's financial statements dated May 31, 2008 to be reported in July 2008. All costs associated with Phase I production, have been capitalized to date, with any startup concentrate proceeds recorded as a reduction to capital costs in accordance with Canadian GAAP. Net pre-production costs will be amortized on a unit of production basis over the Company's Phase I mine plan.

The permitted Phase I mine plan for MAX will focus on the deposit's high-grade zone containing 280,000 measured and indicated tonnes grading 1.95% MoS_2 (refer to T.N. Macauley's 43-101 compliant technical report dated September 2004 available via SEDAR). Molybdenum oxide currently trades in the US$33-34/lb. range.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:

Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

ROCA MINES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008 and February 28, 2007

(Expressed in Canadian Funds)

Prepared by Management Without Audit

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended February 29, 2008.

Roca Mines Inc.

(A Development Stage Company)

Consolidated Balance Sheets

Canadian Funds

Statement 1

ASSETS	As at February 29, 2008 (Unaudited)	As at August 31, 2007
Current		
Cash and cash equivalents	$ 192,528	$ 8,697,717
Receivables	1,226,289	1,199,096
Prepaid expenses and deposits	246,738	788,280
Marketable securities *(Note 4)*	40,000	-
Future income tax asset	123,225	123,225
	1,828,780	10,808,318
Property, Plant and Equipment *(Note 5)*	48,022,939	36,197
Resource Property Costs - *(Note 6)*	6,791,911	41,764,073
Reclamation Bonds *(Note 9)*	752,900	752,900
	55,567,750	42,553,170
	$ 57,396,530	$ 53,361,488

LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 3,913,843	$ 2,293,693
Due to related parties *(Note 10f)*	362,641	51,369
	4,276,484	2,345,062
Asset Retirement and Mine Closure Obligations *(Note 8)*	870,961	870,961
	5,147,445	3,216,023
SHAREHOLDERS' EQUITY		
Share Capital *(Note 7a)*	45,211,437	44,779,405
Contributed Surplus *(Note 7e)*	11,406,019	7,782,856
Deficit - *Statement 2*	(4,368,371)	(2,416,796)
	52,249,085	50,145,465
	$ 57,396,530	$ 53,361,488

Commitments *(Note 11)*

ON BEHALF OF THE BOARD:

"Scott Broughton", Scott E. Broughton, Director

"David Skerlec", David J. Skerlec, Director

- See Accompanying Notes -

Roca Mines Inc.

(A Development Stage Company)

Statement 2

Consolidated Statements of Loss, Comprehensive Loss and Deficit

Canadian Funds

Unaudited

	For the Three Months Ended		For the Six Months Ended	
	Feb. 29, 2008	Feb. 28, 2007	**Feb. 29, 2008**	Feb. 28, 2007
Expenses				
Stock-based compensation	**$ 25,712**	$ 1,062,267	**$ 1,381,075**	$ 1,078,958
Advertising, promotion and shareholder relations	**85,703**	60,535	**167,947**	99,998
Accounting, audit and legal	**78,822**	47,839	**146,626**	61,439
Travel and insurance costs	**51,629**	7,319	**113,001**	15,468
Consulting/management fees	**46,256**	30,275	**102,111**	60,775
Bank charges, office, sundry	**44,588**	40,475	**87,321**	63,852
Listing and filing fees	**25,848**	10,301	**30,848**	12,524
Rent	**7,897**	10,897	**18,314**	17,344
Amortization	**4,844**	3,668	**9,939**	7,390
Loss before the Under-noted	**371,299**	1,273,576	**2,057,182**	1,417,748
Generative exploration costs	**-**	1,750	**-**	47,756
Loss (Gain) on sale of marketable securities	**500**	(106,065)	**500**	(117,435)
Exchange (Gain) Loss	**(6,352)**	-	**(3,946)**	-
Interest income	**(4,204)**	(6,057)	**(102,161)**	(36,446)
Loss and Comprehensive Loss for the period	**$ 361,243**	$ 1,163,204	**$ 1,951,575**	$ 1,311,623
Deficit, beginning of period	**4,007,128**	1,727,186	**2,416,796**	1,578,767
Deficit, end of period	**$ 4,368,371**	$ 2,890,390	**$ 4,368,371**	$ 2,890,390
Loss per Share - Basic and Diluted	**$ (0.01)**	$ (0.02)	**$ (0.02)**	$ (0.02)
Weighted Average Number of Common Shares Outstanding	**80,387,174**	62,314,414	**80,006,564**	61,227,163

- See Accompanying Notes -

Roca Mines Inc.

Statement 3

(A Development Stage Company)

Consolidated Statements of Cash Flows

Canadian Funds

Unaudited

	For the Three Months Ended		For the Six Months Ended	
	Feb. 29, 2008	Feb. 28, 2007	**Feb. 29, 2008**	Feb. 28, 2007
Cash Resources Provided By (Used In):				
Loss for the period	**$ (361,243)**	$ (1,163,204)	**$ (1,951,575)**	$ (1,311,623)
Items not affected by cash:				
Stock-based compensation	**25,712**	1,062,266	**1,381,075**	1,078,958
Amortization	**4,844**	3,668	**9,939**	7,390
Loss (Gain) on marketable securities	**500**	(106,065)	**500**	(117,435)
Exchange gain	**(3,946)**		**(3,946)**	
	(334,133)	(203,335)	**(564,007)**	(342,710)
Changes in working capital:				
Receivables	**(247,378)**	(137,080)	**(27,193)**	(64,925)
Prepaid expenses and deposits	**177,989**	(56,259)	**541,542**	(55,709)
Accounts payable and accruals	**2,287,356**	284,215	**121,748**	302,463
Short-term loan payable	**-**	(550,000)	**-**	-
	1,883,834	(388,299)	**72,090**	(160,881)
Investing Activities				
Purchase of property, plant and equipment - *net of recoveries*	**(2,574,926)**	(4,981)	**(8,105,480)**	(7,781)
Resource property costs	**(446,057)**	(6,374,807)	**(795,149)**	(11,759,424)
Deposits on contracts	**-**	45,000	**-**	90,000
Proceeds on marketable securities	**19,500**	170,065	**19,500**	193,135
	(3,001,483)	(6,164,723)	**(8,881,129)**	(11,484,070)
Financing Activities				
Share issuance proceeds	**232,850**	9,187,755	**303,850**	9,790,084
Share issuance costs	**-**	(536,715)	**-**	(536,715)
	232,850	8,651,040	**303,850**	9,253,369
Net Increase (decrease) in cash and cash equivalents	**(884,799)**	2,098,018	**(8,505,189)**	(2,391,582)
Cash and cash equivalents - Beginning of Period	**1,077,327**	420,336	**8,697,717**	4,909,936
Cash and cash equivalents - End of Period	**$ 192,528**	$ 2,518,354	**$ 192,528**	$ 2,518,354
Supplemental Schedule of non-cash Transactions				
Stock-based compensation recorded in property, plant and equipment	**$ -**	$ -	**$ 2,370,270**	$ -
Stock-based compensation recorded in resource property costs	**$ -**	$ 1,143,496	**$ -**	$ 1,143,496
Property, plant and equipment expenditures included in accounts payable	**$ 338,042**	$ -	**$ 1,814,224**	$ (137,625)
Exploration expenditures included in accounts payable	**$ (2,827)**	$ (2,148,548)	**$ (4,550)**	$ (137,625)
Shares issued for property	**$ -**	$ 188,250	**$ -**	$ 188,250
Shares received for property	**$ (60,000)**	$ (98,250)	**$ (60,000)**	$ (98,250)
Fair value of Agent's warrants issued	**$ -**	$ 4,667	**$ -**	$ 4,667

- See Accompanying Notes -

1. Nature of Operations

The Company was incorporated on June 19, 2001 as 629645 BC Ltd. and changed its name to Roca Mines Inc. on April 29, 2002.

These financial statements are presented on a consolidated basis as the Company incorporated a wholly owned subsidiary, FortyTwo Metals Inc., on February 3, 2005. FortyTwo Metals Inc., a British Columbia corporation, holds the mineral claims, underlying agreements and serves as the operating subsidiary for the MAX Molybdenum Project.

The Company is a development stage company that engages principally in the acquisition, exploration and development of resource properties. FortyTwo Metals started commissioning the mine and mill facilities at the MAX Molybdenum Project in the first quarter ended November 30, 2007. The recovery of the Company's investment in its resource properties is dependent upon the discovery, development and sale of metal bearing concentrates and the ability to raise sufficient capital to finance these operations. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

2. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited consolidated financial statements except as noted below. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company's audited consolidated financial statements for the year ended August 31, 2007.

Changes in accounting policies

Effective September 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

a) Section 3855, *Financial Instruments – Recognition and Measurement* prescribes when a financial asset, financial liability and non-financial derivative is to be recognized on the Balance Sheet and whether fair value or cost-based measures should be used. It also specifies how financial instruments gains or losses should be presented.

The Company is required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for-trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

2. Significant Accounting Policies - *Continued*

The Company has designated its financial instruments as follows:

- Cash, cash equivalents, and marketable securities are classified as *"Available-for-Sale"*. Due to their short-term nature, management believes that their carrying value approximates their fair value;
- Receivables and prepaid expenses are classified as *"Loans and Receivables"*. These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and
- Accounts payable and accrued liabilities are classified as *"Other Financial Liabilities"*. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

b) Section 1530, *Comprehensive Income,* introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the three months ended November 30, 2007.

c) Section 3865, *Hedges* specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the three months ended November 30, 2007.

Effective February 29, 2008, the Company adopted the following new accounting policy:

Commercial Production

Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved on average for at least a 10 day period, and that there are indicators that these operating results will continued in the future. The Company determines commencement of commercial production based on the following factors:

(i) 75% of Phase I designed plant/mill capacity of 500 tpd is achieved;

(ii) 75% of Phase I designed mining grade of 1.70% molybdenite ("MoS_2") is achieved; and

(iii) MoS_2 recovery of at least 75% of designed 87% recovery is achieved.

2. Significant Accounting Policies - *Continued*

New Accounting Pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning September 1, 2008. The company will adopt the requirements commencing in the interim period ended November 30, 2008 and is considering the impact this will have on the Company's financial statements.

a) Section 1535, *Capital Disclosures,* establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

(i) qualitative information about its objectives, policies and processes for managing capital;
(ii) summary quantitative data about what it manages as capital;
(iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv) when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

b) Section 3031, *Inventories,* prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

c) Section 3862 – *Financial Instruments - Disclosures,* requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks.

Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments. The Section requires specific disclosures to be made, including the criteria for:

(i) designating financial assets and liabilities as held for trading;
(ii) designating financial assets as available-for-sale; and
(iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB's strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, deposits on contracts, reclamation bonds, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Marketable Securities

Marketable securities consist of 100,000 (2007 – Nil) common shares of Romios Gold Resources Inc. ("Romios") at a recorded book value of $40,000 (2007 - $Nil) and a market value of $36,000 (2007 - $Nil) on February 29, 2008.

5. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	**February 29, 2008 Net Book Value**	August 31, 2007 Net Book Value
Development costs	$ 22,249,779	$ -	**$ 22,249,779**	$ -
Plant and equipment	16,264,830	-	**16,264,830**	-
Buildings and equipment	4,873,569	63,520	**4,810,049**	36,197
Construction in progress	2,931,694	-	**2,931,694**	-
Acquisition – MAX property	917,226	-	**917,226**	-
Asset retirement costs *(Note 8)*	849,361	-	**849,361**	-
	$ 48,086,459	$ 63,520	**$ 48,022,939**	$ 36,197

During the second quarter, $35,692,822 in acquisition and deferred development costs related to the MAX Molybdenum Project were reclassified from *Resource Property Costs (Note 6)*, to *Property, Plant and Equipment.* Costs associated with Phase I production at the MAX Molybdenum Mine have been capitalized and concentrate proceeds of $7,272,735 (net of NSR) to February 29, 2008 recorded as a reduction to development costs. Net pre-production costs will be amortized on a unit of production basis over the Company's Phase I mine plan. Direct costs associated with the Company's Phase II expansion plans will continue to be capitalized until those assets are "available for use".

6. Resource Property Costs

Details are as follows:

	Six Months Ended February 29, 2008	Year Ended August 31, 2007
Opening Balance	$ 41,764,073	$ 11,373,439
Reclassified	(35,692,822)	-
MAX Molybdenum Project	521,806	29,527,093
Foremore VMS-Gold Project	285,447	362,951
SeaGold Project	(135,000)	22,250
Other	48,407	478,340
Balance Ending	$ 6,791,911	$ 41,764,073

Resource costs (recoveries) represent expenditures on exploration activities incurred during the period. During the second quarter ended February 29, 2008, $35,692,822 in acquisition and deferred development costs related to the MAX Molybdenum Mine were reclassified from *Resources Property Costs,* to *Property, Plant and Equipment* (*Note 5*) as the property transitioned from development to production.

a) MAX Molybdenum Project, Revelstoke Mining Division, B.C., Canada

The Company holds a 100% interest in certain properties, known as the MAX Molybdenum Project located in the Revelstoke Mining Division, B.C. The MAX Project is subject to a 2.5% Net Smelter Return ("NSR"). The Company may purchase, at any time, up to 60% of the NSR by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). The Company has also acquired a 100% interest in certain crown grants, mining leases and mineral claims contiguous to the core MAX Molybdenum Project mineral claims. The Company granted a 2.5% NSR on the contiguous property, reducible to 1% upon payment of $2,000,000 at any time prior to commencement of commercial production. The Company must also issue 200,000 shares if it commences commercial production from any part of the contiguous property.

b) FOREMORE VMS-Gold Project, Liard Mining Division, B.C., Canada

The Company holds a 100% interest in certain properties, known as the Foremore Project located in the Liard Mining Division, B.C. The Foremore Project is subject to a 2.5% Net Smelter Return ("NSR"). The Company may purchase at any time, up to 60% of the NSR by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). The Company will be required to make annual advance royalty payments of $50,000 starting May 1, 2006 ($100,000 paid to date). This advance royalty ceases in the year in which commercial production commences. All advance royalty payments paid to commercial production may be applied as a reduction of future royalty payments. The Company must also issue 200,000 common shares to the vendor upon the commencement of commercial production.

5. Resource Property Costs - *Continued*

c) SEAGOLD Project, Liard Mining Division, B.C., Canada

The Company has acquired a 100% interest in certain properties, known as the SeaGold Project in the Liard Mining Division, B.C. for $100,000 and 200,000 common shares. The SeaGold Project is subject to a 2.5% NSR. The Company may purchase at any time, up to 60% of the NSR by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). Advance annual royalty payments of $30,000 will be payable by the Company starting on December 1, 2007, ceasing in the year in which commercial production commences. The Company must also issue 200,000 common shares to the vendor upon the commencement of commercial production. Romios Gold Resources Inc. ("Romios") has now completed the acquisition of a 50% interest in the SeaGold Property by paying $200,000, and issuing 600,000 common shares to the Company. Romios has also assumed the Company's obligation to issue the original property vendor 200,000 common shares upon commencement of commercial production, and the advance royalty payments of $30,000 per annum.

d) OTHER Projects, Revelstoke Mining Division, B.C., Canada

In December of 2006, the Company signed four agreements with a group of prospectors, pursuant to which the Company may acquire a 100% interest in four separate properties in the Revelstoke Mining Division, British Columbia. Each property is subject to a 2% net smelter return royalty which may be purchased by the company for $2-million. To maintain all options in good standing, the Company must complete the following:

		Cash Payments	Share Issuances
Upon Exchange Approval (paid/issued)	$	7,500	60,000
April 1, 2007 (paid/issued)		24,000	60,000
April 1, 2008		31,500	60,000
April 1, 2009		42,000	60,000
April 1, 2010		51,000	75,000
	$	156,000	315,000

In July of 2007, the Company signed an option agreement to acquire a 100% interest in 513 hectares contiguous with the Tin City Property. The Company paid the vendor $12,300 on signing and, at its option, must pay an additional $100,000 and issue 50,000 common shares on or before June 5, 2009 to complete the acquisition. This contiguous property is subject to a 2.5% Net Smelter Return, which may be reduced to 0.5% upon payment of $1.5 million.

The Company has acquired by staking a 100% interest in the Butters Peak Molybdenum Property, covering approximately 1,650 hectares approximately 25 kilometres northeast of the MAX Molybdenum Mine.

7. Share Capital

a) Details are as follows:

	Number of Shares		Amount
Authorized: Unlimited common shares without par value			
Balance – August 31, 2006	59,270,430	$	17,004,359
Issued for cash:			
Private placement of units – February 2007 - prorated fair value of common shares issued	5,000,000		5,910,352
Private placement of units – March 2007 - prorated fair value of common shares issued	7,142,857		8,319,686
Private placement of units – March 2007 - prorated fair value of common shares issued	1,212,121		1,453,663
Private placement of units – August 2007 - prorated fair value of common shares issued	4,703,500		12,961,423
Exercise of $0.40 warrants	831,667		332,667
Exercise of $0.90 Agent warrants	39,335		35,402
Exercise of Incentive stock options	1,175,000		432,250
Issued for SeaGold Project	75,000		98,250
Issued for Bonanza Project	30,000		63,150
Issued for Ellesmere Project	30,000		63,150
Issued for Farside Project	30,000		63,150
Issued for Tin City Project	30,000		63,150
Fair value of warrants exercised	-		42,337
Fair value of stock options exercised	-		300,916
Share issuance costs	-		(2,309,390)
Future Income Tax	-		(55,109)
Balance – August 31, 2007	79,569,910		44,779,405
Issued for cash:			
Exercise of incentive stock options	1,163,000		303,850
Fair value of stock options exercised *(Note 7d)*	-		128,182
Balance – February 29, 2008	80,732,910	$	45,211,437

b) A summary of the Company's warrants and agent/underwriter warrants ("B-Warrants") outstanding at February 29, 2008 and the changes for the period are as follows:

Number Outstanding August 31, 2007	Issued	Exercised	**Number Outstanding February 29, 2008**	Exercise Price Per Share	Expiry Date	Description
1,828,571	-	-	**1,828,571**	$2.25	4-Jul-08	Warrant
3,171,429	-	-	**3,171,429**	$2.25	9-Aug-08	Warrant
7,142,857	-	-	**7,142,857**	$2.25	6-Sep-08	Warrant
1,212,121	-	-	**1,212,121**	$2.25	28-Sep-08	Warrant
2,351,750	-	-	**2,351,750**	$4.00	7-Aug-09	Warrant
18,750	-	-	**18,750**	$2.25	9-Aug-08	B-Warrant
245,400	-	-	**245,400**	$3.18	7-Aug-08	B-Warrant
36,810	-	-	**36,810**	$3.18	20-Aug-08	B-Warrant
16,007,688	-	-	**16,007,688**			

7. Share Capital - *Continued*

c) The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. The maximum number of shares issuable under the stock option plan shall not exceed 10% of the issued and outstanding common shares. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the board of directors and the exercise price of an option is not less than a prescribed discount from the closing price on the TSX Venture Exchange on the last trading day preceding the grant date. Options vest on the grant date unless determined otherwise by the board of directors.

d) A summary of the Company's options at February 29, 2008 and the changes for the period are as follows:

Number Outstanding August 31, 2007	Granted	Exercised	Cancelled	**Number Outstanding February 29, 2008**	Exercise Price Per Share	Expiry Date
758,000	-	(758,000)	-	-	$0.20	17-Dec-07
367,000	-	-	-	**367,000**	$0.20	11-Dec-08
760,000	-	(100,000)	-	**660,000**	$0.25	24-Aug-09
100,000	-	(100,000)	-	-	$0.25	26-Nov-09
900,000	-	(125,000)	-	**775,000**	$0.25	18-Oct-10
50,000	-	-	-	**50,000**	$0.55	13-Mar-11
200,000	-	(50,000)	(150,000)	-	$0.55	10-Apr-11
2,600,000	-	(30,000)	-	**2,570,000**	$1.45	19-Feb-12
-	2,000,000[(1)]	-	-	**2,000,000**	$3.55	15-Nov-12
5,735,000	2,000,000	(1,163,000)	(150,000)	**6,422,000**		

1) At February 29, 2008, all but 56,250 of these options had vested.

In November of 2007, the Company granted 2,000,000 incentive stock options to directors and consultants of the Company. The stock options are exercisable at a price of $3.55 per share for a period of five years. The fair value of stock options used to calculate the compensation expense in February of 2007 was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	4.01%
Expected dividend yield	Nil
Expected stock price volatility	70.8%
Average expected option life	3.75 years

The total fair value of the options granted was calculated to be $3,811,678 on the grant date, $1,333,816 of which amount was expensed and $2,370,270 capitalized to resource property costs during the first quarter ended November 30, 2007. The balance of $107,592 is to be expensed over the vesting period of which $6,344 was expensed in the second quarter ended February 29, 2008. The offsetting entries are to contributed surplus.

In the prior fiscal year, the Company granted 2,600,000 incentive stock options exercisable at a price of $1.45 per share for a period of five years. The total fair value of the options granted was calculated to be $2,266,043 on the grant date, $1,085,788 of which amount was expensed and $1,139,340 capitalized to resource property costs. The balance of $40,915 was expensed over the first two quarters of fiscal 2008, $21,547 in the first quarter and $19,368 in the second quarter. The offsetting entries are to contributed surplus.

7. Share Capital - *Continued*

During the first quarter ended November 30, 2007, 30,000 options expiring on February 19, 2012 were exercised, 50,000 options expiring April 10, 2011 were exercised and 150,000 options were cancelled upon termination of a consulting contract. The fair value of the stock options exercised was calculated to be $44,944 and that amount has been transferred to share capital from contributed surplus. In the second quarter ended February 29, 2008, 758,000 options expiring on December 17, 2007 were exercised, 100,000 options expiring August 24, 2009 were exercised, 100,000 options expiring on November 26, 2009 were exercised and 125,000 options expiring on October 18, 2010 were exercised. The fair value of the stock options exercised was calculated to be $83,238 and that amount has been transferred to share capital from contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

e) **Contributed Surplus**

Details are as follows:

		February 29, 2008		August 31, 2007
Balance – Beginning of Period	$	**7,782,856**	$	763,946
Fair value of stock-based compensation		**3,751,345**		2,260,790
Fair value of warrants issued		-		5,312,006
Fair value of agent/underwriter warrants issued		-		217,731
Issuance costs attributed to warrants		-		(428,364)
Fair value of options exercised – to share capital		**(128,182)**		(300,916)
Fair value of warrants exercised – to share capital		-		(42,337)
Balance – End of Period	$	**11,406,019**	$	7,782,856

8. Asset Retirement and Mine Closure Obligations

For each property, management has estimated the costs of reclaiming any disturbances to its projects in accordance with the Company's accounting policies at August 31, 2007. There were no changes made to this estimate in the period ending February 29, 2008. Details of management's estimates of reclamation and mine closure costs are as follows:

		February 29, 2008		August 31, 2007
Balance – Beginning of Period	$	**870,961**	$	126,000
Foremore Project – estimated camp closure and other reclamation costs		-		-
MAX Molybdenum - estimated mine closure and other reclamation costs		-		744,961
Balance – End of Period	$	**870,961**	$	870,961

8. Asset Retirement and Mine Closure Obligations - *Continued*

The Company obtained an independent assessment of MAX Molybdenum site restoration costs at August 31, 2007 of $971,826, which includes a 10% contingency to reflect uncertainty and the potential for inflation. Based on the Company's Phase I mine plan, the reclamation is to be completed in the summer of 2010, 28 months following start-up.

This amount has been discounted by a risk free rate of 4.38% on the first $730,000 and 7.75% on the remaining balance of $241,826. The net present value of $849,361 is recorded as a long-term liability to be accreted over time with the corresponding asset to be amortized on a unit-of-production method over the estimated mine-life.

Retirement obligations of $21,600 for the Foremore Project have been estimated by management and are presented on an undiscounted basis due to the uncertainty in forecasting an ultimate closure date.

It is possible the Company's estimate of its ultimate reclamation, site restoration and closure liability could materially change due to possible changes in laws and regulations or changes in cost estimates.

9. Reclamation Bonds

At February 29, 2008, reclamation bonds totalling $752,900 remain in safekeeping with the British Columbia Ministry of Energy, Mines and Petroleum Resources as summarized below:

	February 29, 2008	August 31, 2007
MAX Molybdenum Project	$ **730,000**	$ 730,000
Foremore Project	**22,900**	22,900
Total	$ **752,900**	$ 752,900

Interest received on the funds held in safekeeping accrue to the Company's benefit and are recorded as interest income in the period in which they are received by the Company.

10. Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

a) During the six months ended February 29, 2008, consulting fees of $54,800 (2007 – $39,600) were paid or accrued to the President and CEO of the Company. Services provided include general corporate, exploration and acquisition strategy, drafting and engineering work, contract negotiations, and investment presentations. Of this amount, $20,400 (2007 - $19,600) is recorded in deferred exploration and development costs for the period and the balance in consulting fees.

b) During the six months ended February 29, 2008, consulting fees of $44,100 (2007 - $34,125) were paid or accrued to the CFO and Secretary of the Company. Services provided include corporate finance and fund raising initiatives, contract negotiations, financial accounting, office management and general administration.

10. Related Party Transactions - *Continued*

c) During the six months ended February 29, 2008, per-diem contract fees of $30,450 (2007 - $42,350) were paid or accrued to a director or a company controlled by a director. Of this amount, $30,450 (2007 - $31,850) is contained in deferred exploration and development costs for the year and the balance has been expensed as consulting fees or generative exploration expense.

d) During the six months ended February 29, 2008, per-diem consulting fees of $5,950 (2007 - $Nil) were paid or accrued to a director. This amount is contained in deferred exploration and development costs.

e) During the six months ended February 29, 2008, the Company was reimbursed for rent and office expenses totalling $10,419 (2007 - $10,518) by a company with common management.

f) As at February 29, 2008, current liabilities include $362,641 (2007 - $122,650) payable to related parties. These amounts were incurred in the ordinary course of business, are non-interest bearing, and without specific repayment terms.

11. Commitments

a) The Company has signed a lease agreement for the rental of office space. The lease began April 1, 2006 and ends on March 31, 2009. The future minimum lease obligations are as follows:

		Amount
2007	$	36,523
2008		36,523
2009		21,305
	$	94,351

b) The Company has signed an offtake agreement with a U.K.-based purchaser, for molybdenum concentrates produced at the Company's MAX Molybdenum Mine. The purchaser has agreed to purchase 100 per cent of the concentrates produced at the mine through 2017, with pricing terms to be mutually agreed upon every year.

12. Subsequent Events

Subsequent to February 29, 2008, 797,418 warrants exercisable at $2.25 per share were exercised (64,287 by a director of the Company) and 15,000 stock options exercisable at $1.45 per share were exercised for total proceeds of $1,815,941.

On April 12, 2008, the Company's MAX Molybdenum Mine reached its previously defined targets and declared Phase I commercial production.

ROCA MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(FORM 51-102F1)

SECOND QUARTER ENDED FEBRUARY 29, 2008

APRIL 25, 2008

TABLE OF CONTENTS

Date of Report

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements and related notes thereto for the six months ended February 29, 2008 and February 28, 2007, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The reader should also refer to the annual audited consolidated financial statements for the years ended August 31, 2007 and August 31, 2006 and the MD&A for those years.

This MD&A is prepared as of April 25, 2008. All amounts in the financial statements and this MD&A are expressed in Canadian dollars, unless otherwise indicated.

Description of Business

Roca Mines Inc. (the "Company") is engaged in exploration, development and production of mineral resources including base, precious and strategic metals in British Columbia, Canada. The Company, through its wholly-owned subsidiary, FortyTwo Metals Inc., operates the MAX Molybdenum Mine, producing and selling molybdenite concentrates. Exploration projects include expanding the MAX molybdenite resources at depth as well as advanced base and precious metal exploration in north-western British Columbia, and five early-stage properties in south-eastern British Columbia.

Highlights

- MAX Molybdenum mine becomes first new metal mine in British Columbia in over ten years, and declares commercial production as of April 12, 2008.
- Start-up operations produced approximately 410,000 lbs of contained molybdenum in concentrate with a gross metal value of approximately $13.5 million.
- MAX operations are currently producing in the range of 300,000 lbs of contained molybdenum in concentrates per month.
- Phase II expansion progress at MAX, including #2 adit break-through in April and pre-installation engineering of a third primary ball mill being conducted during the current quarter.
- Initial deep drilling results below the MAX Molybdenum deposit confirm resource expansion potential and extend high grade zones.

Selected Annual Financial Results

The information below has been extracted from the Company's annual financial statements.

		Year Ended August 31, 2007		Year Ended August 31, 2006		Year Ended August 31, 2005
Total revenues	$	**Nil**	$	Nil	$	Nil
Net loss	$	**(838,029)[1]**	$	(318,654)[2]	$	(156,736)
Net loss per share	$	**(0.01)**	$	(0.01)	$	(0.01)
Total assets	$	**53,361,488**	$	17,607,739	$	6,307,296
Total long term debt	$	**Nil**	$	Nil	$	Nil

Notes:

1) The loss for the year-ended August 31, 2007 includes non-cash stock-based compensation of $1,121,450 and future income tax recovery of ($811,942).
2) The loss for the year-ended August 31, 2006 includes non-cash stock-based compensation of $111,059 and future income tax recovery of ($273,130).

Summary of Quarterly Results

	Feb. 29, 2008	Nov. 30, 2007	Aug. 31, 2007	May 31, 2007
Total revenues	Nil[1]	Nil	Nil	Nil
Net loss (income)	361,243	1,590,332[2]	(631,766)[3]	158,172
Net loss (income) per share	0.01	0.01	(0.01)	0.01
Total assets	57,396,530	57,098,261	53,361,488	37,818,994
Total long term debt	Nil	Nil	Nil	Nil

	Feb. 28, 2007	Nov. 30, 2006	Aug. 31, 2006	May 31, 2006
Total revenues	Nil	Nil	Nil	Nil
Net loss (income)	1,163,204[4]	148,419	(392,186)[5]	316,067[6]
Net loss (income) per share	0.02	0.01	0.01	0.01
Total assets	28,236,928	20,923,750	17,607,739	10,766,245
Total long term debt	Nil	Nil	Nil	Nil

Note 1: Pre-commercial concentrate sales have been reflected as a recovery of development costs at the MAX Mine.

Note 2: The loss for the quarter ended November 30, 2007 includes stock-based compensation expense of $1,355,363.

Note 3: The income recorded in the quarter ended August 31, 2007 includes a future income tax recovery of $811,942.

Note 4: The loss for the quarter ended February 28, 2007 includes stock-based compensation expense of $1,062,267.

Note 5: The income recorded in the quarter ended August 31, 2006 includes a future income tax recovery of $273,130 and significant reallocations of stock-based compensation expense from general and administrative expenses to deferred exploration and development costs.

Note 6: The loss for the quarter ended May 31, 2006 includes stock-based compensation expense of $228,517.

Results of Operations

During the six months ended February 29, 2008, the Company incurred a loss of $1,951,575 and incurred exploration, development and acquisition costs of $13,078,100 *(net of recoveries from start-up concentrate shipments totalling $7,272,735)*, compared to a loss of $1,311,623 and deferred exploration, development and acquisition costs of $13,014,446 in the first six months of the prior fiscal year.

During the three months ended February 29, 2008, the Company incurred a loss of $361,243 and incurred deferred exploration, development and acquisition costs of $1,156,775 (net of start-up concentrate recoveries) compared to a loss of $1,163,204 (including stock-based compensation expense of $1,062,267) and deferred exploration, development and acquisition costs of $5,352,667 in the second quarter of the prior fiscal year.

Higher advertising, promotion and shareholder relations, travel, insurance, office and sundry, accounting, audit and legal, and rent expenses help account for the overall increase in cash-based general and administrative costs over 2007, reflecting the Company's rapid transition from exploration-company to emerging metals producer. Gross resource property expenditures and property, plant and equipment expenditures have increased as the Company accelerated construction and planned expansion at the MAX Molybdenum Mine.

MAX Molybdenum Mine

Through its wholly-owned subsidiary, FortyTwo Metals Inc., the Company holds a 100% interest in the MAX Molybdenum Mine located approximately 60 kilometres southeast of Revelstoke, B.C. The MAX claims and related holdings cover approximately 8,200 hectares in the Revelstoke Mining Division.

Resource Estimate

A resource estimate completed in September of 2004 in compliance with the CIM Standards stipulated by National Instrument 43-101 of the Canadian securities commissions is summarized below:

MEASURED			INDICATED		MEASURED & INDICATED	
Cutoff % MoS_2	Tonnes	Grade % MoS_2	Tonnes	Grade % MoS_2	Tonnes	Grade % MoS_2
0.10	27,870,000	0.21	15,070,000	0.18	42,940,000	0.20
0.20	9,340,000	0.35	2,010,000	0.41	11,350,000	0.36
0.50	1,010,000	1.01	370,000	0.77	1,380,000	0.94
1.00	260,000	1.95	20,000	1.87	280,000	1.95

Notes: In addition to the above measured and indicated resources, inferred resources total 8,900,000 tonnes averaging 0.16% MoS_2 at the 0.10 cut-off, including 460,000 tonnes averaging 0.33% at the 0.20 cut-off.

To convert molybdenite (MoS_2) values to molybdenum (Mo) value, divide MoS_2 by 1.6681 (e.g. 1% MoS_2 = 0.60% Mo).

Commissioning and Start-up Production

Commissioning of the MAX Molybdenum mill and concentrator began in September 2007 with the first concentrates being shipped at the end of November 2007.

In February 2008, while operating at a prescribed lower throughput rate for start-up, the MAX mine and mill achieved continuous daily throughput of approximately 80% of its Phase I design rate of 500 tonnes per day. During the period, the mill also achieved molybdenum recovery rates averaging 90%, exceeding the design recovery of 87%.

Phase I ore grade material has recently been supplied from underground stopes and delivered directly to the MAX mill and concentrator. Based on a 10-day average grade of the ore supplied, the diluted head grade from the mine exceeded 75% of the planned mine-diluted grade of 1.7% MoS_2. As a result of this recent development, the Company declared that Phase I commercial production was achieved on April 12, 2008, subsequent to the second quarter-ended February 29, 2008.

Start-up operations at the MAX Molybdenum Mine overcame minor challenges and disruptions to commissioning resulting from crusher and mill equipment modifications, process optimization, and reagent quality control. As planned, the initial operations made use of lower-grade stockpiled development rock to facilitate the start-up production run. That material was significantly lower in grade than the ore currently being processed.

Through February 29, 2008, the MAX operation delivered approximately 636,000 dry lbs of concentrates containing approximately 291,000 lbs of molybdenum. During the entire start-up period through April 12, 2008, the MAX operation delivered approximately 880,000 dry lbs of concentrates containing an estimated 410,000 lbs of molybdenum, with a gross metal value of $13.5 million based on average molybdenum oxide prices during the period. Proceeds received from concentrate sales during start-up have been used for completion costs and to fund ongoing Phase II expansion of the mine and mill.

Proceeds from sales of molybdenite concentrates from the date of commercial production forward will be recorded as revenues and associated costs treated as operating expenses. These items will first be

reflected in the Company's financial statements dated May 31, 2008 to be reported in July 2008. All costs associated with Phase I production, have been capitalized to date, with any start-up concentrate proceeds recorded as a reduction to capital costs in accordance with Canadian GAAP. Net pre-production costs will be amortized on a unit of production basis over the Company's Phase I mine plan.

Phase II Expansion Project

Initial production at MAX is focusing on the "HG" Zone, including an estimated 280,000 tonnes ("measured + indicated") grading 1.95% MoS_2. Expansion of the mine and mill will be guided by prevailing molybdenum prices and an assessment of ongoing operating costs throughout 2008 and beyond.

In 2007, the Company announced the development of a second adit to the mine working area. Adit #2 recently reached a break-through location to workings in the mine, and final completion of the connection is expected early in May 2008. Once connected, the underground mine will be capable of achieving its Phase II ventilation requirements. This will allow for concurrent mine development and production to increase to 1,000 tonnes per day.

The installation of a third primary ball mill will allow for greater production flexibility and will provide for a nominal capacity of at least 1,000 tpd at the MAX mill and concentrator. A third mill has now been acquired and delivered to the site and power distribution systems and controls have been prepared. Engineering of a new mill base is complete and construction will commence shortly, with the new equipment to be fully commissioned by the fall of 2008.

The Company plans to seek a graduated permit increase for the operation of the Phase II mine enabling it to produce at the as-built capacity in late 2008 and beyond. The application for this increase in production rate will be submitted after environmental and water quality data is collected and compiled this spring/summer. The information will demonstrate that the mine is working well within its compliance requirements and with minimal impact to the environment.

Costs associated with the Company's Phase II expansion, including the #2 Adit, third primary ball mill and associated direct overhead costs will continue to be capitalized until those assets are "available for use" in accordance with Canadian GAAP.

Exploration

The Company has now received assays from the first two holes and a portion of the third hole of its 4800 metre, initial five hole deep diamond drilling program MAX.

Hole MX07-01 returned an impressive intersection of 186m (610ft) grading 0.27% Mo (0.45% MoS_2), including several higher grade intervals. This intersection occurs in an area of limited prior drilling which was previously assigned a lower grade, significantly expanding the high grade potential of the deposit at depth. Further, significant molybdenite (MoS_2) mineralization occurred throughout the remainder of the hole and appears to continue at depth.

Hole MX07-02 was drilled below the southeast flank of the MAX deposit and returned further significant intercepts. Drill Hole MX07-03 intersected a number of high grade feeder structures all hosted within low grade mineralization. Assay results have been completed for only the upper 540m of this 1500m deep hole.

Significant intercepts in MX07-03 occur north of Mine Section 8 and above an area of Mine Sections 6 and 7 which had not been drilled previously. These intervals suggest a deep target, the upper fingers of which may be represented by these higher grade structures. Like other targets identified, this area

must be drilled from a station on the West side of the MAX deposit, in the area of current mine development, in order to properly orient drilling.

A 15cm fragment of intrusive rock, with chilled margins and containing well mineralized (estimated >0.5% MoS_2) disseminated molybdenite, was observed within a younger, non-mineralized leucocratic quartz feldspar porphyry in the upper part of drill hole MX07-03. The origin of this mineralized fragment may be a separate, as yet undiscovered, molybdenite deposit at depth, however this is not yet confirmed by thin-section petrographic assessment. A possibly similar, weakly mineralized porphyry phase also appears to separate the two high grade molybdenite intervals in this hole between depths of 405 and 428.6 metres.

All three holes have intersected strong hydrothermal alteration and textural variations within intrusive rocks that may be indicative of multiple phases of intrusion which are spatially associated with molybdenite mineralization. Further evidence of this includes the identification of multiple episodes of molybdenite mineralization based on the cross cutting relationships of various quartz-MoS_2 veinlets seen in drill core. Additional research, including petrographic analyses, is planned to fully document these features but these early indications of a multiple phase intrusive and mineralizing event provide compelling evidence for molybdenite mineralization at depth below the MAX deposit and further exploratory work is warranted.

Assay results for the remainder of MX07-03 and MX07-04/05 are pending and will be reported once they have been completed and received from the assay lab.

Foremore VMS-Gold Project

The Company holds a 100% interest in the Foremore VMS-Gold project situated in one of the most active mining and exploration areas in British Columbia. The property comprises 65 contiguous mineral claims totalling 23,609 hectares in the Liard Mining Division. Significant operations in the area include Barrick Gold's legendary Eskay Creek Mine, Cominco's historic Snip Mine and NovaGold and Teck Cominco's Galore Creek Project.

Foremore has been the focus of the Company's exploration efforts dating back to the summer of 2002 and was the focus of exploration by Cominco Limited between 1989 and 1996. While relatively inactive at Foremore during the two prior fiscal years, the Company is planning a comprehensive exploration program, to include diamond drilling for summer-2008.

SeaGold Property

The Company holds a 50% interest in the SeaGold Project, comprising 8 claim blocks of 4,000 hectares, centered on a number of gold and copper occurrences approximately 35 km north of Barrick Gold's Eskay Creek gold/silver mine in British Columbia. The balance of the property interest is now held by Romios Gold Resources Inc. ("Romios"), with which the Company will be finalizing the terms and scope of a joint exploration program over the coming months.

Lardeau Properties

A 2006 exploration program by the Company reviewed potential targets within a 100-kilometre radius of the MAX Molybdenum Mine, resulting in the optioning of a 100% interest in four projects in the historic Lardeau Mining Camp during the year-ended August 31, 2007, covering an area of approximately 5,600 hectares. The Company is in the process of reviewing data from its 2007 exploration programs to determine on which to focus its efforts during the summer of 2008.

The Company has acquired by staking, and holds a 100% interest in the *Butters Peak Molybdenum Property*, located approximately 25 kilometres northeast of the MAX Mine. Covering approximately 1,650 hectares, the property was originally discovered by tracing highly anomalous regional silt

geochemical results to molybdenite float. A single diamond drill hole by a Noranda-Amax joint venture in 1978 to 882 metres (drill capacity) intersected at least two porphyry stocks and at least five intrusive phases have been observed in float.

Liquidity and Financial Position

At February 29, 2008, the Company held cash and cash equivalents of $192,528 compared to cash of $8,697,717 at February 28, 2007. Subsequent to February 29, 2008, 797,418 warrants exercisable at $2.25 per share were exercised (64,287 by a director of the Company) and 15,000 options exercisable at $1.45 per share were exercised for total proceeds of $1,815,941. As concentrate shipments began in November of 2007, management believes that it has now raised sufficient capital to fund its ongoing operations through cash-flow.

The Company has no long-term debt.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, marketable securities, reclamation deposit, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Critical Accounting Estimates

The Company's accounting policies are described in Note 2 to the annual consolidated financial statements. The estimates made in applying the policies below can be uncertain and a change in these estimates could materially impact the consolidated financial statements.

Resource Property Costs, Property Plant and Equipment

Resource property costs and Property, Plant and Equipment represent the most significant assets of the Company. The costs associated with resource costs and/or property, plant and equipment include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of mineral interests believed to be contained or potentially contained, in properties to which they relate. The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Depreciation and depletion is also determined based on property, plant and equipment carrying values. Depreciation and depletion is calculated on the units of production basis over existing mineral reserves or resources. Mineral resources or reserves are an estimate of the quantity of economically recoverable ore and/or mineralization and will change from time to time as a result of additional geological information, actual grade or recoveries different from original estimates or commodity price changes.

Asset Retirement Obligations

The Company is subject to various laws governing reclamation of its mine sites and exploration sites. These laws are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of these liabilities for asset retirement

obligations are recognized in the period they are incurred. A corresponding increase in the related asset is recorded and depreciated over the estimated life of the asset. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings. Where a related asset is not identifiable with a liability, the change in fair value is charged to earnings in the period. Each period, the liability is increased to reflect the accretion (or interest) portion of the initial fair value estimate and changes in estimated cost and timing of the reclamation procedures. Actual future reclamation costs may be materially different from the costs estimated by the Company.

Stock Option and Warrant Valuation

The determination of the fair value of stock options and warrants issued requires management to estimate future stock volatility, expected life, and a risk-free rate of return. The Company uses historic information to estimate these future variables. Given the change in the Company from an exploration to emerging producer, historic information may no longer be valid and these estimates could materially impact the consolidated financial statements.

Income and Mining Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective tax bases, and for tax losses and other deductions carried forward. The Company evaluates the carrying values of its future tax assets periodically by assessing its valuation allowance and by adjusting the amount of such valuation allowance in the period, if necessary.

Changes in Accounting Policies

New Accounting Policies Effective September 1, 2007

The Company has adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

a) Section 3855, *Financial Instruments – Recognition and Measurement* prescribes when a financial asset, financial liability and non-financial derivative is to be recognized on the Balance Sheet and whether fair value or cost-based measures should be used. It also specifies how financial instruments gains or losses should be presented.

The Company is required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for-trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

The Company has designated its financial instruments as follows:

- Cash, cash equivalents, and marketable securities are classified as *"Available-for-Sale"*. Due to their short-term nature, management believes that their carrying value approximates their fair value;

- Receivables and prepaid expenses are classified as *"Loans and Receivables"*. These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and

- Accounts payable and accrued liabilities are classified as *"Other Financial Liabilities"*. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

b) Section 1530, *Comprehensive Income,* introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the six months ended February 29, 2008.

c) Section 3865, *Hedges* specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the six months ended February 29, 2008.

Commercial Production

Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved on average for at least a 10 day period, and that there are indicators that these operating results will continued in the future. The Company determines commencement of commercial production based on the following factors:

(i) 75% of Phase I designed plant/mill capacity of 500 tpd is achieved;

(ii) 75% of Phase I designed mining grade of 1.70% MoS_2 is achieved; and

(iii) MoS_2 recovery of at least 75% of designed 87% recovery is achieved.

New Accounting Pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning September 1, 2008. The company will adopt the requirements commencing in the interim period ended November 30, 2008 and is considering the impact this will have on the Company's financial statements.

a) Section 1535, *Capital Disclosures,* establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

(i) qualitative information about its objectives, policies and processes for managing capital;
(ii) summary quantitative data about what it manages as capital;
(iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv) when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

b) Section 3031, *Inventories,* prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

c) Section 3862 – *Financial Instruments-Disclosures,* requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks.

Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments. The Section requires specific disclosures to be made, including the criteria for:

(i) designating financial assets and liabilities as held for trading;
(ii) designating financial assets as available-for-sale; and
(iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB's strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Related Party Transactions

Each of Scott Broughton, David Skerlec, John Mirko, and John Baker either directly or through a wholly owned company, provided consulting or contract services to the Company pursuant to a consulting agreement. Mr. Broughton charges a per diem rate of $400, and Messrs. Skerlec, Mirko and Baker charge per diem rates of $350. During the six months ended February 29, 2008, consulting fees of $54,800 (2007 - $39,600) were paid or accrued to the President and CEO of the Company. Services provided include general corporate, exploration and acquisition strategy, drafting and engineering work, contract negotiations, and investment presentations. Of this amount, $20,400 (2007 - $19,600) is contained in deferred exploration and development costs for the period and the balance expensed as consulting fees. During the six months ended February 29, 2008, consulting fees of $44,100 (2007 - $34,125) were paid or accrued to the CFO and Secretary of the Company. Services provided include corporate finance and fund raising initiatives, contract negotiations, financial accounting, office management and general administration. During the six months ended February

29, 2008 per-diem contract fees $30,450 (2007 - $42,350) were paid or accrued to a director or a company controlled by a director. Of this amount, $30,450 (2007 - $31,850) is contained in deferred exploration and development costs for the period and the balance has been expensed as consulting fees or generative exploration expense. During the six months ended February 29, 2008, per-diem consulting fees of $5,950 (2007 - $Nil) were paid or accrued to a director. This amount is contained in deferred exploration and development costs. During the six months ended February 29, 2008, the Company was reimbursed for rent and office expenses totalling $10,419 (2007 - $10,518) by a company with common management. At February 29, 2008, current liabilities include $362,641 (2007 - $122,650) payable to related parties. These amounts were incurred in the ordinary course of business, are non-interest bearing, and without specific repayment terms.

Risks and Uncertainties

The Company's financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company's mineral exploration and development activities will be successful. The development of mineral resources involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome. All of the Company's short to medium term operating, exploration and development cash flow must be derived from external financing. Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties. Should changes in equity market conditions prevent the Company from obtaining additional external financing; the Company will need to review its exploration and development property holdings to prioritize project expenditures based on funding availability.

Developing mineral deposits is subject to various risks and is dependent on a number of criteria, including the deposit size, grade, proximity to infrastructure, as well as commodity prices. While management believes that the grade and quantity of the high-grade measured and indicated molybdenite resource (280,000 tonnes of 1.95% MoS_2 at a 1% cutoff grade) at the MAX project is sufficient to justify mining and production, no feasibility study has been completed and therefore these resources should not be considered mineable reserves.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of February 29, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Control over Financial Reporting

Multilateral Instrument 52-109 requires a reporting issuer to submit an annual certificate relating to the design of internal control over financial reporting. The Company relies on British Columbia Securities Commission Policy 52-511 - *Relief for Venture Issuers from Certification Requirements.*

Internal control over financial reporting is a process designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles. As part of this process, management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the design of the internal control over financial reporting at February 29, 2008 and based on this evaluation, management has concluded that a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties.

The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He also has the responsibility to prepare and to review the resulting financial reports. This weakness has the potential to result in material misstatements in the Company's financial statements. Management has concluded that taking into account the present stage of the Company's development; the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time. To help mitigate the impact of this weakness and to ensure quality financial reporting, financial reports are also reviewed by the Audit Committee prior to their release.

Legal Claims and Contingent Liabilities

At February 29, 2008, there were no material legal claims or contingent liabilities outstanding.

Off-balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

Outstanding Share Data – February 29, 2008

During the first quarter ended November 30, 2007, 30,000 options expiring on February 19, 2012 were exercised, 50,000 options expiring April 10, 2011 were exercised and 150,000 options were cancelled upon termination of a consulting contract. The Company also granted incentive stock options to directors and consultants of the company to purchase up to 2,000,000 common shares of the Company at a price of $3.55 per share for a period of five years.

In the second quarter ended February 29, 2008, 758,000 options expiring on December 17, 2007 were exercised, 100,000 options expiring August 24, 2009 were exercised, 100,000 options expiring on November 26, 2009 were exercised and 125,000 options expiring on October 18, 2010 were exercised.

Common shares and convertible securities outstanding as at the end of the quarter were:

Security	Expiry Dates	Exercise Prices	Common Shares on Exercise
Common Shares	-	-	80,732,910
Warrants	July 4, 2008 to Aug 7, 2009	$2.25 to $4.00	16,007,688
Options	Dec 11, 2008 to Nov 15, 2012	$0.20 to $3.55	6,422,000
Total			103,162,598

Outstanding Share Data – Date of Report

Subsequent to February 29, 2008, 797,418 warrants exercisable at $2.25 per share were exercised (64,287 by a director of the Company) and 15,000 stock options exercisable at $1.45 per share were exercised for total proceeds of $1,815,941.

Common shares and convertible securities outstanding as at the date of this report are:

Security	Expiry Dates	Exercise Prices	Common Shares on Exercise
Common Shares	-	-	81,545,328
Warrants	July 4, 2008 to Aug 7, 2009	$2.25 to $4.00	15,210,270
Options	Dec 11, 2008 to Nov 15, 2012	$0.20 to $3.55	6,407,000
Total			103,162,598

Outlook

The Company recently announced that it had commenced commercial production of molybdenite concentrates at the MAX Molybdenum Mine and is working towards completing its Phase II mill and mine plans as soon as possible. Exploration at the MAX Project is focusing on expanding the known molybdenite mineralization at depth and following up on various tungsten discoveries on surface.

The Company remains committed to new project generation and exploration. In July of 2007, the Company signed an option agreement to acquire a 100-per-cent interest in 513 hectares contiguous with its Tin City property and acquired by staking the prospective Butters Peak Molybdenum Property near Revelstoke, British Columbia.

In the Eskay/Iskut camp in north-western British Columbia, the Company will continue to work with its partner on a gold exploration program at SeaGold and looks forward to renewing its advanced stage exploration program at the Foremore VMS-Gold project during the summer of 2008. The Foremore program will focus on precious metal-rich polymetallic base and precious metal-only targets, following up on geological, diamond drilling and geophysical programs conducted previously.

Additional Information

Additional information is available for viewing at the Company's website www.rocamines.com or on the SEDAR website www.sedar.com.

Forward-Looking Information

This management discussion and analysis contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, amongst other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration of the Company's properties. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional, important factors, if any, are identified here.

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1
Canada
Tel 604.684.2900
Fax 604.684.2902

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, David Skerlec, Chief Financial Officer for Roca Mines Inc., certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Roca Mines Inc. (the issuer) for the interim period ending February 29, 2008.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 25, 2008

"David Skerlec"

David Skerlec
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1
Canada
Tel 604.684.2900
Fax 604.684.2902

CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Scott Broughton, Chief Executive Officer for Roca Mines Inc., certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Roca Mines Inc. (the issuer) for the interim period ending February 29, 2008.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 25, 2008

"Scott Broughton"

Scott Broughton
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

RECEIVED
2008 SEP -2 P 1:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1. **Name and address of eligible institutional investor:**

Sprott Asset Management Inc. (the "Offeror")
200 Bay Street, Suite 2700, P.O. Box 27
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J1

2. **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:**

As at April 30, 2008, there is a net increase of 5,393,823 in the holdings of Common Shares (the "Common Shares") of Roca Mines Inc. (the "Issuer"). Also, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net increase of 2.5% in the Offeror's securityholdings.

3. **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

As at April 30, 2008, the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 16,260,138 Common Shares of the Issuer. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer), the Offeror exercises control or direction over 19.9% of the issued and outstanding Common Shares.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

   (a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

The Offeror does not itself own any Common Shares or other securities of the Issuer. The only persons with whom the Offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

None.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Offeror exercises control or direction over all of the Common Shares referred to above in its capacity as portfolio manager of managed accounts.

5. **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

None.

7. **The names of any joint actors in connection with the disclosure required by this report:**

The managed accounts of the Offeror holding Common Shares include: Sprott Small Cap Equity Fund, Sprott Canadian Equity Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund, Ltd., Sprott Master Fund II, Ltd., and the Sprott Managed Accounts

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

9. **A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:**

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 9th day of May, 2008.

SPROTT ASSET MANAGEMENT INC.

By: "Iryna Gordiyenko"
Iryna Gordiyenko
Chief Financial Officer

Roca

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release | **ROK: TSX.V**
May 28, 2008 | **#03-08**

ROCA – Notice of Intention to Make Normal Course Issuer Bid

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") has filed with the TSX Venture Exchange (the "Exchange") a notice of its intention to make a normal course issuer bid (the "Bid") for its common shares through the facilities of the Exchange.

A maximum of 4,078,500 common shares, representing approximately 5% of the issued and outstanding common shares in the Company, will be eligible for purchase in the 12-month period commencing June 2, 2008, and ending on June 1, 2009. Pursuant to the policies of the Exchange, Roca is permitted to re-purchase through open market purchases, up to 2% of its outstanding common shares in any given 30 day period.

The price that the Company will pay for any such common shares will be the market price at the time of acquisition and any common shares purchased pursuant to the Bid will be cancelled. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Roca based upon market and investment considerations. As of the date hereof, there are 81,570,328 common shares of Roca issued and outstanding.

The Company considers the Bid to be in the best interest of the Company and its shareholders. Any re-purchase by the Company of its shares would be for its own corporate purposes and reasons. The Company believes that there may be times over the course of the year when its common shares may trade in a price range that does not adequately reflect their value in relation to Roca's business and its future business prospects. As a result, depending on future price movements and other factors, Roca believes that its outstanding common shares may represent an attractive investment and a desirable use of a portion of its available funds. The re-purchase by the Company of any of its shares should not be deemed or construed as a recommendation to purchase any of its shares or an indication of the present or future value of the Company's shares.

The name of the member conducting the Bid on behalf of Roca is Desjardins Securities Inc.

Shareholders may obtain a copy of the notice by contacting Roca's head office.

ROCA MINES INC.

"David Skerlec"

David J. Skerlec – *Chief Financial Officer*

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

FORM 51-102F3
(Previously Form 53-901.F)
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, B.C.
V6B 5L1
(the "Company")

Telephone Number: (604) 684-2900

Item 2 Date of Material Change

May 28, 2008.

Item 3 News Release

A press release was disseminated on May 28, 2008 through *Marketwire*.

Item 4 Summary of Material Change

Roca Mines Inc. is announcing that it has filed notice of its intention to make a normal course issuer bid.

Item 5 Full Description of Material Change

Please see press release of May 28, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

David Skerlec, Chief Financial Officer
Telephone Number: 604-684-2900, Ext #147

DATED at Vancouver, British Columbia, on May 28, 2008.

ROCA MINES INC.

By: *"David Skerlec"*

David J. Skerlec
Chief Financial Officer

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

<u>For immediate release</u> **ROK: TSX.V**
May 28, 2008 **#03-08**

ROCA – Notice of Intention to Make Normal Course Issuer Bid

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") has filed with the TSX Venture Exchange (the "Exchange") a notice of its intention to make a normal course issuer bid (the "Bid") for its common shares through the facilities of the Exchange.

A maximum of 4,078,500 common shares, representing approximately 5% of the issued and outstanding common shares in the Company, will be eligible for purchase in the 12-month period commencing June 2, 2008, and ending on June 1, 2009. Pursuant to the policies of the Exchange, Roca is permitted to re-purchase through open market purchases, up to 2% of its outstanding common shares in any given 30 day period.

The price that the Company will pay for any such common shares will be the market price at the time of acquisition and any common shares purchased pursuant to the Bid will be cancelled. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Roca based upon market and investment considerations. As of the date hereof, there are 81,570,328 common shares of Roca issued and outstanding.

The Company considers the Bid to be in the best interest of the Company and its shareholders. Any re-purchase by the Company of its shares would be for its own corporate purposes and reasons. The Company believes that there may be times over the course of the year when its common shares may trade in a price range that does not adequately reflect their value in relation to Roca's business and its future business prospects. As a result, depending on future price movements and other factors, Roca believes that its outstanding common shares may represent an attractive investment and a desirable use of a portion of its available funds. The re-purchase by the Company of any of its shares should not be deemed or construed as a recommendation to purchase any of its shares or an indication of the present or future value of the Company's shares.

The name of the member conducting the Bid on behalf of Roca is Desjardins Securities Inc.

Shareholders may obtain a copy of the notice by contacting Roca's head office.

ROCA MINES INC.

"David Skerlec"

David J. Skerlec – *Chief Financial Officer*

For further information contact:

Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
June 11, 2008

ROK: TSX.V
#04-08

ROCA - MAX Molybdenum Mine Production Update

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") provides the following update on operations and development activities at the MAX Molybdenum Project near Revelstoke, British Columbia.

Summary

- Production of molybdenum (contained in concentrate) for the months of April and May, 2008 was 125,243 lbs and 150,502 lbs, respectively;
- Average mine diluted head grades for April and May, 2008 were 0.712% Mo and 0.732% Mo, respectively, approximately 70% of target;
- Power generation issues impacted production capabilities during the months of April and May, 2008 resulting in overall throughput of approximately 60% of target;
- Throughput and head grades are improving and anticipated to meet monthly production targets of 300,000 lbs molybdenum by the end of June and 600,000 lbs by fall of 2008;
- Breakthrough of the #2 Adit, a key component to the Phase II development of the mine was achieved in May, 2008.

Production Statistics

The following table provides a summary of production statistics for the months of April and May, 2008;

MAX Molybdenum Mine	**April 2008**	**May 2008**
Molybdenum produced	125,243 lbs	150,502 lbs
Average head grade	0.712% Mo (1.19% MoS2)	0.732% Mo (1.22% MoS2)
Molybdenum Recovery	93.8%	94.3%
Mill availability	74%	82%
Target throughput	500 tonnes/day	500 tonnes/day
Average daily throughput	300 tonnes (60% of target)	335 tonnes (67% of target)

While mine and mill performance are steadily improving, production goals were not reached during April and May, 2008. Milling and mining throughput were impacted by power generation issues caused by electronic controls on the three primary gensets. The Company is making alterations to these controls to reduce future downtime. Equipment in the mill has also required repair during the period but is now remedied and continuous mill throughput rates are expected to be met by the end of June.

Ore production for the months of April and May came primarily from the uppermost stopes in the mine plan. Initial stope design was based on drilling and modeling of the high-grade zone without the aid of underground exposures to assess geological controls on the mineralization. As a result, head grades were diluted during the period due to larger volumes being mined from these stopes. The Company

anticipates that head grades will improve as geological experience with the system is gained through mapping and as an established grade control program aims to minimize dilution.

Management is encouraged by the mine's ability to achieve targeted daily molybdenum production rates when all operations were functioning as planned. Improvement of the operation's ability to achieve the targeted throughput rates and head grade on a continuous basis remains a priority with targeted monthly production rates of 300,000 lbs by the end of June and 600,000 lbs by fall 2008 being anticipated.

Phase II Expansion and Development

Adit #2 development was completed in early May 2008, and work is underway to establish an upgraded ventilation system for the mine. Once connected, the underground mine will be capable of achieving its Phase II ventilation requirements.

The Company is constructing foundations in preparation for a new mill base for its third ball mill. The installation of this mill will allow for greater production flexibility and will provide for a nominal capacity of at least 1,000 tonnes per day. The new equipment is to be commissioned by the fall of 2008. A concentrate drying system is now substantially installed and, once operational, will assist in controlling moisture content in the molybdenite concentrates produced.

The permitted Phase I mine plan for MAX will focus on the deposit's high-grade zone containing 280,000 measured and indicated tonnes grading 1.95% MoS2 (refer to T.N. Macauley's 43-101 compliant technical report dated September 2004 available via SEDAR). Molybdenum oxide currently trades in the US$33-34/lb. range.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

FORM 51-102F3
(Previously Form 53-901.F)
MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, B.C.
V6B 5L1
(the "Company")

Telephone Number: (604) 684-2900

Item 2 **Date of Material Change**

June 11, 2008.

Item 3 **News Release**

A press release was disseminated on June 11, 2008 through *Canada News Wire.*

Item 4 **Summary of Material Change**

Roca Mines Inc. is announcing a production update at its MAX Molybdenum Mine.

Item 5 **Full Description of Material Change**

Please see press release of June 11, 2008.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

David Skerlec, Chief Financial Officer
Telephone Number: 604-684-2900, Ext #147

DATED at Vancouver, British Columbia, on June 11, 2008.

ROCA MINES INC.

By: *"David Skerlec"*

David J. Skerlec

Roca

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
June 11, 2008

ROK: TSX.V
#04-08

ROCA - MAX Molybdenum Mine Production Update

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") provides the following update on operations and development activities at the MAX Molybdenum Project near Revelstoke, British Columbia.

Summary

- Production of molybdenum (contained in concentrate) for the months of April and May, 2008 was 125,243 lbs and 150,502 lbs, respectively;
- Average mine diluted head grades for April and May, 2008 were 0.712% Mo and 0.732% Mo, respectively, approximately 70% of target;
- Power generation issues impacted production capabilities during the months of April and May, 2008 resulting in overall throughput of approximately 60% of target;
- Throughput and head grades are improving and anticipated to meet monthly production targets of 300,000 lbs molybdenum by the end of June and 600,000 lbs by fall of 2008;
- Breakthrough of the #2 Adit, a key component to the Phase II development of the mine was achieved in May, 2008.

Production Statistics

The following table provides a summary of production statistics for the months of April and May, 2008;

MAX Molybdenum Mine	**April 2008**	**May 2008**
Molybdenum produced	125,243 lbs	150,502 lbs
Average head grade	0.712% Mo (1.19% MoS2)	0.732% Mo (1.22% MoS2)
Molybdenum Recovery	93.8%	94.3%
Mill availability	74%	82%
Target throughput	500 tonnes/day	500 tonnes/day
Average daily throughput	300 tonnes (60% of target)	335 tonnes (67% of target)

While mine and mill performance are steadily improving, production goals were not reached during April and May, 2008. Milling and mining throughput were impacted by power generation issues caused by electronic controls on the three primary gensets. The Company is making alterations to these controls to reduce future downtime. Equipment in the mill has also required repair during the period but is now remedied and continuous mill throughput rates are expected to be met by the end of June.

Ore production for the months of April and May came primarily from the uppermost stopes in the mine plan. Initial stope design was based on drilling and modeling of the high-grade zone without the aid of underground exposures to assess geological controls on the mineralization. As a result, head grades were diluted during the period due to larger volumes being mined from these stopes. The Company

anticipates that head grades will improve as geological experience with the system is gained through mapping and as an established grade control program aims to minimize dilution.

Management is encouraged by the mine's ability to achieve targeted daily molybdenum production rates when all operations were functioning as planned. Improvement of the operation's ability to achieve the targeted throughput rates and head grade on a continuous basis remains a priority with targeted monthly production rates of 300,000 lbs by the end of June and 600,000 lbs by fall 2008 being anticipated.

Phase II Expansion and Development

Adit #2 development was completed in early May 2008, and work is underway to establish an upgraded ventilation system for the mine. Once connected, the underground mine will be capable of achieving its Phase II ventilation requirements.

The Company is constructing foundations in preparation for a new mill base for its third ball mill. The installation of this mill will allow for greater production flexibility and will provide for a nominal capacity of at least 1,000 tonnes per day. The new equipment is to be commissioned by the fall of 2008. A concentrate drying system is now substantially installed and, once operational, will assist in controlling moisture content in the molybdenite concentrates produced.

The permitted Phase I mine plan for MAX will focus on the deposit's high-grade zone containing 280,000 measured and indicated tonnes grading 1.95% $MoS2$ (refer to T.N. Macauley's 43-101 compliant technical report dated September 2004 available via SEDAR). Molybdenum oxide currently trades in the US$33-34/lb. range.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
ROCA - MAX Molybdenum Mine Production Update

RECEIVED
2008 SEP -2 P 1:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ROK: TSX.V
No. 04-08

VANCOUVER, June 11 /CNW/ - Roca Mines Inc. (ROK: TSX-V) ("Roca" or "the Company") provides the following update on operations and development activities at the MAX Molybdenum Project near Revelstoke, British Columbia.

<<

Summary

- Production of molybdenum (contained in concentrate) for the months of April and May, 2008 was 125,243 lbs and 150,502 lbs, respectively;

- Average mine diluted head grades for April and May, 2008 were 0.712% Mo and 0.732% Mo, respectively, approximately 70% of target;

- Power generation issues impacted production capabilities during the months of April and May, 2008 resulting in overall throughput of approximately 60% of target;

- Throughput and head grades are improving and anticipated to meet monthly production targets of 300,000 lbs molybdenum by the end of June and 600,000 lbs by fall of 2008;

- Breakthrough of the No. 2 Adit, a key component to the Phase II development of the mine was achieved in May, 2008.

Production Statistics

The following table provides a summary of production statistics for the months of April and May, 2008;

MAX Molybdenum Mine	April 2008	May 2008
Molybdenum produced	125,243 lbs	150,502 lbs
Average head grade	0.712% Mo (1.19% MoS2)	0.732% Mo (1.22% MoS2)
Molybdenum Recovery	93.8%	94.3%
Mill availability	74%	82%
Target throughput	500 tonnes/day	500 tonnes/day
Average daily throughput	300 tonnes (60% of target)	335 tonnes (67% of target)

>>

While mine and mill performance are steadily improving, production goals were not reached during April and May, 2008. Milling and mining throughput were impacted by power generation issues caused by electronic controls on the three primary gensets. The Company is making alterations to these controls to reduce future downtime. Equipment in the mill has also required repair during the period but is now remedied and continuous mill throughput rates are expected to be met by the end of June.

Ore production for the months of April and May came primarily from the

uppermost stopes in the mine plan. Initial stope design was based on drilling and modeling of the high-grade zone without the aid of underground exposures to assess geological controls on the mineralization. As a result, head grades were diluted during the period due to larger volumes being mined from these stopes. The Company anticipates that head grades will improve as geological experience with the system is gained through mapping and as an established grade control program aims to minimize dilution.

Management is encouraged by the mine's ability to achieve targeted daily molybdenum production rates when all operations were functioning as planned. Improvement of the operation's ability to achieve the targeted throughput rates and head grade on a continuous basis remains a priority with targeted monthly production rates of 300,000 lbs by the end of June and 600,000 lbs by fall 2008 being anticipated.

Phase II Expansion and Development

Adit No. 2 development was completed in early May 2008, and work is underway to establish an upgraded ventilation system for the mine. Once connected, the underground mine will be capable of achieving its Phase II ventilation requirements.

The Company is constructing foundations in preparation for a new mill base for its third ball mill. The installation of this mill will allow for greater production flexibility and will provide for a nominal capacity of at least 1,000 tonnes per day. The new equipment is to be commissioned by the fall of 2008. A concentrate drying system is now substantially installed and, once operational, will assist in controlling moisture content in the molybdenite concentrates produced.

The permitted Phase I mine plan for MAX will focus on the deposit's high-grade zone containing 280,000 measured and indicated tonnes grading 1.95% MoS_2 (refer to T.N. Macauley's 43-101 compliant technical report dated September 2004 available via SEDAR). Molybdenum oxide currently trades in the US$33-34/lb. range.

<<

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. - President & CEO

>>

%SEDAR: 00018660E

/For further information: Doug Fosbrooke, Investor Relations, Tel: (604) 684-2900, Fax: (604) 684-2902, Email: info(at)rocamines.com, Web: www.rocamines.com/
(ROK.)

CO: Roca Mines Inc.

CNW 18:18e 11-JUN-08

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
ROCA - MAX Property Exploration Update

ROK: TSX.V
No. 05-08

VANCOUVER, June 12 /CNW/ - Roca Mines Inc. (ROK: TSX-V) ("Roca" or "the Company") provides the following update on exploration activities at the MAX Property near Revelstoke, British Columbia.

<<
Summary

- Underground drilling results confirm new feeder zone and refine deep targets;
- Geological interpretation highlights multi-phase intrusive events and large-scale intrusions at depth;
- Surface exploration drilling has commenced on a biogeochemical molybdenum anomaly near the MAX Mine Portal area;
- Surface drilling to be conducted on a large-scale tungsten zone identified previously by others and significantly expanded by Roca in 2006.

>>

Underground (2007) Final Drilling Results

Five diamond drill holes totaling approximately 4,800 m were completed in 2007 (see Company's News Release dated February 7, 2008). All holes were collared from a common underground drill station within the No.1 Adit, east of the deposit currently being mined. The Company has now received final assays for drill holes MX07-04 and -05.

Results from the five holes have identified extensions to known mineralization and indicate the potential for additional porphyry systems at depth. As previously reported, hole MX07-03 drilled at -65 degrees on Mine Section 8 below the eastern margin of the known resource, intersected a number of narrow, well mineralized zones, interpreted to represent sub-vertical feeders within a well recognized pre-, inter-, and post mineral structure known as the "Z" Fault zone.

The lower half of Hole MX07-03 (previously partially reported) and Hole MX07-04, oriented along the lower southwest margin of the MAX deposit were both variably mineralized over much of their lengths and will help to guide future exploration but are not considered significant at this time.

Hole MX07-05 oriented to test the area immediately adjacent on Mine Section 9, shows that the narrow feeders coalesce into a larger cohesive mineralized zone, open to depth and open laterally. This new zone extends some 200 m below the boundary of the known MAX resource and will be a focus of further underground exploration drilling in the future.

Core sampling of Drill Hole MX07-05 returned the following selected assay results;

<<

Drill Hole No.	From (m)	To (m)	Interval (m)	Mo (%)	MoS(2) (%)
MX07-05	136.0	307.0	171.0	0.104	0.17
Including	136.0	139.0	3.0	0.491	0.82
Including	207.0	211.5	4.5	0.286	0.48

Including	238.5	263.0	24.5	0.389	0.65
	327.0	367.5	40.5	0.126	0.21
Including	357.0	367.5	10.5	0.329	0.55

Relative to the trend of the MAX Mine HG production zone, the true width of the drill intervals is estimated to be 30% of the intervals shown above.
>>

Roca's underground exploration drilling has thus far intersected strong hydrothermal alteration, indications of several intrusive phases, and significant multiple episodes of mineralization below the MAX deposit.

Detailed petrographic studies by previous workers also concluded that there are at least four intrusive pulses, and a highly repetitive mineralizing event at MAX. The size of the inferred system is also significant. It is estimated that a pluton at depth could have a diameter of roughly 1,000 m, based on the width of the contact metamorphic aureole on surface, whereas the intrusion at the centre of the deposit is roughly 200 m in diameter. This suggests that the known deposit may have other zones and/or other deposits that are not yet discovered.

Indications of a larger intrusion at depth, significant molybdenite intercepts in Holes MX07-03 and -05, as well as a repetitive mineralizing event provide compelling evidence for additional porphyry mineralization below the MAX deposit. Additional exploration drilling will be collared from new locations within the mine workings in the future.

Sampling and logging of the drill holes was conducted under the supervision of David Melling, P.Geo., a qualified person as defined by NI43- 101. The sampling program included quality control procedures, in addition to internal quality control at the assay laboratory, ACME Analytical of Vancouver, BC an ISO 9001:2000 accredited laboratory.

Surface Exploration Drilling of Molybdenum and Tungsten Targets Commences

Roca has mobilized a diamond drill to the MAX project to commence exploration drilling on two primary surface targets on the MAX Property. The targets are in close proximity to the MAX Molybdenum Mine but represent potentially separate mineralized zones, including;

1. A newly discovered surface molybdenum biogeochemical anomaly (150 m X 350 m) centered approximately 500m west of the MAX mine portal area was identified during a survey conducted by the Geological Survey of Canada's (GSC) Targeted Geoscience Initiative - 3 (TGI-3) in late 2007. This anomaly was not previously identified because it lies beyond the historical limits of a soil geochemical sampling grid, and in an area of no previous drilling. The biogeochemical survey also identified the surface expression of the MAX deposit itself, providing confirmation of the potential success of this targeting technique. An additional geochemical anomaly was discovered approximately 350m southeast of the MAX deposit and a soil sampling grid will be established at that location this summer.

2. The Ridge and Upper Ridge Tungsten zones located approximately 1.2 km southwest of the MAX mine portal area were most recently explored by others in 1979, including a total of three diamond drill holes. Of interest, drill hole 79-13 intersected 56 feet (17.3 m) of 0.395% scheelite (WO_3) (see Company's news release dated December 12, 2006). The tungsten area was significantly expanded by Roca in 2006 when the Company's prospectors discovered scheelite mineralization southeast of the Ridge Zone and hosted in low-sulphide, garnet-rich skarn boulders and outcrop. With the addition of the Upper Ridge Zone, the strike length of tungsten mineralization as indicated by all of the

outcrop sampled to date and encompassing all zones now totals 1,450 m in length and extends over a vertical range of 600 m. Roca's initial drill program will test the size and potential of this large mineralized and near-surface zone.

Tungsten is an essential metal, noted for its hardness and high-melting point. It is used primarily in cemented carbide and high-speed steel tools for the construction and mining industries and for general wear protection of steel alloys. Like molybdenum, tungsten metal and concentrates are currently trading at or near record high prices.

Mr. Scott Broughton, P.Eng. is the Qualified Person responsible for the preparation of this news release.

<<

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. - President & CEO

>>

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00018660E

/For further information: Doug Fosbrooke, Investor Relations, Tel: (604) 684-2900, Fax: (604) 684-2902, Email: info(at)Rocamines.com, Web: www.Rocamines.com/

(ROK.)

CO: Roca Mines Inc.

CNW 21:25e 12-JUN-08

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

<u>**For immediate release**</u>
June 12, 2008

ROK: TSX.V
#05-08

ROCA - MAX Property Exploration Update

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") provides the following update on exploration activities at the MAX Property near Revelstoke, British Columbia.

Summary

- Underground drilling results confirm new feeder zone and refine deep targets;
- Geological interpretation highlights multi-phase intrusive events and large-scale intrusions at depth;
- Surface exploration drilling has commenced on a biogeochemical molybdenum anomaly near the MAX Mine Portal area;
- Surface drilling to be conducted on a large-scale tungsten zone identified previously by others and significantly expanded by Roca in 2006.

Underground (2007) Final Drilling Results

Five diamond drill holes totaling approximately 4,800 m were completed in 2007 (see Company's News Release dated February 7, 2008). All holes were collared from a common underground drill station within the No.1 Adit, east of the deposit currently being mined. The Company has now received final assays for drill holes MX07-04 and -05.

Results from the five holes have identified extensions to known mineralization and indicate the potential for additional porphyry systems at depth. As previously reported, hole MX07-03 drilled at -65 degrees on Mine Section 8 below the eastern margin of the known resource, intersected a number of narrow, well mineralized zones, interpreted to represent sub-vertical feeders within a well recognized pre-, inter-, and post mineral structure known as the "Z" Fault zone.

The lower half of Hole MX07-03 (previously partially reported) and Hole MX07-04, oriented along the lower southwest margin of the MAX deposit were both variably mineralized over much of their lengths and will help to guide future exploration but are not considered significant at this time.

Hole MX07-05 oriented to test the area immediately adjacent on Mine Section 9, shows that the narrow feeders coalesce into a larger cohesive mineralized zone, open to depth and open laterally. This new zone extends some 200 m below the boundary of the known MAX resource and will be a focus of further underground exploration drilling in the future.

Core sampling of Drill Hole MX07-05 returned the following selected assay results;

Drill Hole #	From (m)	To (m)	Interval (m)	Mo (%)	MoS_2 (%)
MX07-05	136.0	307.0	171.0	0.104	0.17
Including	136.0	139.0	3.0	0.491	0.82
Including	207.0	211.5	4.5	0.286	0.48
Including	238.5	263.0	24.5	0.389	0.65
	327.0	367.5	40.5	0.126	0.21
Including	357.0	367.5	10.5	0.329	0.55

Relative to the trend of the MAX Mine HG production zone, the true width of the drill intervals is estimated to be 30% of the intervals shown above.

Roca's underground exploration drilling has thus far intersected strong hydrothermal alteration, indications of several intrusive phases, and significant multiple episodes of mineralization below the MAX deposit.

Detailed petrographic studies by previous workers also concluded that there are at least four intrusive pulses, and a highly repetitive mineralizing event at MAX. The size of the inferred system is also significant. It is estimated that a pluton at depth could have a diameter of roughly 1,000 m, based on the width of the contact metamorphic aureole on surface, whereas the intrusion at the centre of the deposit is roughly 200 m in diameter. This suggests that the known deposit may have other zones and/or other deposits that are not yet discovered.

Indications of a larger intrusion at depth, significant molybdenite intercepts in Holes MX07-03 and -05, as well as a repetitive mineralizing event provide compelling evidence for additional porphyry mineralization below the MAX deposit. Additional exploration drilling will be collared from new locations within the mine workings in the future.

Sampling and logging of the drill holes was conducted under the supervision of David Melling, P.Geo., a qualified person as defined by NI43-101. The sampling program included quality control procedures, in addition to internal quality control at the assay laboratory, ACME Analytical of Vancouver, BC an ISO 9001:2000 accredited laboratory.

Surface Exploration Drilling of Molybdenum and Tungsten Targets Commences

Roca has mobilized a diamond drill to the MAX project to commence exploration drilling on two primary surface targets on the MAX Property. The targets are in close proximity to the MAX Molybdenum Mine but represent potentially separate mineralized zones, including;

1. A newly discovered surface molybdenum biogeochemical anomaly (150 m X 350 m) centered approximately 500m west of the MAX mine portal area was identified during a survey conducted by the Geological Survey of Canada's (GSC) Targeted Geoscience Initiative – 3 (TGI-3) in late 2007. This anomaly was not previously identified because it lies beyond the historical limits of a soil geochemical sampling grid, and in an area of no previous drilling. The biogeochemical survey also identified the surface expression of the MAX deposit itself, providing confirmation of the potential success of this targeting technique. An additional geochemical anomaly was discovered approximately 350m southeast of the MAX deposit and a soil sampling grid will be established at that location this summer.

2. The Ridge and Upper Ridge Tungsten zones located approximately 1.2 km southwest of the MAX mine portal area were most recently explored by others in 1979, including a total of three diamond drill holes. Of interest, drill hole 79-13 intersected 56 feet (17.3 m) of 0.395% scheelite (WO_3) (see Company's news release dated December 12, 2006). The tungsten area was significantly expanded by Roca in 2006 when the Company's prospectors discovered scheelite mineralization southeast of the Ridge Zone and hosted in low-sulphide, garnet-rich skarn boulders and outcrop. With the addition of the Upper Ridge Zone, the strike length of tungsten mineralization as indicated by all of the outcrop sampled to date and encompassing all zones now totals 1,450 m in length and extends over a vertical range of 600 m. Roca's initial drill program will test the size and potential of this large mineralized and near-surface zone.

Tungsten is an essential metal, noted for its hardness and high-melting point. It is used primarily in cemented carbide and high-speed steel tools for the construction and mining industries and for general wear protection of steel alloys. Like molybdenum, tungsten metal and concentrates are currently trading at or near record high prices.

Mr. Scott Broughton, P.Eng. is the Qualified Person responsible for the preparation of this news release.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@Rocamines.com
Web: www.Rocamines.com

FORM 51-102F3
(Previously Form 53-901.F)
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, B.C.
V6B 5L1
(the "Company")

Telephone Number: (604) 684-2900

Item 2 Date of Material Change

June 12, 2008.

Item 3 News Release

A press release was disseminated on June 12, 2008 through *Canada News Wire.*

Item 4 Summary of Material Change

Roca Mines Inc. is announcing certain exploration results from 2007 and plans for 2008 exploration at its MAX Molybdenum Mine.

Item 5 Full Description of Material Change

Please see press release of June 12, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

David Skerlec, Chief Financial Officer
Telephone Number: 604-684-2900, Ext #147

DATED at Vancouver, British Columbia, on June 13, 2008.

ROCA MINES INC.

By: *"David Skerlec"*

David J. Skerlec

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

<u>For immediate release</u>
June 12, 2008

ROK: TSX.V
#05-08

ROCA - MAX Property Exploration Update

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") provides the following update on exploration activities at the MAX Property near Revelstoke, British Columbia.

Summary

- Underground drilling results confirm new feeder zone and refine deep targets;
- Geological interpretation highlights multi-phase intrusive events and large-scale intrusions at depth;
- Surface exploration drilling has commenced on a biogeochemical molybdenum anomaly near the MAX Mine Portal area;
- Surface drilling to be conducted on a large-scale tungsten zone identified previously by others and significantly expanded by Roca in 2006.

Underground (2007) Final Drilling Results

Five diamond drill holes totaling approximately 4,800 m were completed in 2007 (see Company's News Release dated February 7, 2008). All holes were collared from a common underground drill station within the No.1 Adit, east of the deposit currently being mined. The Company has now received final assays for drill holes MX07-04 and -05.

Results from the five holes have identified extensions to known mineralization and indicate the potential for additional porphyry systems at depth. As previously reported, hole MX07-03 drilled at -65 degrees on Mine Section 8 below the eastern margin of the known resource, intersected a number of narrow, well mineralized zones, interpreted to represent sub-vertical feeders within a well recognized pre-, inter-, and post mineral structure known as the "Z" Fault zone.

The lower half of Hole MX07-03 (previously partially reported) and Hole MX07-04, oriented along the lower southwest margin of the MAX deposit were both variably mineralized over much of their lengths and will help to guide future exploration but are not considered significant at this time.

Hole MX07-05 oriented to test the area immediately adjacent on Mine Section 9, shows that the narrow feeders coalesce into a larger cohesive mineralized zone, open to depth and open laterally. This new zone extends some 200 m below the boundary of the known MAX resource and will be a focus of further underground exploration drilling in the future.

Core sampling of Drill Hole MX07-05 returned the following selected assay results;

Drill Hole #	From (m)	To (m)	Interval (m)	Mo (%)	MoS_2 (%)
MX07-05	136.0	307.0	171.0	0.104	0.17
Including	136.0	139.0	3.0	0.491	0.82
Including	207.0	211.5	4.5	0.286	0.48
Including	238.5	263.0	24.5	0.389	0.65
	327.0	367.5	40.5	0.126	0.21
Including	357.0	367.5	10.5	0.329	0.55

Relative to the trend of the MAX Mine HG production zone, the true width of the drill intervals is estimated to be 30% of the intervals shown above.

Roca's underground exploration drilling has thus far intersected strong hydrothermal alteration, indications of several intrusive phases, and significant multiple episodes of mineralization below the MAX deposit.

Detailed petrographic studies by previous workers also concluded that there are at least four intrusive pulses, and a highly repetitive mineralizing event at MAX. The size of the inferred system is also significant. It is estimated that a pluton at depth could have a diameter of roughly 1,000 m, based on the width of the contact metamorphic aureole on surface, whereas the intrusion at the centre of the deposit is roughly 200 m in diameter. This suggests that the known deposit may have other zones and/or other deposits that are not yet discovered.

Indications of a larger intrusion at depth, significant molybdenite intercepts in Holes MX07-03 and -05, as well as a repetitive mineralizing event provide compelling evidence for additional porphyry mineralization below the MAX deposit. Additional exploration drilling will be collared from new locations within the mine workings in the future.

Sampling and logging of the drill holes was conducted under the supervision of David Melling, P.Geo., a qualified person as defined by NI43-101. The sampling program included quality control procedures, in addition to internal quality control at the assay laboratory, ACME Analytical of Vancouver, BC an ISO 9001:2000 accredited laboratory.

Surface Exploration Drilling of Molybdenum and Tungsten Targets Commences

Roca has mobilized a diamond drill to the MAX project to commence exploration drilling on two primary surface targets on the MAX Property. The targets are in close proximity to the MAX Molybdenum Mine but represent potentially separate mineralized zones, including;

1. A newly discovered surface molybdenum biogeochemical anomaly (150 m X 350 m) centered approximately 500m west of the MAX mine portal area was identified during a survey conducted by the Geological Survey of Canada's (GSC) Targeted Geoscience Initiative – 3 (TGI-3) in late 2007. This anomaly was not previously identified because it lies beyond the historical limits of a soil geochemical sampling grid, and in an area of no previous drilling. The biogeochemical survey also identified the surface expression of the MAX deposit itself, providing confirmation of the potential success of this targeting technique. An additional geochemical anomaly was discovered approximately 350m southeast of the MAX deposit and a soil sampling grid will be established at that location this summer.

2. The Ridge and Upper Ridge Tungsten zones located approximately 1.2 km southwest of the MAX mine portal area were most recently explored by others in 1979, including a total of three diamond drill holes. Of interest, drill hole 79-13 intersected 56 feet (17.3 m) of 0.395% scheelite (WO_3) (see Company's news release dated December 12, 2006). The tungsten area was significantly expanded by Roca in 2006 when the Company's prospectors discovered scheelite mineralization southeast of the Ridge Zone and hosted in low-sulphide, garnet-rich skarn boulders and outcrop. With the addition of the Upper Ridge Zone, the strike length of tungsten mineralization as indicated by all of the outcrop sampled to date and encompassing all zones now totals 1,450 m in length and extends over a vertical range of 600 m. Roca's initial drill program will test the size and potential of this large mineralized and near-surface zone.

Tungsten is an essential metal, noted for its hardness and high-melting point. It is used primarily in cemented carbide and high-speed steel tools for the construction and mining industries and for general wear protection of steel alloys. Like molybdenum, tungsten metal and concentrates are currently trading at or near record high prices.

Mr. Scott Broughton, P.Eng. is the Qualified Person responsible for the preparation of this news release.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@Rocamines.com
Web: www.Rocamines.com

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
ROCA - Exploration Drilling Update

ROK: TSX.V

VANCOUVER, July 7 /CNW/ - Roca Mines Inc. (ROK: TSX-V) ("Roca" or "the Company") provides the following update on exploration activities at a number of its exploration projects in British Columbia.

Molybdenum and Tungsten Targets - MAX Project

An initial diamond drill program announced on June 12, 2008 has now been completed at both the North Molybdenum biogeochemical target and at the Ridge Tungsten Zone. Both of these targets are located at the Company's MAX project and are wholly located within the existing property. Drilling at the North molybdenum biogeochemical target consisted of a total of 732 metres in three holes and drilling at the Ridge Tungsten Zone consisted of a total of 1,170 metres in four holes. Sampling of all cores is complete and all samples are currently at the assay laboratory. Results will be announced when received and compiled.

Initial Exploration Drilling at the Lardeau Properties

An initial diamond drilling program has now commenced at the Company's Lardeau properties where six holes totaling approximately 2,000 metres will be cored. Targets at the Lardeau properties include molybdenum, tungsten, lead, zinc, copper, gold and silver.

Foremore Project Exploration Program Begins

Following the completion of drilling at the Lardeau Properties, the surface rig will be mobilized to the Company's Foremore Project located 45 km north of the Eskay Creek Mine and along the road-route to the Galore Creek Project. Foremore has several copper, lead, zinc, gold and silver targets and has been the focus of much past work by the Company. Preparatory fieldwork will commence on July 8, 2008 followed by magnetometer and induced polarization surveys at key target areas. An initial drill program to include up to 8,000m of coring is planned to commence on July 29, 2008.

<<

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. - President & CEO

>>

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00018660E

/For further information: Doug Fosbrooke, Investor Relations, Tel: (604) 684-2900, Fax: (604) 684-2902, Email: info(at)Rocamines.com, Web: www.Rocamines.com/
(ROK.)

CO: Roca Mines Inc.

CNW 19:38e 07-JUL-08

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release **ROK: TSX.V**
July 7, 2008 **#06-08**

ROCA - Exploration Drilling Update

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") provides the following update on exploration activities at a number of its exploration projects in British Columbia.

Molybdenum and Tungsten Targets - MAX Project
An initial diamond drill program announced on June 12, 2008 has now been completed at both the North Molybdenum biogeochemical target and at the Ridge Tungsten Zone. Both of these targets are located at the Company's MAX project and are wholly located within the existing property. Drilling at the North molybdenum biogeochemical target consisted of a total of 732 metres in three holes and drilling at the Ridge Tungsten Zone consisted of a total of 1,170 metres in four holes. Sampling of all cores is complete and all samples are currently at the assay laboratory. Results will be announced when received and compiled.

Initial Exploration Drilling at the Lardeau Properties
An initial diamond drilling program has now commenced at the Company's Lardeau properties where six holes totaling approximately 2,000 metres will be cored. Targets at the Lardeau properties include molybdenum, tungsten, lead, zinc, copper, gold and silver.

Foremore Project Exploration Program Begins
Following the completion of drilling at the Lardeau Properties, the surface rig will be mobilized to the Company's Foremore Project located 45 km north of the Eskay Creek Mine and along the road-route to the Galore Creek Project. Foremore has several copper, lead, zinc, gold and silver targets and has been the focus of much past work by the Company. Preparatory fieldwork will commence on July 8, 2008 followed by magnetometer and induced polarization surveys at key target areas. An initial drill program to include up to 8,000m of coring is planned to commence on July 29, 2008.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@Rocamines.com
Web: www.Rocamines.com

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
ROCA - Drilling Intersects Significant Tungsten Mineralization Above MAX Mine

ROK: TSX.V
No.07-08

VANCOUVER, July 29 /CNW/ - Roca Mines Inc. (ROK: TSX-V) ("Roca" or "the Company") reports that its recent surface diamond-drilling program conducted on the southern portion of the Ridge Tungsten Zone at the MAX project has intersected significant intervals and grades of tungsten mineralization. Combined with past work, the recent results suggest great potential for a new tungsten resource to be defined at MAX based on the exceptional continuity observed. The mineralization was intersected above and in close proximity to the producing MAX Mine. At their lowest point, the tungsten intervals are located approximately 650 metres (m) above the Main Haulage Adit level of the MAX Mine.

Roca's initial program was designed to test downdip continuity as well as for potential grade increase closer to the MAX intrusions. Each of the four drillholes successfully intersected tungsten mineralization occurring as scheelite in garnet diopside-rich skarn layers. In addition, grades appear to be increasing with depth as evident in Drillhole MM-08-07 which intersected 0.504% WO3 over 13.10m (estimated 12.5m true thickness) at a downhole depth of 167.80m.

Previous surface mapping and prospecting by ROCA extended the zone of scheelite/skarn mineralization over a strike length of 1,400m. Recent drilling took place on the southern portion of the area where three widely-spaced and shallow holes were drilled in 1979 (see Roca news release dated Dec 12, 2006). This recent drill program also discovered a new, lower mineralized skarn band, including; MM-08-05 which returned 0.593% WO(3) over 3.17m (estimated to be true thickness) at a depth of 220.62m.

The continuity of the mineralized zones indicated by drilling and the sizeable footprint of the mineralization on surface over substantial distances suggests the potential for a large-scale tungsten resource located immediately above the MAX Mine. Additional diamond drilling to assess the potential of a tungsten resource, obtain metallurgical samples in addition to possible near-term development with an underground raise are currently being planned. Existing infrastructure at the MAX Mine is well suited to the potential development of a tungsten resource.

Selected drill hole intercepts are tabulated below;

<<

MM-08-04	From (m)	To (m)	Width (m)	W %	WO(3)%
	4.50	6.93	2.43	0.107	0.135
	169.40	172.50	3.10	0.125	0.158
Including	171.22	172.50	1.28	0.211	0.267
	186.00	188.60	2.60	0.231	0.291
Including	187.60	188.40	0.80	0.562	0.709

MM-08-05	From (m)	To (m)	Width (m)	W %	WO(3)%
	4.10	12.22	8.12	0.121	0.153
	64.28	67.03	2.75	0.317	0.399
	208.05	216.76	8.71	0.403	0.508
Including	208.05	214.79	6.74	0.505	0.637
	220.62	223.79	3.17	0.471	0.593
Including	221.54	223.79	2.25	0.646	0.815

	315.42	316.28	0.86	0.429	0.541

MM-08-06	From (m)	To (m)	Width (m)	W %	WO(3)%
	187.25	188.33	1.08	0.339	0.427
	196.06	201.26	5.20	0.327	0.413
Including	196.40	201.26	4.86	0.348	0.439

MM-08-07	From (m)	To (m)	Width (m)	W %	WO(3)%
	167.80	180.90	13.10	0.400	0.504
Including	168.14	178.53	10.39	0.478	0.603
	185.41	188.96	3.55	0.330	0.416
Including	186.77	187.95	1.18	0.708	0.893

>>

Sampling and logging of the drill holes was conducted under the supervision of David Melling, P.Geo., a qualified person as defined by NI43- 101. The sampling program included quality control procedures, in addition to internal quality control at the assay laboratory, ACME Analytical of Vancouver, BC an ISO 9001:2000 accredited laboratory.

Scott Broughton, P.Eng. is the qualified person responsible for the preparation of this news release.

<<

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. - President & CEO

>>

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00018660E

/For further information: Doug Fosbrooke, Investor Relations, Tel: (604) 684-2900, Fax: (604) 684-2902, Email: info(at)Rocamines.com, Web: www.Rocamines.com/
(ROK.)

CO: Roca Mines Inc.

CNW 19:01e 29-JUL-08

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
July 29, 2008

ROK: TSX.V
#07-08

ROCA - Drilling Intersects Significant Tungsten Mineralization Above MAX Mine

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") reports that its recent surface diamond-drilling program conducted on the southern portion of the Ridge Tungsten Zone at the MAX project has intersected significant intervals and grades of tungsten mineralization. Combined with past work, the recent results suggest great potential for a new tungsten resource to be defined at MAX based on the exceptional continuity observed. The mineralization was intersected above and in close proximity to the producing MAX Mine. At their lowest point, the tungsten intervals are located approximately 650 metres (m) above the Main Haulage Adit level of the MAX Mine.

Roca's initial program was designed to test downdip continuity as well as for potential grade increase closer to the MAX intrusions. Each of the four drillholes successfully intersected tungsten mineralization occurring as scheelite in garnet diopside-rich skarn layers. In addition, grades appear to be increasing with depth as evident in Drillhole MM-08-07 which intersected 0.504% WO_3 over 13.10m (estimated 12.5m true thickness) at a downhole depth of 167.80m.

Previous surface mapping and prospecting by ROCA extended the zone of scheelite/skarn mineralization over a strike length of 1,400m. Recent drilling took place on the southern portion of the area where three widely-spaced and shallow holes were drilled in 1979 (see Roca news release dated Dec 12, 2006). This recent drill program also discovered a new, lower mineralized skarn band, including; MM-08-05 which returned 0.593% WO_3 over 3.17m (estimated to be true thickness) at a depth of 220.62m.

The continuity of the mineralized zones indicated by drilling and the sizeable footprint of the mineralization on surface over substantial distances suggests the potential for a large-scale tungsten resource located immediately above the MAX Mine. Additional diamond drilling to assess the potential of a tungsten resource, obtain metallurgical samples in addition to possible near-term development with an underground raise are currently being planned. Existing infrastructure at the MAX Mine is well suited to the potential development of a tungsten resource.

Selected drill hole intercepts are tabulated below;

MM-08-04	From (m)	To (m)	Width (m)	W %	WO_3%
	4.50	6.93	2.43	0.107	0.135
	169.40	172.50	3.10	0.125	0.158
Including	171.22	172.50	1.28	0.211	0.267
	186.00	188.60	2.60	0.231	0.291
Including	187.60	188.40	0.80	0.562	0.709

MM-08-05	From (m)	To (m)	Width (m)	W %	WO_3%
	4.10	12.22	8.12	0.121	0.153
	64.28	67.03	2.75	0.317	0.399
	208.05	216.76	8.71	0.403	0.508
Including	208.05	214.79	6.74	0.505	0.637
	220.62	223.79	3.17	0.471	0.593
Including	221.54	223.79	2.25	0.646	0.815
	315.42	316.28	0.86	0.429	0.541

MM-08-06	From (m)	To (m)	Width (m)	W %	WO_3%
	187.25	188.33	1.08	0.339	0.427
	196.06	201.26	5.20	0.327	0.413
Including	196.40	201.26	4.86	0.348	0.439

MM-08-07	From (m)	To (m)	Width (m)	W %	WO_3%
	167.80	180.90	13.10	0.400	0.504
Including	168.14	178.53	10.39	0.478	0.603
	185.41	188.96	3.55	0.330	0.416
Including	186.77	187.95	1.18	0.708	0.893

Sampling and logging of the drill holes was conducted under the supervision of David Melling, P.Geo., a qualified person as defined by NI43-101. The sampling program included quality control procedures, in addition to internal quality control at the assay laboratory, ACME Analytical of Vancouver, BC an ISO 9001:2000 accredited laboratory.

Scott Broughton, P.Eng. is the qualified person responsible for the preparation of this news release.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

FORM 51-102F3
(Previously Form 53-901.F)
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, B.C.
V6B 5L1
(the "Company")

Telephone Number: (604) 684-2900

Item 2 Date of Material Change

July 29, 2008.

Item 3 News Release

A press release was disseminated on July 29, 2008 through *Canada News Wire.*

Item 4 Summary of Material Change

Roca Mines Inc. is announcing certain exploration results initial drilling of tungsten on its MAX property

Item 5 Full Description of Material Change

Please see press release of July 29, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

David Skerlec, Chief Financial Officer
Telephone Number: 604-684-2900, Ext #147

DATED at Vancouver, British Columbia, on July 29, 2008.

ROCA MINES INC.

By: *"David Skerlec"*

David J. Skerlec

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release **ROK: TSX.V**
July 29, 2008 **#07-08**

ROCA - Drilling Intersects Significant Tungsten Mineralization Above MAX Mine

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") reports that its recent surface diamond-drilling program conducted on the southern portion of the Ridge Tungsten Zone at the MAX project has intersected significant intervals and grades of tungsten mineralization. Combined with past work, the recent results suggest great potential for a new tungsten resource to be defined at MAX based on the exceptional continuity observed. The mineralization was intersected above and in close proximity to the producing MAX Mine. At their lowest point, the tungsten intervals are located approximately 650 metres (m) above the Main Haulage Adit level of the MAX Mine.

Roca's initial program was designed to test downdip continuity as well as for potential grade increase closer to the MAX intrusions. Each of the four drillholes successfully intersected tungsten mineralization occurring as scheelite in garnet diopside-rich skarn layers. In addition, grades appear to be increasing with depth as evident in Drillhole MM-08-07 which intersected 0.504% WO_3 over 13.10m (estimated 12.5m true thickness) at a downhole depth of 167.80m.

Previous surface mapping and prospecting by ROCA extended the zone of scheelite/skarn mineralization over a strike length of 1,400m. Recent drilling took place on the southern portion of the area where three widely-spaced and shallow holes were drilled in 1979 (see Roca news release dated Dec 12, 2006). This recent drill program also discovered a new, lower mineralized skarn band, including; MM-08-05 which returned 0.593% WO_3 over 3.17m (estimated to be true thickness) at a depth of 220.62m.

The continuity of the mineralized zones indicated by drilling and the sizeable footprint of the mineralization on surface over substantial distances suggests the potential for a large-scale tungsten resource located immediately above the MAX Mine. Additional diamond drilling to assess the potential of a tungsten resource, obtain metallurgical samples in addition to possible near-term development with an underground raise are currently being planned. Existing infrastructure at the MAX Mine is well suited to the potential development of a tungsten resource.

Selected drill hole intercepts are tabulated below;

MM-08-04	From (m)	To (m)	Width (m)	W %	WO_3%
	4.50	6.93	2.43	0.107	0.135
	169.40	172.50	3.10	0.125	0.158
Including	171.22	172.50	1.28	0.211	0.267
	186.00	188.60	2.60	0.231	0.291
Including	187.60	188.40	0.80	0.562	0.709

MM-08-05	From (m)	To (m)	Width (m)	W %	WO_3%
	4.10	12.22	8.12	0.121	0.153
	64.28	67.03	2.75	0.317	0.399
	208.05	216.76	8.71	0.403	0.508
Including	208.05	214.79	6.74	0.505	0.637
	220.62	223.79	3.17	0.471	0.593
Including	221.54	223.79	2.25	0.646	0.815
	315.42	316.28	0.86	0.429	0.541

MM-08-06	From (m)	To (m)	Width (m)	W %	WO_3%
	187.25	188.33	1.08	0.339	0.427
	196.06	201.26	5.20	0.327	0.413
Including	196.40	201.26	4.86	0.348	0.439

MM-08-07	From (m)	To (m)	Width (m)	W %	WO_3%
	167.80	180.90	13.10	0.400	0.504
Including	168.14	178.53	10.39	0.478	0.603
	185.41	188.96	3.55	0.330	0.416
Including	186.77	187.95	1.18	0.708	0.893

Sampling and logging of the drill holes was conducted under the supervision of David Melling, P.Geo., a qualified person as defined by NI43-101. The sampling program included quality control procedures, in addition to internal quality control at the assay laboratory, ACME Analytical of Vancouver, BC an ISO 9001:2000 accredited laboratory.

Scott Broughton, P.Eng. is the qualified person responsible for the preparation of this news release.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

ROCA MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2008 and 2007

(Expressed in Canadian Funds)

Prepared by Management Without Audit

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended May 31, 2008.

Roca Mines Inc.
Consolidated Balance Sheets

Canadian Funds
Unaudited

ASSETS		As at May 31, 2008		As at August 31, 2007
Current				
Cash and cash equivalents	$	**155,960**	$	8,697,717
Receivables		**2,677,797**		1,199,096
Prepaid expenses and deposits		**496,629**		788,280
Marketable securities *(Note 3)*		**16,000**		-
Inventories *(Note 4)*		**790,795**		-
Future income tax asset		**123,225**		123,225
		4,260,406		10,808,318
Property, Plant and Equipment *(Note 5)*		**48,283,175**		36,685,872
Resource Property Costs *(Note 6)*		**6,242,335**		5,114,398
Reclamation Bonds *(Note 8)*		**767,900**		752,900
		55,293,410		42,553,170
	$	**59,553,816**	$	53,361,488
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**2,669,047**	$	2,293,693
Due to related parties *(Note 10e)*		**325,568**		51,369
		2,994,615		2,345,062
Asset Retirement and Mine Closure Obligations *(Note 9)*		**870,961**		870,961
		3,865,576		3,216,023
SHAREHOLDERS' EQUITY				
Share Capital *(Note 7)*		**47,220,919**		44,779,405
Contributed Surplus		**11,255,110**		7,782,856
Accumulated Other Comprehensive Income (Loss)		**(4,000)**		-
Deficit		**(2,783,789)**		(2,416,796)
		55,688,240		50,145,465
	$	**59,553,816**	$	53,361,488

Commitments *(Note 11)*
Subsequent Events *(Note 14)*

ON BEHALF OF THE BOARD:

"Scott Broughton", Scott E. Broughton, Director

"David Skerlec", David J. Skerlec, Director

- See Accompanying Notes to the Consolidated Financial Statements -

Roca Mines Inc.
Consolidated Statements of Income

Canadian Funds

Unaudited

	For the Three Months Ended		For the Nine Months Ended	
	May 31, 2008	May 31, 2007	**May 31, 2008**	May 31, 2007
Revenues	$ 6,275,767	$ -	$ 6,275,767	$ -
Cost of sales				
Operating expenses	(1,764,349)	-	(1,764,349)	-
Depletion and amortization	(2,624,755)	-	(2,624,755)	-
Mining income (loss)	1,886,663	-	1,886,663	-
Expenses				
General and administrative	(234,589)	(180,680)	(842,960)	(519,470)
Stock-based compensation	(36,382)	(24,584)	(1,417,457)	(1,103,543)
Earnings (loss) from operations	1,615,692	(205,264)	(373,754)	(1,623,013)
Other (income) expenses				
Loss (gain) on sale of marketable securities	(2,850)	-	(2,350)	(117,435)
Generative exploration costs	-	-	-	47,755
Exchange (gain) loss	116,183	-	112,237	-
Interest and other income	(14,487)	(47,092)	(116,648)	(83,538)
Earnings (loss) before taxes	1,516,846	(158,172)	(366,993)	(1,469,795)
Income tax (recovery) expense	-	-	-	-
Net earnings (loss)	$ 1,516,846	$ (158,172)	$ (366,993)	$ (1,469,795)
Net earnings (loss) per share - Basic and Diluted	$ 0.02	$ (0.01)	$ (0.01)	$ (0.02)
Weighted Average Number of Common Shares Outstanding	81,215,474	73,505,460	80,410,714	65,364,904

Roca Mines Inc.
Consolidated Statements of Comprehensive Income

Canadian Funds

Unaudited

	For the Three Months Ended		For the Nine Months Ended	
	May 31, 2008	May 31, 2007	**May 31, 2008**	May 31, 2007
Net earnings (loss)	$ 1,516,846	$ (158,172)	$ (366,993)	$ (1,469,795)
Unrealized gain (loss) on marketable securities	(4,000)	-	(4,000)	-
Comprehensive income (loss)	$ 1,512,846	$ (158,172)	$ (370,993)	$ (1,469,795)

- See Accompanying Notes to the Consolidated Financial Statements -

Roca Mines Inc.
Consolidated Statements of Cash Flows

Canadian Funds
Unaudited

	For the Three Months Ended		For the Nine Months Ended	
	May 31, 2008	May 31, 2007	**May 31, 2008**	May 31, 2007
Operating Activities				
Net earnings (loss) for the period	$ 1,516,846	$ (158,172)	$ (366,993)	$ (1,469,795)
Items not affected by cash:				
Stock-based compensation	36,382	24,585	1,417,457	1,103,543
Depletion and amortization	2,614,816	4,433	2,624,755	11,823
Loss (gain) on marketable securities	(2,850)	-	(2,350)	(117,435)
Exchange gain (loss)	116,183	-	112,237	-
Changes in non-cash working capital:				
Receivables	(1,496,009)	(327,058)	(1,590,938)	(391,983)
Inventories	(511,911)	-	(511,911)	-
Prepaid expenses and deposits	(63,436)	(401,923)	(39,710)	(457,632)
Accounts payable and accruals	22,688	269,740	144,436	572,203
	2,232,709	(588,395)	1,786,983	(749,276)
Investing Activities				
Purchase of property, plant and equipment - *net of recoveries*	(3,598,496)	(11,916)	(11,703,976)	(19,697)
Resource property costs	(314,367)	(6,114,226)	(1,109,516)	(17,873,650)
Reclamation bonds posted	(15,000)	-	(15,000)	-
Deposits on contracts	(186,455)	(155,000)	331,361	(65,000)
Proceeds on marketable securities	22,850	-	42,350	193,135
	(4,091,468)	(6,281,142)	(12,454,781)	(17,765,212)
Financing Activities				
Share issuance proceeds	1,822,191	10,679,014	2,126,041	20,469,098
Share issuance costs	-	(980,500)	-	(1,517,215)
	1,822,191	9,698,514	2,126,041	18,951,883
Net increase (decrease) in cash and cash equivalents	(36,568)	2,828,977	8,541,757	437,395
Cash and cash equivalents - Beginning of Period	192,528	2,518,354	8,697,717	4,909,936
Cash and cash equivalents - End of Period	$ 155,960	$ 5,347,331	$ 155,960	$ 5,347,331
Supplemental Schedule of non-cash Transactions				
Stock-based compensation recorded in property, plant and equipment	$ -	$ -	$ 2,370,270	$ -
Stock-based compensation recorded in resource property costs	$ -	$ -	$ -	$ 1,143,496
Property, plant and equipment expenditures included in payables	$ (1,271,312)	$ -	$ 426,696	$ -
Exploration expenditures included in accounts payable	$ (208,678)	$ 567,137	$ 72,421	$ 429,512
Shares issued for property	$ -	$ 162,600	$ -	$ 350,850
Shares received for property	$ -	$ -	$ (60,000)	$ (51,000)
Fair value of Agent's warrants issued	$ -	$ -	$ -	$ 4,667

- See Accompanying Notes to the Consolidated Financial Statements -

Roca Mines Inc.
Consolidated Statements of Shareholders' Equity and Deficit

Canadian Funds, except share amounts.
Unaudited

	Nine Months Ended May 31, 2008 Number of Shares		Year Ended August 31, 2007 Number of Shares	
Share capital *(Note 7)*				
Balance at beginning of period	79,569,910	$ 44,779,405	59,270,430	$ 17,004,359
Issued for cash				
Private Placements	-	-	18,058,478	28,645,124
Exercise of options	1,203,000	331,850	1,175,000	432,250
Exercise of warrants	797,418	1,794,191	871,002	368,068
Issued for SeaGold project	-	-	75,000	98,250
Issued for Bonanza project	-	-	30,000	63,150
Issued for Ellesmere project	-	-	30,000	63,150
Issued for Farside project	-	-	30,000	63,150
Issued for Tin City project	-	-	30,000	63,150
Fair value of options exercised	-	145,040	-	300,916
Fair value of warrants exercised	-	183,822	-	42,337
Share issuance costs	-	(13,389)	-	(2,309,390)
Future income tax	-	-	-	(55,109)
Balance at end of period	81,570,328	47,220,919	79,569,910	44,779,405
Contributed surplus				
Balance at beginning of period		7,782,856		763,946
Fair value stock-based compensation		3,787,727		2,260,790
Fair value of warrants issued		-		5,312,006
Fair value of agent warrants issued		-		217,731
Warrant issuance costs		-		(428,364)
Issuance costs for warrants exercised		13,389		-
Fair value of options exercised		(145,040)		(300,916)
Fair value of warrants exercised		(183,822)		(42,337)
Balance at end of period		11,255,110		7,782,856
Accumulated other comprehensive income				
Balance at beginning of period		-		-
Unrealized gain (loss) on marketable securities		(4,000)		-
Balance at end of period		(4,000)		-
Deficit				
Balance at beginning of period		(2,416,796)		(1,578,767)
Net earnings (loss) for the period		(366,993)		(838,029)
Balance at end of period		(2,783,789)		(2,416,796)
TOTAL SHAREHOLDERS' EQUITY	81,570,328	$ 55,688,240	79,569,910	$ 50,145,465

- See Accompanying Notes to the Consolidated Financial Statements -

1. Nature of Operations

The Company was incorporated on June 19, 2001 as 629645 BC Ltd. and changed its name to Roca Mines Inc. on April 29, 2002.

The Company engages principally in the acquisition, exploration and development of resource properties. The Company's wholly-owned subsidiary, FortyTwo Metals Inc. commenced commissioning the mine and mill facilities at the MAX Molybdenum Project in November 2007 and declared commercial production as of April 12, 2008.

The recovery of the Company's investment in its resource properties is dependent upon the discovery, development and sale of metal bearing concentrates and the ability to raise sufficient capital to finance these operations. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

2. Significant Accounting Policies

a) Basis of Preparation

These interim unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited consolidated financial statements except as noted. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company's audited consolidated financial statements for the year ended August 31, 2007.

These financial statements are presented on a consolidated basis. The Company's wholly-owned subsidiary, FortyTwo Metals Inc., was incorporated in British Columbia on February 3, 2005 and serves as the operating subsidiary for the MAX Molybdenum Mine.

b) Changes in accounting policies

Effective September 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

i) Section 1506, *Accounting Changes* requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

ii) Section 3855, *Financial Instruments – Recognition and Measurement* prescribes when a financial asset, financial liability and non-financial derivative is to be recognized on the Balance Sheet and whether fair value or cost-based measures should be used. It also specifies how financial instruments gains or losses should be presented.

2. Significant Accounting Policies - *Continued*

Under this new standard, all financial assets are classified as held-for-trading, available-for-sale, held-to-maturity or loans and receivables and all financial liabilities are classified as held-for-trading or other financial liabilities. Financial instruments classified as held-for-trading or available-for-sale are measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are measured at amortized cost using the effective interest rate method. Derivative financial instruments must be measured at fair value with changes in fair value recorded in net earnings.

The Company has designated its financial instruments as follows:

- Cash and cash equivalents, marketable securities and reclamation bond amounts are classified as *"Available-for-Sale* and recorded at fair value with changes in fair value recorded in comprehensive income;
- Receivables including B.C. exploration tax credit receivables are classified as *"Loans and Receivables"*. These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and
- Accounts payable, accrued liabilities and due to related parties are classified as *"Other Financial Liabilities"*. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

As a result of adopting this new standard, the Company has recorded an unrecognized loss on marketable securities of $4,000 for the nine months ended May 31, 2008.

iii) Section 1530, *Comprehensive Income,* introduces a new financial statement "Statement of Comprehensive Income (loss)" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. As a result of adopting this new standard, the Company has recorded an accumulated comprehensive loss of $4,000 at May 31, 2008.

iv) Section 3865, *Hedges* specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company's results for the period ending May 31, 2008, since the Company does not use hedge accounting.

Effective September 1, 2007, the Company adopted the following new accounting policy:

Commercial Production

Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved on average for at least a 10 day period. The Company determines commencement of commercial production based on the following factors:

(i) 75% of Phase I designed plant/mill capacity of 500 tpd is achieved;

(ii) 75% of Phase I designed mining grade of 1.70% molybdenite ("MoS_2") is achieved; and

(iii) MoS_2 recovery of at least 75% of designed 87% recovery is achieved.

The Company achieved its commercial production targets as of April 12, 2008 and first recorded revenues and cost of sales in the third quarter ended May 31, 2008.

2. Significant Accounting Policies - *Continued*

c) Accounting Developments

The CICA has issued various new standards which may affect the financial disclosures and results of operations of the Company.

i) Section 1400, *General Standards of Financial Statement Presentation - Going Concern* requires management to assess an entity's ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity's ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The company will adopt the requirements of this new standard commencing in the interim period beginning September 1, 2008 and is currently assessing the impact this will have on the Company's financial statements.

ii) Section 1535, *Capital Disclosures,* establishes standards for disclosing information about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital. The company will adopt the requirements of this new standard commencing in the interim period beginning September 1, 2008 and is currently assessing the impact this will have on the Company's financial statements.

iii) Section 3031, *Inventories,* prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The company will adopt the requirements of this new standard commencing in the interim period beginning September 1, 2008 and is currently assessing the impact this will have on the Company's financial statements.

iv) Sections 3862 and 3863 – *Financial Instruments - Disclosures,* requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. The company will adopt users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the the requirements of this new standard commencing in the interim period beginning September 1, 2008 and is currently assessing the impact this will have on the Company's financial statements.

v) Section 3064 – *Goodwill and Intangible Assets* replaces sections 3062 and 3450 and establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The company will adopt the requirements of this new standard commencing in the interim period beginning September 1, 2009 and is currently assessing the impact this will have on the Company's financial statements.

d) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB's strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Marketable Securities

Marketable securities consist of 50,000 (2007 – Nil) common shares of Romios Gold Resources Inc. ("Romios") at a recorded market value of $16,000 (2007 - $Nil) on May 31, 2008.

4. Inventories

Details are as follows:

		As at May 31, 2008
Consumable parts and supplies	$	**93,963**
Product inventory		**558,919**
Ore in Process		**137,913**
Total	$	**790,795**

5. Property, Plant and Equipment

Details are as follows:

		Cost		Accumulated Amortization and Depletion		May 31, 2008 Net Book Value
Development costs	$	21,411,807	$	1,969,421	**$**	**19,442,386**
Plant and equipment		17,874,067		947,214		**16,926,853**
Buildings and support facilities		5,400,396		96,203		**5,304,193**
Construction in progress		4,892,703		-		**4,892,703**
Acquisition – MAX property		917,226		49,547		**867,679**
Asset retirement costs (*Note 9*)		849,361		-		**849,361**
	$	51,345,560	$	3,062,385	**$**	**48,283,175**

During the nine months ended May 31, 2008, $36,649,675 in acquisition, exploration and deferred development costs related to the MAX Molybdenum Project were reclassified from *Resource Property Costs*, to *Property, Plant and Equipment*. Pre-production costs associated with the Phase I production schedule at the MAX Molybdenum Mine totalling $56,775,120 have been capitalized and concentrate sales proceeds of $10,322,263 to April 12, 2008 recorded as a reduction to development costs. Net pre-production costs will be amortized on a unit of production basis over the Company's Phase I mine plan. Costs associated with the Company's Phase II expansion plans (construction in progress) will be capitalized until those assets are available for use.

6. Resource Property Costs

Details are as follows:

	Acquisition	Deferred Exploration & Development	**Total May 31, 2008**	Total August 31, 2007
MAX Molybdenum Project	$ -	$ 994,467	**$ 994,467**	$ 408,514
Foremore VMS-Gold Project	452,094	4,113,632	**4,565,726**	4,173,685
SeaGold Project	(100,250)	19,109	**(81,141)**	53,859
Other	511,279	252,004	**763,283**	478,340
	$ 863,123	$ 5,379,212	**$ 6,242,335**	$ 5,114,398

a) **MAX Molybdenum Project, Revelstoke Mining Division, B.C., Canada**

The Company holds a 100% interest in certain properties, known as the MAX Molybdenum Project located in the Revelstoke Mining Division, B.C. The MAX Project is subject to a 2.5% Net Smelter Return ("NSR"). The Company may purchase, at any time, up to 60% of the NSR by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). The Company has also acquired a 100% interest in certain crown grants, mining leases and mineral claims contiguous to the core MAX Molybdenum Project mineral claims. The Company granted a 2.5% NSR on the contiguous property, reducible to 1% upon payment of $2,000,000 at any time prior to commencement of commercial production. The Company must also issue 200,000 shares if it commences commercial production from any part of the contiguous property.

b) **FOREMORE VMS-Gold Project, Liard Mining Division, B.C., Canada**

The Company holds a 100% interest in certain properties, known as the Foremore Project located in the Liard Mining Division, B.C. The Foremore Project is subject to a 2.5% Net Smelter Return ("NSR"), reducible to 1% for payments totalling $2,000,000. The Company is required to make annual advance royalty payments of $50,000 ceasing in the year in which commercial production commences. Advance royalty payments paid to commercial production may be applied as a reduction of future royalty payments. The Company must also issue 200,000 common shares to the vendor upon the commencement of commercial production.

c) **SEAGOLD Project, Liard Mining Division, B.C., Canada**

The Company holds a 50% interest in certain properties, known as the SeaGold Project in the Liard Mining Division, B.C. The balance of 50% is held by the Company's joint venture partner, Romios Gold Resources Inc. ("Romios"), subject to Romios issuing 200,000 common shares to the original property vendor upon the commencement of commercial production. The SeaGold Project is subject to a 2.5% NSR, reducible to 1% for payments totalling $2,000,000. Advance annual royalty payments of $30,000 are payable by the joint venture, ceasing in the year in which commercial production commences. Advance royalty payments paid to commercial production may be applied as a reduction of future royalty payments.

6. Resource Property Costs - *Continued*

d) OTHER Projects, Revelstoke Mining Division, B.C., Canada

In December of 2006, the Company signed four agreements with a group of prospectors, pursuant to which the Company may acquire a 100% interest in four separate properties in the Revelstoke Mining Division, British Columbia. Each property is subject to a 2% net smelter return royalty which may be purchased by the company for $2-million. To maintain all options in good standing, the Company must complete the following:

		Cash Payments	Share Issuances
Upon Exchange Approval (paid/issued)	$	7,500	60,000
April 1, 2007 (paid/issued)		24,000	60,000
April 1, 2008 (paid*)		31,500	60,000
April 1, 2009		42,000	60,000
April 1, 2010		51,000	75,000
	$	156,000	315,000

* The Company may, at its option, substitute any of the scheduled share issuances with an equivalent cash value, calculated by the average closing price over the last ten trading days on the applicable stock exchange. This option was exercised in 2008, with the Company paying an additional $157,200 in lieu of the 60,000 shares.

In July of 2007, the Company signed an option agreement to acquire a 100% interest in 513 hectares contiguous with the Tin City Property. The Company has paid the vendor $27,300 and, at its option, must pay an additional $100,000 and issue 50,000 common shares on or before June 5, 2010 to complete the acquisition. This contiguous property is subject to a 2.5% Net Smelter Return, which may be reduced to 0.5% upon payment of $1.5 million.

In September of 2007, the Company acquired by staking a 100% interest in the Butters Peak Molybdenum Property, covering approximately 1,650 hectares approximately 25 kilometres northeast of the MAX Molybdenum Mine.

7. Share Capital

a) The authorized share capital of the Company consists of an unlimited number of common shares without par value. At May 31, 2008 there were 81,570,328 common shares outstanding.

b) **Nine Months Ended May 31, 2008**

During the nine months ended May 31, 2008, a total of 1,203,000 stock options were exercised for proceeds of $331,850 and 797,418 warrants were exercised for proceeds of $1,794,191. There were no further equity issuances.

c) **Year Ended August 31, 2007**

In February of 2007, the Company completed a private placement for gross proceeds of $7,000,000 in two tranches. Five million units were issued at a price of $1.40, each consisting of one common share and one common share purchase warrant, each warrant entitling the holder to acquire one additional common share until July 4, 2008 (as to 1,828,571 warrants) or August 9, 2008 (as to 3,171,429 warrants) at a price of $2.25 per common share. Cash finders' fees totalling $326,250 were paid, and 18,750 Agent warrants were issued in connection with this offering, the Agent warrants exercisable until August 9, 2008 at $2.25 per common share. The Company's Chief Financial Officer purchased 64,287 units of this private placement.

The prorated fair value of the unit warrants issued was calculated to be $1,089,648 on the grant date and is accounted for as a reduction to proceeds from the common shares (to $5,910,352) with the offsetting entry to contributed surplus. The total fair value of warrants was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Tranche 1	*Tranche 2*
Number of warrants	1,828,571	3,171,429
Average risk-free interest rate	3.92%	4.11%
Expected dividend yield	Nil	Nil
Expected stock price volatility	65.04%	65.32%
Average expected life	1.5 years	1.5 years

The total fair value of the Agent warrants issued was calculated to be $4,523 on the grant date and is accounted for in share issuance costs. The offsetting entry is to contributed surplus. The fair value of the Agent warrants issued was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	4.11%
Expected dividend yield	Nil
Expected stock price volatility	65.32%
Average expected life	1.5 years

In March of 2007, the Company completed a $10 million private placement upon the issuance of 7,142,857 units at a price of $1.40 per unit. Each unit issued consists of one common share and one share purchase warrant, each warrant entitling the holder to acquire an additional common share until September 6, 2008, at a price of $2.25. Cash fees in the amount of $825,000 were paid in connection with this financing.

The prorated fair value of the warrants issued was calculated to be $1,680,314 on the grant date and is accounted for as a reduction to proceeds from the common shares (to $8,319,686) with the offsetting entry to contributed surplus. The total fair value of warrants was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

7. Share Capital - *Continued*

Number of warrants	7,142,857
Average risk-free interest rate	3.92%
Expected dividend yield	Nil
Expected stock price volatility	65.25%
Average expected life	1.5 years

In March of 2007, the Company completed a $2 million private placement issuing 1,212,121 units at a price of $1.65 per unit. Each unit issued consists of one common share and one share purchase warrant, each warrant entitling the holder to acquire an additional common share until September 28, 2008, at a price of $2.25. A cash finder's fee in the amount of $140,000 was paid in connection with this financing.

The prorated fair value of the warrants issued was calculated to be $546,337 on the grant date and is accounted for as a reduction to proceeds from the common shares (to $1,453,663) with the offsetting entry to contributed surplus. The total fair value of warrants was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Number of warrants	1,212,121
Average risk-free interest rate	4.01%
Expected dividend yield	Nil
Expected stock price volatility	65.25%
Average expected life	1.5 years

In August of 2007, the Company completed a $14.96 million private placement on a bought deal basis, issuing 4,703,500 units at a price of $3.18 per unit, including the underwriter's over-allotment option of 613,500 units. Each unit issued consists of one common share and one half of one common share purchase warrant, each warrant entitling the holder to acquire an additional common share until August 7, 2009, at a price of $4.00. The underwriter received cash commissions of 6 per cent of the gross proceeds and 282,210 warrants, each warrant entitling the underwriter to acquire one common share for $3.18 until August 7, 2008 or August 20, 2008 (as to 36,810 of the total).

The prorated fair value of the warrants issued was calculated to be $1,995,707 as of the grant dates and is accounted for as a reduction to proceeds from the common shares (to $12,961,423) with the offsetting entry to contributed surplus. The total fair value of warrants was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Number of warrants	2,351,750
Average risk-free interest rate	4.14-4.64%
Expected dividend yield	Nil
Expected stock price volatility	71.62%
Average expected life	1.97-2 years

The total fair value of the underwriter's warrants issued was calculated to be $213,208 as of the grant dates and is accounted for in share issuance costs. The offsetting entry is to contributed surplus. The fair value of the Agent warrants issued was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

7. Share Capital - *Continued*

Number of warrants	282,210
Average risk-free interest rate	4.14-4.64%
Expected dividend yield	Nil
Expected stock price volatility	75.83%
Average expected life	1 year

During the year ended August 31, 2007, the Company issued 75,000 shares at a price of $1.31 per share pursuant to the terms of an option to earn a 100% interest in the SeaGold Project. During the year ended August 31, 2007, the Company also issued a total of 120,000 shares (60,000 at a price of $1.50 per share and 60,000 at a price of $2.71 per share) pursuant to the terms of option agreements to earn a 100% interest in four separate properties in the Revelstoke mining division, British Columbia.

d) Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. The maximum number of shares issuable under the stock option plan shall not exceed 10% of the issued and outstanding common shares. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the board of directors and the exercise price of an option is not less than a prescribed discount from the closing price on the TSX Venture Exchange on the last trading day preceding the grant date. Options vest on the grant date unless determined otherwise by the board of directors.

At May 31, 2008, there were 6,082,000 options outstanding at a weighted average exercise price of $1.68. A summary of the Company's options at May 31, 2008 and the changes for the period are as follows:

Number Outstanding August 31, 2007	Granted	Exercised	Cancelled	**Number Outstanding May 31, 2008**	Exercise Price Per Share	Expiry Date
758,000	-	(758,000)	-	-	$0.20	17-Dec-07
367,000	-	-	-	**367,000**	$0.20	11-Dec-08
760,000	-	(100,000)	-	**660,000**	$0.25	24-Aug-09
100,000	-	(100,000)	-	-	$0.25	26-Nov-09
900,000	-	(150,000)	-	**750,000**	$0.25	18-Oct-10
50,000	-	-	-	**50,000**	$0.55	13-Mar-11
200,000	-	(50,000)	(150,000)	-	$0.55	10-Apr-11
2,600,000	-	(45,000)	-	**2,555,000**	$1.45	19-Feb-12
-	2,000,000	-	(300,000)	**1,700,000**	$3.55	15-Nov-12
5,735,000	2,000,000	(1,163,000)	(450,000)	**6,082,000**	$1.68	

In November of 2007, the Company granted 2,000,000 incentive stock options to directors and consultants of the Company. The stock options are exercisable at a price of $3.55 per share for a period of five years. The total fair value of the options granted was calculated to be $3,811,678 on the grant date, $1,333,816 of which amount was expensed and $2,370,270 capitalized to resource property costs during the first quarter ended November 30, 2007. The balance of $107,592 is to be expensed over the vesting period of which $6,344 was expensed in the second quarter ended February 29, 2008 and $36,382 was expensed in the third quarter ended May 31, 2008. The offsetting entries are to contributed surplus.

7. Share Capital - *Continued*

The fair value of stock options used to calculate the compensation expense in February of 2007 was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	4.01%
Expected dividend yield	Nil
Expected stock price volatility	70.8%
Average expected option life	3.75 years

During the first quarter ended November 30, 2007, 30,000 options expiring on February 19, 2012 were exercised, 50,000 options expiring April 10, 2011 were exercised and 150,000 options were cancelled upon termination of a consulting contract.

In the second quarter ended February 29, 2008, 758,000 options expiring on December 17, 2007, 100,000 options expiring August 24, 2009, and 125,000 options expiring on October 18, 2010 were exercised by directors of the Company. 100,000 options expiring November 26, 2009 were exercised by a consultant of the Company.

In the third quarter ended May 31, 2008, 15,000 options expiring on February 19, 2012, and 25,000 options expiring on October 18, 2010 were exercised and 300,000 options were cancelled upon termination of a consulting contract.

The fair value of the stock options exercised during the nine months ended May 31, 2008 was calculated to be $145,040 which amount has been transferred to share capital from contributed surplus.

At August 31, 2007, there were 5,735,000 options outstanding at a weighted average exercise price of $0.80. A summary of the Company's options at August 31, 2007 and the changes for that year are as follows:

Number Outstanding August 31, 2006	Granted	Exercised	**Number Outstanding August 31, 2007**	Exercise Price Per Share	Expiry Date
908,000	-	(150,000)	**758,000**	$0.20	17-Dec-07
150,000	-	(150,000)	-	$0.20	7-Jan-08
397,000	-	(30,000)	**367,000**	$0.20	11-Dec-08
930,000	-	(170,000)	**760,000**	$0.25	24-Aug-09
200,000	-	(100,000)	**100,000**	$0.25	26-Nov-09
975,000	-	(75,000)	**900,000**	$0.25	18-Oct-10
200,000	-	(150,000)	**50,000**	$0.55	13-Mar-11
450,000	-	(250,000)	**200,000**	$0.55	10-Apr-11
100,000	-	(100,000)	-	$0.60	8-May-11
-	2,600,000	-	**2,600,000**	$1.45	19-Feb-12
4,310,000	2,600,000	(1,175,000)	**5,735,000**	$0.80	

During the year ended August 31, 2007, the Company granted 2,600,000 incentive stock options exercisable at a price of $1.45 per share for a period of five years. The total fair value of the options granted was calculated to be $2,266,043 on the grant date, $1,085,788 of which amount was expensed and $1,139,340 capitalized to resource property costs during the year. The balance of $40,915 was expensed in fiscal 2008. The offsetting entries are to contributed surplus. The fair value of stock options used to calculate the compensation expense in February of 2007 was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

7. Share Capital - *Continued*

Average risk-free interest rate	4.01%
Expected dividend yield	Nil
Expected stock price volatility	68.74%
Average expected option life	5 years

During the fourth quarter ended August 31, 2007, a Director of the Company exercised 150,000 previously granted stock options at $0.20 per share for proceeds of $30,000.

During the third quarter ended May 31, 2007, 130,000 previously granted stock options exercisable at $0.20 per share were exercised for proceeds of $26,000, 270,000 previously granted stock options exercisable at $0.25 per share were exercised for proceeds of $67,500, 150,000 previously granted stock options exercisable at $0.55 per share were exercised for proceeds of $82,500, and 100,000 previously granted stock options exercisable at $0.60 per share were exercised for proceeds of $60,000.

During the second quarter ended February 28, 2007, a Director of the Company exercised 50,000 previously granted stock options at $0.20 per share for proceeds of $10,000, and 75,000 previously granted stock options exercisable at $0.25 per share for proceeds of $18,750.

During the first quarter ended November 30, 2006, 250,000 previously granted stock options exercisable at $0.55 per share were exercised for proceeds of $137,500.

The fair value of the stock options exercised during the fiscal year ended August 31, 2007 was calculated to be $300,916 and that amount has been transferred to share capital from contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

e) **Warrants**

At May 31, 2008 there were a total of 15,210,270 warrants and agent warrants outstanding at a weighted average exercise price of $2.54. A summary of the changes during the period is as follows:

Number Outstanding August 31, 2007	Issued	Exercised	**Number Outstanding February 29, 2008**	Exercise Price Per Share	Expiry Date
1,828,571	-	(733,131)	**1,095,440**	$2.25	4-Jul-08
3,171,429	-	(64,287)	**3,107,142**	$2.25	9-Aug-08
7,142,857	-	-	**7,142,857**	$2.25	6-Sep-08
1,212,121	-	-	**1,212,121**	$2.25	28-Sep-08
2,351,750	-	-	**2,351,750**	$4.00	7-Aug-09
18,750	-	-	**18,750**	$2.25	9-Aug-08
245,400	-	-	**245,400**	$3.18	7-Aug-08
36,810	-	-	**36,810**	$3.18	20-Aug-08
16,007,688	-	(797,418)	**15,210,270**	$2.54	

7. Share Capital - *Continued*

During the third quarter ended May 31, 797,418 warrants exercisable at $2.25 per share were exercised (64,287 by a director of the Company) for total proceeds of $1,794,191. The fair value of the warrants exercised was calculated to be $183,822 which amount has been transferred to share capital from contributed surplus. Issuance costs associated with the warrants totalling $13,389 has also been charged to share issuance costs. The offsetting entry is to contributed surplus.

At August 31, 2007 there were a total of 16,007,688 warrants and agent warrants outstanding at a weighted average exercise price of $2.52. A summary of the changes during the year is as follows:

Number Outstanding August 31, 2006	Issued	Exercised	**Number Outstanding August 31, 2007**	Exercise Price Per Share	Expiry Date
831,667	-	(831,667)	-	$0.40	8-Dec-06
-	1,828,571	-	**1,828,571**	$2.25	4-Jul-08
-	3,171,429	-	**3,171,429**	$2.25	9-Aug-08
-	7,142,857	-	**7,142,857**	$2.25	6-Sep-08
-	1,212,121	-	**1,212,121**	$2.25	28-Sep-08
-	2,351,750	-	**2,351,750**	$4.00	7-Aug-09
39,335	-	(39,335)	-	$0.90	28-Aug-07
-	18,750	-	**18,750**	$2.25	9-Aug-08
-	245,400	-	**245,400**	$3.18	7-Aug-08
-	36,810	-	**36,810**	$3.18	20-Aug-08
871,002	16,007,688	(871,002)	**16,007,688**	$2.52	

During the first quarter ended November 30, 2006, 831,667 previously issued warrants exercisable at $0.40 per share were exercised for proceeds of $332,667. The fair value of the warrants exercised was calculated to be $42,337 and that amount has been transferred to share capital from contributed surplus. In the third quarter ended May 31, 2007, 30,905 previously issued Agent warrants exercisable at $0.90 per share were exercised for proceeds of $27,815. In the fourth quarter, the remaining 8,430 Agent warrants were exercised for additional proceeds of $7,587. The $24,526 in fair value of the 39,335 Agent warrants was transferred to share capital in the prior fiscal year.

8. Reclamation Bonds

At May 31, 2008, reclamation bonds totalling $767,900 remain in safekeeping with the British Columbia Ministry of Energy, Mines and Petroleum Resources as summarized below:

		May 31, 2008		August 31, 2007
MAX Molybdenum Project	$	**730,000**	$	730,000
Foremore Project		**22,900**		22,900
Other projects		**15,000**		-
Total	$	**767,900**	$	752,900

Interest received on the funds held in safekeeping accrue to the Company's benefit and are recorded as interest income in the period in which they are received by the Company.

9. Asset Retirement and Mine Closure Obligations

For each property, management has estimated the costs of reclaiming any disturbances to its projects in accordance with the Company's accounting policies at August 31, 2007. There were no changes made to this estimate in the period ending May 31, 2008. Details of management's estimates of reclamation and mine closure costs are as follows:

		May 31, 2008		August 31, 2007
Balance – Beginning of Period	$	**870,961**	$	126,000
Foremore Project – estimated camp closure and other reclamation costs		-		-
MAX Molybdenum - estimated mine closure and other reclamation costs		-		744,961
Balance – End of Period	$	**870,961**	$	870,961

The Company obtained an independent assessment of MAX Molybdenum site restoration costs at August 31, 2007 of $971,826, which includes a 10% contingency to reflect uncertainty and the potential for inflation. Based on the Company's Phase I mine plan, the reclamation is to be completed in the summer of 2010, 28 months following start-up.

This amount has been discounted by a risk free rate of 4.38% on the first $730,000 and 7.75% on the remaining balance of $241,826. The net present value of $849,361 is recorded as a long-term liability to be accreted over time with the corresponding asset to be amortized on a unit-of-production method over the estimated mine-life.

Other retirement obligations of $21,600 have been estimated by management and are recorded undiscounted basis due to the uncertainty in forecasting ultimate closure dates.

It is possible the Company's estimate of its ultimate reclamation, site restoration and closure liability could materially change due to possible changes in laws and regulations or changes in cost estimates.

10. Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

a) During the nine months ended May 31, 2008, consulting fees of $78,000 (2007 – $62,800) were paid or accrued to the President and CEO of the Company. Services provided include general corporate, exploration and acquisition strategy, drafting and engineering work, contract negotiations, and investment presentations.

b) During the nine months ended May 31, 2008, consulting fees of $68,250 (2007 - $50,925) were paid or accrued to the CFO and Corporate Secretary of the Company. Services provided include corporate finance and fund raising initiatives, contract negotiations, financial accounting, office management and general administration.

10. Related Party Transactions - *continued*

c) During the nine months ended May 31, 2008, per-diem contract fees of $71,350 (2007 - $42,350) were paid or accrued to a director or a company controlled by a director and per-diem consulting fees of $8,750 (2007 - $Nil) were paid or accrued to another director.

d) During the nine months ended May 31, 2008, the Company was reimbursed for rent and office expenses totalling $15,805 (2007 - $15,728) by a company with common management.

e) As at May 31, 2008, current liabilities include $325,568 (2007 - $62,114) payable to related parties. These amounts were incurred in the ordinary course of business, are non-interest bearing, and without specific repayment terms.

11. Commitments

a) The Company has signed a lease agreement for the rental of office space. The lease began April 1, 2006 and ends on March 31, 2009. The future minimum lease obligations are as follows:

		Amount
2008	$	18,261
2009		21,305
	$	94,351

b) The Company has signed an offtake agreement with a U.K.-based purchaser, for molybdenum concentrates produced at the Company's MAX Molybdenum Mine. The purchaser has agreed to purchase 100 per cent of the concentrates produced at the mine through 2017, with pricing terms to be mutually agreed upon every year.

12. Fair Value of Financial Instruments

The carrying amounts of financial accounts receivables, deposits, B.C. exploration tax credit receivables, reclamation bonds, accounts payable and accrued liabilities, and due to related parties, approximate fair value as of May 31, 2008 and August 31, 2007.

13. Segmented Information

The Company's principal activity is the exploration, development and mining of mineral properties. All of these properties are located in Canada.

14. Subsequent Events

Subsequent to May 31, 2008 400,000 warrants exercisable at $2.25 per common share were exercised for proceeds of $900,000 and 695,440 warrants expired unexercised.

ROCA MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(FORM 51-102F1)

THIRD QUARTER ENDED MAY 31, 2008

July 28, 2008

TABLE OF CONTENTS

Date of Report

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements and related notes thereto for the nine months ended May 31, 2008 and 2007, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Readers should also refer to the Company's annual audited consolidated financial statements for the years ended August 31, 2007 and August 31, 2006 and the MD&A for those years.

This MD&A is prepared as of July 28, 2008. All amounts in the financial statements and this MD&A are expressed in Canadian dollars, unless otherwise indicated.

Description of Business

Roca Mines Inc. (the "Company") is engaged in the exploration, development and production of mineral resources including base, precious and strategic metals in British Columbia ("BC"), Canada. The Company, through its wholly-owned subsidiary, FortyTwo Metals Inc., operates the MAX Molybdenum Mine, a producer and seller of molybdenite concentrates. Exploration projects exclusive of the MAX Molybdenum Mine include advanced base and precious metal exploration claims in north-western BC, and five early-stage properties in close proximity to MAX in south-eastern BC.

Highlights

- Roca's MAX Molybdenum mine becomes first new molybdenum producer in British Columbia, Canada and declares commercial production at the MAX Mine on April 12, 2008.
- Revenues of $6.3 million since declaring commercial production on April 12, 2008; the average realized price for sales of molybdenum in the quarter was US$32.82 per lb;
- The Company reported its first operating profit of $1.5 million or 2 cents per share;
- The Company reported cash flows from operations of $2.2 million or 3 cents per share;
- Molybdenum production during the quarter was 345,571 lbs compared with 261,462 lbs for the three months ended Feb 29, 2008; and,
- Molybdenum cash costs for the quarter were approximately $7.75 per lb of molybdenum.
- Phase II expansion progress at MAX, including #2 Adit completion and installation of a third primary ball mill is being conducted.
- Exploration results from drill programs conducted below the MAX Molybdenum deposit confirm resource expansion potential and have extended high grade zones within the known resource.

Selected Annual Financial Results

The information below has been extracted from the Company's annual financial statements.

		Year Ended August 31, 2007		Year Ended August 31, 2006		Year Ended August 31, 2005
Total revenues	$	**Nil**	$	Nil	$	Nil
Net loss	$	**(838,029)**[1]	$	(318,654)[2]	$	(156,736)
Net loss per share	$	**(0.01)**	$	(0.01)	$	(0.01)
Total assets	$	**53,361,488**	$	17,607,739	$	6,307,296
Total long term debt	$	**Nil**	$	Nil	$	Nil

Notes:

1) The loss for the year-ended August 31, 2007 includes non-cash stock-based compensation of $1,121,450 and future income tax recovery of ($811,942).
2) The loss for the year-ended August 31, 2006 includes non-cash stock-based compensation of $111,059 and future income tax recovery of ($273,130).

Summary of Quarterly Results

	May 31, 2008	Feb. 29, 2008	Nov. 30, 2007	Aug. 31, 2007
Total revenues	6,275,767[1]	Nil[1]	Nil	Nil
Net income (loss)	1,516,846	(361,243)	(1,590,332)[2]	631,766[3]
Net income (loss) per share	0.02	(0.01)	(0.01)	0.01
Total assets	59,553,816	57,396,530	57,098,261	53,361,488
Total long term debt	Nil	Nil	Nil	Nil

	May 31, 2007	Feb. 28, 2007	Nov. 30, 2006	Aug. 31, 2006
Total revenues	Nil	Nil	Nil	Nil
Net income (loss)	(158,172)	(1,163,204)[4]	(148,419)	392,186[5]
Net income (loss) per share	(0.01)	(0.02)	(0.01)	(0.01)
Total assets	37,818,994	28,236,928	20,923,750	17,607,739
Total long term debt	Nil	Nil	Nil	Nil

Note 1: Concentrate sales prior to April 13, 2008 have been recorded as a development cost recovery, not as revenues.

Note 2: The loss for the quarter ended November 30, 2007 includes stock-based compensation expense of $1,355,363.

Note 3: The income recorded in the quarter ended August 31, 2007 includes a future income tax recovery of $811,942.

Note 4: The loss for the quarter ended February 28, 2007 includes stock-based compensation expense of $1,062,267.

Note 5: The income recorded in the quarter ended August 31, 2006 includes a future income tax recovery of $273,130 and significant reallocations of stock-based compensation expense from general and administrative expenses to deferred exploration and development costs.

Results of Operations

During the three months ended May 31, 2008, the Company declared commercial production as of April 12, 2008 and recorded its first earnings totalling $1,561,846 compared to a loss of $158,172 in the third quarter of the prior fiscal year. Cash flows from operations totalled $2,232,709 during the current quarter which funds were reinvested in property plant and equipment upgrades and exploration expenditures. General and administrative expenses increased slightly over 2007, reflecting the Company's rapid transition from exploration-company to emerging metals producer.

During the nine months ended May 31, 2008, the Company recorded a loss of $366,993, compared to a loss of $1,469,795 in the first nine months of the prior fiscal year. The loss decreased substantially despite higher general and administrative and stock based compensation expenses, as a result of the Company's first earnings being recognized in the last six weeks of the period ending May 31, 2008. During the 2007 fiscal year, the Company remained in the development stage.

MAX Molybdenum Mine

Through its wholly-owned subsidiary, FortyTwo Metals Inc., the Company holds a 100% interest in the MAX Molybdenum Mine located approximately 60 kilometres southeast of Revelstoke, B.C. The MAX claims and related holdings cover approximately 8,200 hectares in the Revelstoke Mining Division.

Resource Estimate

A resource estimate completed in September of 2004 in compliance with the CIM Standards stipulated by National Instrument 43-101 of the Canadian securities commissions is summarized below:

MEASURED			INDICATED		MEASURED & INDICATED	
Cutoff % MoS_2	Tonnes	Grade % MoS_2	Tonnes	Grade % MoS_2	Tonnes	Grade % MoS_2
0.10	27,870,000	0.21	15,070,000	0.18	42,940,000	0.20
0.20	9,340,000	0.35	2,010,000	0.41	11,350,000	0.36
0.50	1,010,000	1.01	370,000	0.77	1,380,000	0.94
1.00	260,000	1.95	20,000	1.87	280,000	1.95

Notes: In addition to the above measured and indicated resources, inferred resources total 8,900,000 tonnes averaging 0.16% MoS_2 at the 0.10 cut-off, including 460,000 tonnes averaging 0.33% at the 0.20 cut-off.
To convert molybdenite (MoS_2) values to molybdenum (Mo) value, divide MoS_2 by 1.6681 (e.g. 1% MoS_2 = 0.60% Mo).

Production Results

During the quarter, the Company produced and sold 345,571 lbs of molybdenum contained in concentrates. The value of the molybdenum in concentrates sold equalled $11.3 million based on an average molybdenum price received of US$32.82 per lb. Revenues of $6.3 million for the quarter result from sales that occurred after the commencement of commercial production on April 12, 2008. Concentrate inventory at May 31, 2008, was 24,729 lbs of molybdenum contained in concentrate. The Company sells its concentrates to a UK-based buyer with sales revenues based on prevailing molybdenum oxide prices. The Company has no hedging program nor has it sold forward any of its production.

The table below is a summary of the operating statistics for the three months ended May 31, 2008:

MAX Molybdenum Mine	Q3 – 2008		
	MAR-08	APR-08	MAY-08
Molybdenum Produced (lbs) [1]	69,825	125,243	150,502
Average Head Grade (% Mo)	0.333	0.712	0.732
Molybdenum Recovery (%)	89.9	93.8	94.3
Mill Availability (%)	79	74	82
Average Daily Throughput (tpd)	348	300	335

Notes: (1) molybdenum in concentrate

The Company announced on April 12, 2008 that it had achieved commercial production at its MAX Molybdenum Mine located in British Columbia, Canada. The MAX Mine was constructed over an 18-month fast-tracked timeframe, with a capital cost for the Phase I mine of approximately C$55 million. The mine became British Columbia's first new metal mine in a decade and the newest primary molybdenum mine in Canada.

Production during the Phase I commissioning process was facilitated utilizing stockpiled development material to run mill tests and optimize circuits. During the quarter, Phase II development of a second access adit, engineering for a third ball mill and other expansion activities were carried out. Also during the quarter, the delivery and processing of ore directly from mine stopes to the mill

commenced. After review of operations it is clear that the number of tonnes mined was greater than planned and resulting head grades from those stopes was lower than anticipated due to mine dilution. Mine dilution occurs as a result of diluting higher grade material with lower grade rock and can occur for a number of reasons. Lack of previous exposure in the high-grade zone and inexperience with geological controls on mineralization in general are believed to have caused the lower overall head grades to the mill.

Opportunities to run continuous milling operations were also hampered due to availability and unscheduled maintenance of on-site generator sets. These primary power sources impacted production capacity and the number of lbs of concentrate produced for the quarter.

At various times and for prolonged periods the mine and mill have operated well and achieved their targeted production rates. However, grade control and power generation at the site have only recently been resolved and have had a prolonged impact and effect into the months of June and July 2008. The resulting down time, reduced production capacity and lesser grades than planned, occurring in each month of the quarter have caused target production rates to be missed.

Since the end of the third quarter grade control has improved with the implementation of a grade control program. The redesign of longhole blasting in stopes and overall improvements in stope layout and procedures makes the mining operation much less susceptible to mine dilution. However, some of these improvements were not realized until after the reporting period and their beneficial effects may not be delivered until August 2008.

All costs associated with Phase I production, have been capitalized to date, with any start-up concentrate proceeds recorded as a reduction to capital costs in accordance with Canadian GAAP.

Net pre-production costs will be amortized on a unit of production basis over the Company's Phase I mine plan.

Phase II Expansion Project

Initial production at MAX is focusing on the "HG" Zone, including an estimated 280,000 tonnes of ("measured + indicated") ore grading 1.95% MoS_2. Expansion of the mine and mill is being guided by prevailing molybdenum prices and an assessment of ongoing operating costs throughout 2008 and beyond.

During the quarter, the Company completed development of the #2 Adit with work now underway to establish an upgraded ventilation system for the Phase II mine.

The Company is currently completing the foundations on a mill base for a third ball mill acquired in 2007. The installation of this mill will allow for greater production flexibility and will provide for a nominal capacity of 1,000 tonnes per day. The new equipment is to be commissioned by the fall of 2008. A concentrate drying system has also been installed to control moisture content in the molybdenite concentrates to levels consistent with the minimum specification for the product.

The Company plans to seek a graduated permit increase for the operation of the Phase II mine enabling it to produce at the as-built capacity in late 2008 and beyond. The application for this increase in production rate will be submitted after environmental and water quality data is collected and compiled. The information will demonstrate that the mine is working well within its compliance requirements and with minimal impact to the environment.

Costs associated with the Company's Phase II expansion, including Adit #2, the third primary ball mill and associated direct overhead costs will continue to be capitalized until those assets are "available for use" in accordance with Canadian GAAP.

MAX Exploration

Underground Drilling

Five diamond drill holes totalling approximately 4,800 metres were completed in 2007. All holes were collared from a common underground drill station within Adit #1, east of the deposit currently being mined. Results from the five holes have identified extensions to known mineralization and indicate the potential for additional porphyry systems at depth.

Hole MX07-01 returned an impressive intersection of 186 m (610feet) grading 0.27% Mo (0.45% MoS_2), including several higher grade intervals. This intersection occurs in an area of limited prior drilling which was previously assigned a lower grade, significantly expanding the high grade potential of the deposit at depth. Further, significant molybdenite (MoS_2) mineralization occurred throughout the remainder of the hole and appears to continue at depth.

Hole MX07-02 was drilled below the southeast flank of the MAX deposit and returned further significant intercepts. Drill Hole MX07-03 intersected a number of high grade feeder structures. Significant intercepts in MX07-03 occur north of Mine Section 8 and above an area of Mine Sections 6 and 7 which had not been previously drilled. These intervals suggest a deep target, the upper fingers of which may be represented by these higher grade structures. Like other targets identified, this area must be drilled from a station on the West side of the MAX deposit, in the area of current mine development, in order to properly orient drilling.

A 15cm fragment of intrusive rock, with chilled margins and containing well mineralized (estimated >0.5% MoS_2) disseminated molybdenite, was observed within a younger, non-mineralized leucocratic quartz feldspar porphyry in the upper part of drill hole MX07-03. The origin of this mineralized fragment may be a separate, as yet undiscovered, molybdenite deposit at depth, however this is not yet confirmed by thin-section petrographic assessment. A possibly similar, weakly mineralized porphyry phase also appears to separate the two high grade molybdenite intervals in this hole between depths of 405 and 428.6 metres.

The lower half of Hole MX07-03 and Hole MX07-04, oriented along the lower southwest margin of the MAX deposit were both variably mineralized over much of their lengths and will help to guide future exploration but were not considered significant.

Hole MX07-05 oriented to test the area immediately adjacent on Mine Section 9, shows that the narrow feeders coalesce into a larger cohesive mineralized zone, open to depth and open laterally. This new zone extends some 200 m below the boundary of the known MAX resource and will be a focus of further underground exploration drilling in the future.

Roca's underground exploration drilling has thus far intersected strong hydrothermal alteration, indications of several intrusive phases, and significant multiple episodes of mineralization below the MAX deposit.

Detailed petrographic studies by previous workers also concluded that there are at least four intrusive pulses, and a highly repetitive mineralizing event at MAX. The size of the inferred system is also significant. It is estimated that a pluton at depth could have a diameter of roughly 1,000 m, based on the width of the contact metamorphic aureole on surface, whereas the intrusion at the centre of the deposit is roughly 200 m in diameter. This suggests that the known deposit may have other zones and/or other deposits that are not yet discovered. Additional exploration drilling will be collared from new locations within the mine workings in the future.

Surface Exploration

An initial diamond drill program was completed at both the North molybdenum biogeochemical target and at the Ridge Tungsten Zone. Both of these targets are located at the Company's MAX project and are wholly located within the existing property. Drilling at the North molybdenum biogeochemical target consisted of a total of 732 metres in three holes and drilling at the Ridge Tungsten Zone consisted of a total of 1,170 metres in four holes.

The Ridge and Upper Ridge tungsten zones located approximately 1.2 kilometres southwest of the Max mine portal area were most recently explored by others in 1979, including a total of three diamond drill holes. Of interest, drill hole 79-13 intersected 56 feet (17.3 metres) of 0.395 per cent scheelite (WO3) (see company's news in Stockwatch dated Dec. 12, 2006). The tungsten area was significantly expanded by Roca in 2006 when the company's prospectors discovered scheelite mineralization southeast of the Ridge zone and hosted in low-sulphide, garnet-rich skarn boulders and outcrop. With the addition of the Upper Ridge zone, the strike length of tungsten mineralization as indicated by all of the outcrop sampled to date and encompassing all zones now totals 1,450 metres in length and extends over a vertical range of 600 metres. Roca's initial drill program tested the size and potential of this large mineralized and near-surface zone.

Foremore VMS-Gold Project

The Company holds a 100% interest in the Foremore VMS-Gold project situated in one of the most active mining and exploration areas in British Columbia. The property comprises 65 contiguous mineral claims totalling 23,609 hectares in the Liard Mining Division. Significant operations in the area include Barrick Gold's legendary Eskay Creek Mine, Cominco's historic Snip Mine and NovaGold and Teck Cominco's Galore Creek Project.

Foremore has been the focus of the Company's exploration efforts dating back to the summer of 2002 and was the focus of exploration by Cominco Limited between 1989 and 1996. While relatively inactive at Foremore during the two prior fiscal years, the Company has recently commenced a comprehensive exploration program, including diamond drilling scheduled to commence in early August 2008.

SeaGold Property

The Company holds a 50% interest in the SeaGold Project, comprising 8 claim blocks of 4,000 hectares, centered on a number of gold and copper occurrences approximately 35 km north of Barrick Gold's Eskay Creek gold/silver mine in British Columbia. The balance of the property interest is now held by Romios Gold Resources Inc. ("Romios"). Romios serves as the operator in a 50:50 joint venture on the SeaGold project.

Lardeau Properties

A 2006 exploration program by the Company reviewed potential targets within a 100 km radius of the MAX Molybdenum Mine. This work resulted in the optioning of a 100% interest in four projects in the historic Lardeau Mining Camp covering an area of approximately 5,600 hectares. The Company is currently conducting exploratory prospecting and diamond drill programs on these four properties.

The Company has acquired by staking a 100% interest in the *Butters Peak Molybdenum Property*, located approximately 25 km northeast of the MAX Mine. Covering approximately 1,650 hectares, the property was originally discovered by tracing highly anomalous regional silt geochemical results to molybdenite float. A single diamond drill hole by a Noranda-Amax joint venture in 1978 to 882 metres (drill capacity) intersected at least two porphyry stocks and at least five intrusive phases have been observed in float.

Liquidity and Financial Position

At May 31, 2008, the Company held cash and cash equivalents of $155,960 and working capital of $1,265,791 compared to cash of $5,347,331 and working capital of $4,714,968 at May 31, 2007. Subsequent to May 31, 2008, 400,000 warrants exercisable at $2.25 per share were exercised for additional proceeds of $900,000. Management is confident that it has raised sufficient capital to fund its ongoing operations through cash-flow.

The Company has no significant long-term debt or capital commitments.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, marketable securities, reclamation deposit, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Critical Accounting Estimates

The Company's accounting policies are described in Note 2 to the interim and annual consolidated financial statements. The estimates made in applying the policies below can be uncertain and a change in these estimates could materially impact the consolidated financial statements.

Resource Property Costs, Property Plant and Equipment

Resource property costs and Property, Plant and Equipment represent the most significant assets of the Company. The costs associated with resource costs and/or property, plant and equipment include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of mineral interests believed to be contained or potentially contained, in properties to which they relate. The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Depreciation and depletion is also determined based on property, plant and equipment carrying values. Depreciation and depletion is calculated on the units of production basis over existing mineral reserves or resources. Mineral resources or reserves are an estimate of the quantity of economically recoverable ore and/or mineralization and will change from time to time as a result of additional geological information, actual grade or recoveries different from original estimates or commodity price changes.

Asset Retirement Obligations

The Company is subject to various laws governing reclamation of its mine sites and exploration sites. These laws are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of these liabilities for asset retirement obligations are recognized in the period they are incurred. A corresponding increase in the related asset is recorded and depreciated over the estimated life of the asset. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings. Where a related asset is not identifiable with a liability, the change in fair

value is charged to earnings in the period. Each period, the liability is increased to reflect the accretion (or interest) portion of the initial fair value estimate and changes in estimated cost and timing of the reclamation procedures. Actual future reclamation costs may be materially different from the costs estimated by the Company.

Stock Option and Warrant Valuation

The determination of the fair value of stock options and warrants issued requires management to estimate future stock volatility, expected life, and a risk-free rate of return. The Company uses historic information to estimate these future variables. Given the change in the Company from an exploration to emerging producer, historic information may no longer be valid and these estimates could materially impact the consolidated financial statements.

Income and Mining Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective tax bases, and for tax losses and other deductions carried forward. The Company evaluates the carrying values of its future tax assets periodically by assessing its valuation allowance and by adjusting the amount of such valuation allowance in the period, if necessary.

Changes in Accounting Policies

New Accounting Policies Effective September 1, 2007

The Company has adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

a) Section 3855, *Financial Instruments – Recognition and Measurement* prescribes when a financial asset, financial liability and non-financial derivative is to be recognized on the Balance Sheet and whether fair value or cost-based measures should be used. It also specifies how financial instruments gains or losses should be presented.

Under this new standard, all financial assets are classified as held-for-trading, available-for-sale, held-to-maturity or loans and receivables and all financial liabilities are classified as held-for-trading or other financial liabilities. Financial instruments classified as held-for-trading or available-for-sale are measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are measured at amortized cost using the effective interest rate method. Derivative financial instruments must be measured at fair value with changes in fair value recorded in net earnings.

The Company has designated its financial instruments as follows:

- Cash and cash equivalents, marketable securities and reclamation bond amounts are classified as *"Available-for-Sale* and recorded at fair value with changes in fair value recorded in comprehensive income;
- Receivables including B.C. exploration tax credit receivables are classified as *"Loans and Receivables"*. These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and
- Accounts payable, accrued liabilities and due to related parties are classified as *"Other Financial Liabilities"*. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

As a result of adopting this new standard, the Company has recorded an unrecognized loss on marketable securities of $4,000 for the nine months ended May 31, 2008.

b) Section 1530, *Comprehensive Income,* introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has recognized a $4,000 adjustment through other comprehensive income for the nine months ended May 31, 2008.

c) Section 3865, *Hedges* specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the nine months ended May 31, 2008.

Commercial Production .

Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved on average for at least a 10 day period. The Company determines commencement of commercial production based on the following factors:

(i) 75% of Phase I designed plant/mill capacity of 500 tpd is achieved;

(ii) 75% of Phase I designed mining grade of 1.70% MoS_2 is achieved; and

(iii) MoS_2 recovery of at least 75% of designed 87% recovery is achieved.

New Accounting Pronouncements

The CICA has issued various new standards which may affect the financial disclosures and results of operations of the Company.

i) Section 1400, *General Standards of Financial Statement Presentation - Going Concern* requires management to assess an entity's ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity's ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The company will adopt the requirements of this new standard commencing in the interim period beginning September 1, 2008 and is currently assessing the impact this will have on the Company's financial statements.

ii) Section 1535, *Capital Disclosures,* establishes standards for disclosing information about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital. The company will adopt the requirements of this new standard commencing in the interim period beginning September 1, 2008 and is currently assessing the impact this will have on the Company's financial statements.

iii) Section 3031, *Inventories,* prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The company will adopt the requirements of this new standard commencing in the interim period beginning September 1, 2008 and is currently assessing the impact this will have on the Company's financial statements.

iv) Sections 3862 and 3863 – *Financial Instruments - Disclosures,* requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. The company will adopt the requirements of this new standard commencing in the interim period beginning September 1, 2008 and is currently assessing the impact this will have on the Company's financial statements.

v) Section 3064 – *Goodwill and Intangible Assets* replaces sections 3062 and 3450 and establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The company will adopt the requirements of this new standard commencing in the interim period beginning September 1, 2009 and is currently assessing the impact this will have on the Company's financial statements.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards will replace Canada's current generally accepted accounting principles for publicly accountable profit-orientated enterprises for interim and annual financial statements effective January 1, 2011. The Company is presently considering the effect these standards will have on its financial statements.

Related Party Transactions

During the nine months ended May 31, 2008, consulting fees of $78,000 (2007 - $62,800) were paid or accrued to the President and CEO of the Company. Services provided include general corporate, exploration and acquisition strategy, drafting and engineering work, contract negotiations, and investment presentations. During the nine months ended May 31, 2008, consulting fees of $68,250 (2007 - $50,925) were paid or accrued to the CFO and Secretary of the Company. Services provided include corporate finance and fund raising initiatives, contract negotiations, financial accounting, office management and general administration. During the nine months ended May 31, 2008 per-diem contract fees $71,350 (2007 - $42,350) were paid or accrued to a director or a company controlled by a director and per-diem consulting fees of $8,750 (2007 - $Nil) were paid or accrued to another director. This amount is contained in deferred exploration and development costs. During the nine months ended May 31, 2008, the Company was reimbursed for rent and office expenses totalling $15,805 (2007 - $15,728) by a company with common management. At May 31, 2008, current liabilities include $325,568 (2007 - $62,114) payable to related parties. These amounts were incurred in the ordinary course of business, are non-interest bearing, and without specific repayment terms.

Risks and Uncertainties

The Company's financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company's mineral exploration and development activities will be successful. The development of mineral resources involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome. All of the Company's short to medium term operating, exploration and development cash flow must be derived from external financing. Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties. Should changes in equity market conditions prevent the Company from obtaining additional external financing; the Company will need

to review its exploration and development property holdings to prioritize project expenditures based on funding availability.

Developing mineral deposits is subject to various risks and is dependent on a number of criteria, including the deposit size, grade, proximity to infrastructure, as well as commodity prices. While management believes that the grade and quantity of the high-grade measured and indicated molybdenite resource (280,000 tonnes of 1.95% MoS_2 at a 1% cutoff grade) at the MAX project is sufficient to justify mining and production, no feasibility study has been completed and therefore these resources should not be considered mineable reserves.

Legal Claims and Contingent Liabilities

At May 31, 2008, there were no material legal claims or contingent liabilities outstanding.

Off-balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

Share Capital

Subsequent to May 31, 2008 400,000 warrants exercisable at $2.25 per common share were exercised for proceeds of $900,000 and 695,440 warrants expired unexercised

Common shares and convertible securities outstanding as at the date of this report are:

Security	Expiry Dates	Exercise Prices	Common Shares on Exercise
Common Shares	-	-	81,970,328
Warrants	Aug 7, 2008 to Aug 7, 2009	$2.25 to $4.00	14,114,830
Options	Dec 11, 2008 to Nov 15, 2012	$0.20 to $3.55	6,082,000
Total			102,167,158

The Company has announced that it had filed with the TSX Venture Exchange a notice of its intention to make a normal course issuer bid for its common shares through the facilities of the exchange. A maximum of 4,078,500 common shares, representing approximately 5 per cent of the issued and outstanding common shares in the company, will be eligible for purchase in the 12-month period commencing June 2, 2008, and ending on June 1, 2009.

The Company believes that there may be times over the course of the year when its common shares may trade in a price range that does not adequately reflect their value in relation to Roca's business and its future business prospects. As a result, depending on future price movements and other factors, Roca believes that its outstanding common shares may represent an attractive investment and a desirable use of a portion of its available finances. The repurchase by the company of any of its shares should not be deemed or construed as a recommendation to purchase any of its shares or an indication of the present or future value of the company's shares.

Outlook

Having commenced commercial production of molybdenite concentrates at the MAX Molybdenum Mine, the Company is directing efforts towards the completion of the Phase II mill and mine development and expansion plans.

In early July 2008 both the mine and the mill were operating at target production rates for a prolonged period demonstrating capacity and grade as planned. Later in July however, activities occurring in the mine prevented attaining the planned production rate of 500 tpd. As a result of that head grades to the mill were also lower than expected because of blending dilution that was taking place at the mill. Blending was being carried out with lower grade material such that milling operations could proceed at mill capacity. The underground activities included excess freshet drainage into the adits causing sediment control challenges in mine water effluent and overall mine ventilation challenges. Both of these are currently being remedied and significant improvement is anticipated in early August 2008. Recorded head grades in June and July 2008 are therefore unrelated to actual stope grades during certain periods in those months. Production of molybdenum in June and July 2008 was 112,555 lbs and 126,326 lbs respectively.

Exploration at the MAX Project will focus on expanding the known molybdenite mineralization at depth and to follow up on previously conducted work which continues to confirm the existence of multi-phase mineralization. Roca's 2007 exploration program strengthened the Company's view that molybdenite mineralization may be present in the form of a feeder zone and that the potential for a stacked deposit similar to the Urad/Henderson mines in Colorado is sound.

Roca is also following up on various surface tungsten showings and has recently completed an initial drill program on the MAX property to better understand the nature of this mineralization. In 2006, the Company conducted ground exploration and sampling programs and received encouraging results previously announced on December 12, 2006. Assay results are pending for this initial drill program. Tungsten is similar to molybdenum in its use as an alloy but can also be processed and concentrated using flotation technology.

The Company is renewing exploration on its advanced stage at the Foremore VMS-Gold project during the summer of 2008. An extensive drill program will focus on precious metal-rich polymetallic base and precious metal targets, following up on geological, diamond drilling and geophysical programs conducted previously. Foremore is located in north-western B.C., mid-distance between Highway 37 and NovaGold/Teck Cominco's Galore Creek project.

In the Eskay/Iskut camp, also in north-western B.C., the Company will continue to work with its partner (Romios Gold Corp.) on a gold exploration program at SeaGold. The SeaGold property is contiguous to Romios' Newmont Lake property and adjacent to the NW Zone with a reported inferred resource 1,406,000 tonnes grading 4.43 grams per tonne (g/t) gold, 0.22 per cent copper and 6.4 g/t silver

The Company remains committed to new project generation and exploration. In July of 2007, the Company signed an option agreement to acquire a 100-per-cent interest in 513 hectares contiguous with its Tin City property and in September of 2007, acquired by staking the prospective Butters Peak Molybdenum Property near Revelstoke, British Columbia.

Molybdenum and the Moly Market

Molybdenum's attributes include its high heat strength, hardness and corrosion resistant qualities rendering it vital in a variety of industrial applications. "Moly" is used primarily as an alloy in specialty steels including numerous applications within the energy industry used to discover (drilling equipment), deliver (pipelines) and clean (de-sulphurization catalyst) various petroleum products. Many analysts have embraced the notion that with increases in future demand for molybdenum and molybdenum products, the potential exists for sustained higher moly prices.

The molybdenum price has remained relatively stable at over US$30/lb. for more than a year and over US$20/lb. for nearly 4 years. Demand for molybdenum continues to grow at a projected rate of 4-6% per year. In contrast to many other exchange-traded metals and the general financial markets, molybdenum has not experienced the same volatility nor has it seen to have been impacted by hedging or speculation as with other commodities. The molybdenum market is further supported by a

lack of new, significant near-term production which may result in future supply shortages and potential increases in the price for molybdenum products. Elevated capital costs coupled with challenges in the ability to secure timely financing to develop new mining operations may also extend the horizon for robust molybdenum prices to the benefit of existing producers such as Roca.

Additional Information

Additional information is available for viewing at the Company's website www.rocamines.com or on the SEDAR website www.sedar.com.

Forward-Looking Information

This management discussion and analysis contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, amongst other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration of the Company's properties. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties, and assumptions. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change except as required by law. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1
Canada
Tel 604.684.2900
Fax 604.684.2902

RECEIVED
2008 SEP -2 P 1:12

CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, David Skerlec, Chief Financial Officer for Roca Mines Inc., certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Roca Mines Inc. (the issuer) for the interim period ending May 31, 2008.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 28, 2008

"David Skerlec"

David Skerlec
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1
Canada
Tel 604.684.2900
Fax 604.684.2902

CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Scott Broughton, Chief Executive Officer for Roca Mines Inc., certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Roca Mines Inc. (the issuer) for the interim period ending May 31, 2008.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 28, 2008

"Scott Broughton"

Scott Broughton
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business/Financial Editors:
ROCA Reports Third Quarter Results

VANCOUVER, July 30 /CNW/ - Roca Mines Inc. (ROK: TSX-V) ("Roca" or "the Company") has released its financial results for the third quarter of 2008, including production and sales from the MAX Molybdenum mine located in British Columbia, Canada. All dollar amounts are stated in Canadian dollars unless otherwise indicated.

<<
Overview and highlights:

- Revenues of $6.3 million since declaring commercial production as of April 12, 2008;
- The average price for molybdenum sales in the quarter was US$32.82 per pound;
- The Company reported its first operating profit of $1.5 million or 2 cents per share;
- The Company reported cash flows from operations of $2.2 million or 3 cents per share;
- Molybdenum production during the quarter was 345,571 pounds compared with 261,462 pounds for the three months ended Feb 29, 2008; and,
- Molybdenum cash costs for the quarter were approximately $7.75 per pound of molybdenum.

>>

MAX Molybdenum Mine - Production Results and Concentrate Sales

During the quarter, the Company produced and sold 345,571 pounds of molybdenum contained in concentrates. The value of the molybdenum in concentrates sold equaled $11.3 million based on an average molybdenum price received of US$32.82 per pound. Revenues of $6.3 million for the quarter resulted from sales which occurred after the commencement of commercial production on April 12, 2008. Concentrate inventory at May 31, 2008, was 24,729 pounds of molybdenum contained. The Company sells its concentrates to a UK-based buyer with sales revenues based on prevailing molybdenum oxide prices.

The table below is a summary of the operating statistics for the three months ended May 31, 2008:

<<

MAX Molybdenum Mine	Q3 - 2008		
Month	MAR-08	APR-08	MAY-08
Molybdenum Produced (lbs)(1)	69,825	125,243	150,502
Average Head Grade (% Mo)	0.333	0.712	0.732
Molybdenum Recovery (%)	89.9	93.8	94.3
Mill Availability (%)	79	74	82
Average Daily Throughput (tpd)	348	300	335

Notes: (1) molybdenum in concentrate

>>

Third Quarter 2008 Summary

The Company announced on April 12, 2008 that it had achieved commercial production at its MAX Molybdenum Mine located in British Columbia, Canada. The

MAX Mine was constructed over an 18-month fast-tracked timeframe, with a capital cost for the Phase I mine of approximately C$50 million. The mine became British Columbia's first new metal mine in a decade and the newest primary molybdenum mine in Canada.

Production during the Phase I commissioning process was facilitated utilizing stockpiled development material to run mill tests and optimize circuits. During the quarter, Phase II development of a second access adit, engineering for a third ball mill and other expansion activities were carried out. Also during the quarter, the delivery and processing of ore directly from mine stopes to the mill commenced. After review of operations it is clear that the number of tonnes mined was greater than planned and resulting head grades from those stopes was lower than anticipated due to mine dilution. Mine dilution occurs as a result of mixing higher grade material with lower grade rock and can occur for a number of reasons. Lack of previous exposure in the high-grade zone and inexperience with geological controls on mineralization in general are believed to have caused the lower overall head grades to the mill.

Opportunities to run continuous milling operations were also hampered due to availability and unscheduled maintenance of on-site generator sets. These primary power sources impacted production capacity and the number of pounds of concentrate produced for the quarter.

At various times and for sustained periods, the mine and mill have operated well and achieved their targeted production rates. Grade control and power generation issues at the site, which have recently been resolved, have had a prolonged impact and effect into the months of June and July 2008. The resulting down time, reduced production capacity and lesser grades than planned, occurring in each month of the quarter have caused targeted production rates to be missed.

Since the end of the third quarter grade control has improved with the implementation of a grade control program. The redesign of longhole blasting in stopes and overall improvements in stope layout and procedures makes the mining operation much less susceptible to mine dilution. However, some of these improvements were not realized until after the reporting period and their beneficial effects may not be delivered until August 2008.

Mine/Mill Expansion

During the quarter, the Company completed development of the No. 2 Adit with work now underway to establish an upgraded ventilation system for the Phase II mine.

The Company is currently completing the foundations on a mill base for a third ball mill acquired in 2007. The installation of this mill will allow for greater production flexibility and will provide for a nominal capacity of 1,000 tonnes per day. The new equipment is to be commissioned by the fall of 2008. A concentrate drying system has also been installed to control moisture content in the molybdenite concentrates to levels consistent with the minimum specification for the product.

Subsequent events

Production

In early July 2008 both the mine and the mill were operating at target production rates for a prolonged period demonstrating capacity and grade as planned. Later in July however, activities occurring in the mine prevented attaining the planned production rate of 500 tpd. As a result of that, head grades to the mill were also lower than expected because of blending dilution that was taking place at the mill. Blending was being carried out with lower grade material such that milling operations could proceed at mill capacity. The underground activities included excess freshet drainage into the adits causing sediment control challenges in mine water effluent and overall mine ventilation challenges. Both of these are currently being remedied and significant improvement is anticipated in early August 2008. Recorded head grades in June and July 2008 are therefore unrelated to actual stope grades during certain periods in those months. Production of molybdenum in June and

July 2008 was 112,555 pounds and 126,326 pounds respectively.

Exploration

Final results from the Company's 2007 underground drilling program at MAX were received and confirmed additional molybdenite mineralization is present at depth and that a previously undiscovered feeder zone may be present.

The Company also completed initial drill programs on separate molybdenum and tungsten targets located on the MAX property. The Ridge Tungsten Zone appears to have significant potential for a large-scale tungsten resource and planning is underway to expand on this work.

The Company is also conducting prospecting, mapping and ground geophysical programs at its Foremore Project in northwestern British Columbia. Foremore has several copper, lead, zinc, gold and silver targets, and has been the focus of much past work by the Company. A diamond drilling program is planned for the project in August 2008.

Financial results

The information in this news release and the selected financial information should be read in conjunction with the interim consolidated financial statements, and management discussion and analysis, for the three and nine month periods ended May 31, 2008, which will be available at ROCA's website at www.rocamines.com.

<<

Consolidated Statements of Operations

	Three months ended May 31, 2008
Total Revenues	$6,275,767
Total (cost) of sales	($4,389,104)
Operating Profit	$1,886,663
General and Administrative and other expenses	$270,971
Other items (loss)	($98,846)
Earnings for Period	$1,516,846
Earnings per share - Basic and Diluted	$0.02

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. - President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

>>

%SEDAR: 00018660E

/For further information: Doug Fosbrooke, Investor Relations, Tel: (604) 684-2900, Fax: (604) 684-2902, Email: info(at)rocamines.com, Web: www.rocamines.com/

(ROK.)

CO: Roca Mines Inc.

CNW 22:05e 30-JUL-08

FORM 51-102F3
(Previously Form 53-901.F)
MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, B.C.
V6B 5L1
(the "Company")

Telephone Number: (604) 684-2900

Item 2 **Date of Material Change**

July 30, 2008.

Item 3 **News Release**

A press release was disseminated on July 30, 2008 through *Canada News Wire.*

Item 4 **Summary of Material Change**

Roca Mines Inc. is announcing quarterly results of operations and guidance.

Item 5 **Full Description of Material Change**

Please see press release of July 30, 2008.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

David Skerlec, Chief Financial Officer
Telephone Number: 604-684-2900, Ext #147

DATED at Vancouver, British Columbia, on August 1, 2008.

ROCA MINES INC.

By: *"David Skerlec"*

David J. Skerlec

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
July 30, 2008

ROK: TSX.V
#08-08

ROCA Reports Third Quarter Results

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") has released its financial results for the third quarter of 2008, including production and sales from the MAX Molybdenum mine located in British Columbia, Canada. All dollar amounts are stated in Canadian dollars unless otherwise indicated.

Overview and highlights:

- Revenues of $6.3 million since declaring commercial production as of April 12, 2008;
- The average price for molybdenum sales in the quarter was US$32.82 per pound;
- The Company reported its first operating profit of $1.5 million or 2 cents per share;
- The Company reported cash flows from operations of $2.2 million or 3 cents per share;
- Molybdenum production during the quarter was 345,571 pounds compared with 261,462 pounds for the three months ended Feb 29, 2008; and,
- Molybdenum cash costs for the quarter were approximately $7.75 per pound of molybdenum.

MAX Molybdenum Mine - Production Results and Concentrate Sales

During the quarter, the Company produced and sold 345,571 pounds of molybdenum contained in concentrates. The value of the molybdenum in concentrates sold equaled $11.3 million based on an average molybdenum price received of US$32.82 per pound. Revenues of $6.3 million for the quarter resulted from sales which occurred after the commencement of commercial production on April 12, 2008. Concentrate inventory at May 31, 2008, was 24,729 pounds of molybdenum contained. The Company sells its concentrates to a UK-based buyer with sales revenues based on prevailing molybdenum oxide prices.

The table below is a summary of the operating statistics for the three months ended May 31, 2008:

MAX Molybdenum Mine	Q3 - 2008		
Month	MAR-08	APR-08	MAY-08
Molybdenum Produced (lbs) (1)	69,825	125,243	150,502
Average Head Grade (% Mo)	0.333	0.712	0.732
Molybdenum Recovery (%)	89.9	93.8	94.3
Mill Availability (%)	79	74	82
Average Daily Throughput (tpd)	348	300	335

Notes: (1) molybdenum in concentrate

Third Quarter 2008 Summary

The Company announced on April 12, 2008 that it had achieved commercial production at its MAX Molybdenum Mine located in British Columbia, Canada. The MAX Mine was constructed over an 18-month fast-tracked timeframe, with a capital cost for the Phase I mine of approximately C$50 million. The mine became British Columbia's first new metal mine in a decade and the newest primary molybdenum mine in Canada.

Production during the Phase I commissioning process was facilitated utilizing stockpiled development material to run mill tests and optimize circuits. During the quarter, Phase II development of a second access adit, engineering for a third ball mill and other expansion activities were carried out. Also during the quarter, the delivery and processing of ore directly from mine stopes to the mill commenced. After review of operations it is clear that the number of tonnes mined was greater than planned and resulting head grades from those stopes was lower than anticipated due to mine dilution. Mine dilution occurs as a result of mixing higher grade material with lower grade rock and can occur for a number of reasons. Lack of previous exposure in the high-grade zone and inexperience with geological controls on mineralization in general are believed to have caused the lower overall head grades to the mill.

Opportunities to run continuous milling operations were also hampered due to availability and unscheduled maintenance of on-site generator sets. These primary power sources impacted production capacity and the number of pounds of concentrate produced for the quarter.

At various times and for sustained periods, the mine and mill have operated well and achieved their targeted production rates. Grade control and power generation issues at the site, which have recently been resolved, have had a prolonged impact and effect into the months of June and July 2008. The resulting down time, reduced production capacity and lesser grades than planned, occurring in each month of the quarter have caused targeted production rates to be missed.

Since the end of the third quarter grade control has improved with the implementation of a grade control program. The redesign of longhole blasting in stopes and overall improvements in stope layout and procedures makes the mining operation much less susceptible to mine dilution. However, some of these improvements were not realized until after the reporting period and their beneficial effects may not be delivered until August 2008.

Mine/Mill Expansion

During the quarter, the Company completed development of the #2 Adit with work now underway to establish an upgraded ventilation system for the Phase II mine.

The Company is currently completing the foundations on a mill base for a third ball mill acquired in 2007. The installation of this mill will allow for greater production flexibility and will provide for a nominal capacity of 1,000 tonnes per day. The new equipment is to be commissioned by the fall of 2008. A concentrate drying system has also been installed to control moisture content in the molybdenite concentrates to levels consistent with the minimum specification for the product.

Subsequent events

Production

In early July 2008 both the mine and the mill were operating at target production rates for a prolonged period demonstrating capacity and grade as planned. Later in July however, activities occurring in the mine prevented attaining the planned production rate of 500 tpd. As a result of that, head grades to the mill were also lower than expected because of blending dilution that was taking place at the mill. Blending was being carried out with lower grade material such that milling operations could proceed at mill capacity. The underground activities included excess freshet drainage into the adits causing sediment control challenges in mine water effluent and overall mine ventilation challenges. Both of these are currently being remedied and significant improvement is anticipated in early August 2008. Recorded head grades in June and July 2008 are therefore

unrelated to actual stope grades during certain periods in those months. Production of molybdenum in June and July 2008 was 112,555 pounds and 126,326 pounds respectively.

Exploration

Final results from the Company's 2007 underground drilling program at MAX were received and confirmed additional molybdenite mineralization is present at depth and that a previously undiscovered feeder zone may be present.

The Company also completed initial drill programs on separate molybdenum and tungsten targets located on the MAX property. The Ridge Tungsten Zone appears to have significant potential for a large-scale tungsten resource and planning is underway to expand on this work.

The Company is also conducting prospecting, mapping and ground geophysical programs at its Foremore Project in northwestern British Columbia. Foremore has several copper, lead, zinc, gold and silver targets, and has been the focus of much past work by the Company. A diamond drilling program is planned for the project in August 2008.

Financial results

The information in this news release and the selected financial information should be read in conjunction with the interim consolidated financial statements, and management discussion and analysis, for the three and nine month periods ended May 31, 2008, which will be available at ROCA's website at www.rocamines.com.

Consolidated Statements of Operations

	Three months ended May 31, 2008
Total Revenues	$6,275,767
Total (cost) of sales	($4,389,104)
Operating Profit	$1,886,663
General and Administrative and other expenses	$270,971
Other items (loss)	($98,846)
Earnings for Period	$1,516,846
Earnings per share – Basic and Diluted	$0.02

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

Roca

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
July 30, 2008

ROK: TSX.V
#08-08

ROCA Reports Third Quarter Results

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") has released its financial results for the third quarter of 2008, including production and sales from the MAX Molybdenum mine located in British Columbia, Canada. All dollar amounts are stated in Canadian dollars unless otherwise indicated.

Overview and highlights:

- Revenues of $6.3 million since declaring commercial production as of April 12, 2008;
- The average price for molybdenum sales in the quarter was US$32.82 per pound;
- The Company reported its first operating profit of $1.5 million or 2 cents per share;
- The Company reported cash flows from operations of $2.2 million or 3 cents per share;
- Molybdenum production during the quarter was 345,571 pounds compared with 261,462 pounds for the three months ended Feb 29, 2008; and,
- Molybdenum cash costs for the quarter were approximately $7.75 per pound of molybdenum.

MAX Molybdenum Mine - Production Results and Concentrate Sales

During the quarter, the Company produced and sold 345,571 pounds of molybdenum contained in concentrates. The value of the molybdenum in concentrates sold equaled $11.3 million based on an average molybdenum price received of US$32.82 per pound. Revenues of $6.3 million for the quarter resulted from sales which occurred after the commencement of commercial production on April 12, 2008. Concentrate inventory at May 31, 2008, was 24,729 pounds of molybdenum contained. The Company sells its concentrates to a UK-based buyer with sales revenues based on prevailing molybdenum oxide prices.

The table below is a summary of the operating statistics for the three months ended May 31, 2008:

MAX Molybdenum Mine	Q3 - 2008		
Month	MAR-08	APR-08	MAY-08
Molybdenum Produced (lbs) (1)	69,825	125,243	150,502
Average Head Grade (% Mo)	0.333	0.712	0.732
Molybdenum Recovery (%)	89.9	93.8	94.3
Mill Availability (%)	79	74	82
Average Daily Throughput (tpd)	348	300	335

Notes: (1) molybdenum in concentrate

Third Quarter 2008 Summary

The Company announced on April 12, 2008 that it had achieved commercial production at its MAX Molybdenum Mine located in British Columbia, Canada. The MAX Mine was constructed over an 18-month fast-tracked timeframe, with a capital cost for the Phase I mine of approximately C$50 million. The mine became British Columbia's first new metal mine in a decade and the newest primary molybdenum mine in Canada.

Production during the Phase I commissioning process was facilitated utilizing stockpiled development material to run mill tests and optimize circuits. During the quarter, Phase II development of a second access adit, engineering for a third ball mill and other expansion activities were carried out. Also during the quarter, the delivery and processing of ore directly from mine stopes to the mill commenced. After review of operations it is clear that the number of tonnes mined was greater than planned and resulting head grades from those stopes was lower than anticipated due to mine dilution. Mine dilution occurs as a result of mixing higher grade material with lower grade rock and can occur for a number of reasons. Lack of previous exposure in the high-grade zone and inexperience with geological controls on mineralization in general are believed to have caused the lower overall head grades to the mill.

Opportunities to run continuous milling operations were also hampered due to availability and unscheduled maintenance of on-site generator sets. These primary power sources impacted production capacity and the number of pounds of concentrate produced for the quarter.

At various times and for sustained periods, the mine and mill have operated well and achieved their targeted production rates. Grade control and power generation issues at the site, which have recently been resolved, have had a prolonged impact and effect into the months of June and July 2008. The resulting down time, reduced production capacity and lesser grades than planned, occurring in each month of the quarter have caused targeted production rates to be missed.

Since the end of the third quarter grade control has improved with the implementation of a grade control program. The redesign of longhole blasting in stopes and overall improvements in stope layout and procedures makes the mining operation much less susceptible to mine dilution. However, some of these improvements were not realized until after the reporting period and their beneficial effects may not be delivered until August 2008.

Mine/Mill Expansion

During the quarter, the Company completed development of the #2 Adit with work now underway to establish an upgraded ventilation system for the Phase II mine.

The Company is currently completing the foundations on a mill base for a third ball mill acquired in 2007. The installation of this mill will allow for greater production flexibility and will provide for a nominal capacity of 1,000 tonnes per day. The new equipment is to be commissioned by the fall of 2008. A concentrate drying system has also been installed to control moisture content in the molybdenite concentrates to levels consistent with the minimum specification for the product.

Subsequent events

Production

In early July 2008 both the mine and the mill were operating at target production rates for a prolonged period demonstrating capacity and grade as planned. Later in July however, activities occurring in the mine prevented attaining the planned production rate of 500 tpd. As a result of that, head grades to the mill were also lower than expected because of blending dilution that was taking place at the mill. Blending was being carried out with lower grade material such that milling operations could proceed at mill capacity. The underground activities included excess freshet drainage into the adits causing sediment control challenges in mine water effluent and overall mine ventilation challenges. Both of these are currently being remedied and significant improvement is anticipated in early August 2008. Recorded head grades in June and July 2008 are therefore

unrelated to actual stope grades during certain periods in those months. Production of molybdenum in June and July 2008 was 112,555 pounds and 126,326 pounds respectively.

Exploration

Final results from the Company's 2007 underground drilling program at MAX were received and confirmed additional molybdenite mineralization is present at depth and that a previously undiscovered feeder zone may be present.

The Company also completed initial drill programs on separate molybdenum and tungsten targets located on the MAX property. The Ridge Tungsten Zone appears to have significant potential for a large-scale tungsten resource and planning is underway to expand on this work.

The Company is also conducting prospecting, mapping and ground geophysical programs at its Foremore Project in northwestern British Columbia. Foremore has several copper, lead, zinc, gold and silver targets, and has been the focus of much past work by the Company. A diamond drilling program is planned for the project in August 2008.

Financial results

The information in this news release and the selected financial information should be read in conjunction with the interim consolidated financial statements, and management discussion and analysis, for the three and nine month periods ended May 31, 2008, which will be available at ROCA's website at www.rocamines.com.

Consolidated Statements of Operations

	Three months ended May 31, 2008
Total Revenues	$6,275,767
Total (cost) of sales	($4,389,104)
Operating Profit	$1,886,663
General and Administrative and other expenses	$270,971
Other items (loss)	($98,846)
Earnings for Period	$1,516,846
Earnings per share – Basic and Diluted	$0.02

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
ROCA - Drilling Intersects New Molybdenum Zone at MAX and Drilling Commences at Foremore VMS-Gold Project

RECEIVED

2008 SEP -2 P 1:12

ROK: TSX.V

VANCOUVER, Aug. 12 /CNW/ - Roca Mines Inc. (ROK: TSX-V) ("Roca" or "the Company") reports that a possible new molybdenum system has been discovered in close proximity to the recently completed Adit No.2 at the MAX Molybdenum Mine.

Drilling targeted a molybdenum biogeochemical anomaly with a surface footprint of 150 metres (m) X 350 m and centered approximately 200 m north of Adit No.2. Two initial holes intersected a wide zone (over 100 m) of intense silicification, hornfelsing, locally strong quartz veining and pervasive sericite alteration with trace molybdenite throughout. Further diamond drilling is planned from the Adit No.2 area to test for a separate molybdenum deposit on the east side of the Z Fault, or a faulted extension of the MAX deposit itself.

While economically significant molybdenum values were not intersected the geologic and near-surface expression of this new zone is reminiscent of the MAX resource itself where the extent of a relatively minor molybdenite mineralized zone on surface lies atop a large-scale mineralized deposit currently being mined.

The anomaly was identified during a survey funded and conducted by the Geological Survey of Canada's (GSC) Targeted Geoscience Initiative - 3 (TGI-3) in late 2007. This anomaly was not previously identified because it lies beyond the historical limits of a soil-sampling grid and in an area without previous drilling. A second geochemical anomaly was also discovered approximately 350m southeast of the MAX deposit and a soil-sampling grid will be established at that location to further define that target before drilling.

Sampling and logging of the drill holes was conducted under the supervision of David Melling, P.Geo., a qualified person as defined by NI43-101. The sampling program included quality control procedures, in addition to internal quality control at the assay laboratory, ACME Analytical of Vancouver, BC an ISO 9001:2000 accredited laboratory.

Foremore Drilling Commences

The Foremore VMS-Gold (volcanogenic-massive-sulphide/gold) project is located in northwestern British Columbia, 45 kilometres north of Barrick Gold's Eskay Creek mine and 45 kilometers west of Hwy 37, mid-distance along the road route to the large-scale Galore Creek project, being developed by NovaGold Resources Inc. and Teck Cominco Ltd. Construction is currently underway on the access road, which passes within 500 m of Roca's camp.

Roca has previously completed prospecting, mapping, drilling and an airborne survey of parts of the 100% owned property. Interpretation of the airborne survey and all previous exploration data has led to the identification of a number of priority drill targets at several locations on the property, including the North More Creek VMS corridor, and the Hanging Valley / SBF area.

North More Creek VMS Corridor

At the Ryder Area, VMS mineralization occurs as bands of massive sulphide within a large envelope of intense alteration (including sodium depletion), and massive sulphide mineralization in a thick (+200m) rhyolite sequence below a basalt contact. Compilation of data from widely spaced drill holes indicate that the mineralization/alteration is localized along a NE-SW trend, traced over 1 km strike length, and open with grades increasing to the SW. Initial drilling will include step outs from previous massive sulphide intersections along this corridor.

At the BRT area, three-dimensional modeling of drill hole data indicates

that the gold & silver enriched massive sulphides, hosted in altered basalt above the More Creek rhyolite, occur in a flattened pipe like body that is open to depth below hole 03-04 (2.1m (at) 22.8g/t Au, 1,561g/t Ag, 9.3%Pb/Zn, and hole 03-11 (4.3g/t Au, 56g/t Ag). Further drilling is planned to test this zone down plunge.

Hanging Valley / SBF Area:

The South Boulder Field (SBF) is comprised of banded massive sulphide & magnetite boulders, many of which are angular, up to 2 metres in size and characterized by intense ankerite/dolomite alteration. In excess of 800 massive sulphide boulders were originally discovered by Cominco in the late 1980s. Cominco's assay results of 53 mineralized boulders at this location averaged 9.4 per cent zinc (Zn), 1.7 per cent lead (Pb) and 102 grams per tonne (g/t) silver (Ag). These results are reported in a 43-101 compliant technical report on the Foremore project prepared by W.A. Sandy Sears, P.Geo., and John J. Watkins, P.Geo., dated April, 2005.

Helicopter Airborne Magnetic surveys show several distinct anomalies, including one with a coincident multi element soil geochemical anomaly, in an area with very limited outcrop exposure and located immediately up-ice from the boulder fields. Geological mapping has identified lithologies and alteration similar to that hosting the massive sulphide boulders, and a detailed Induced Polarization survey is now in progress to further refine targets for drilling this year.

Scott Broughton, P.Eng. is the qualified person responsible for the preparation of this news release.

<<

ROCA MINES INC.
"Scott Broughton"

Scott E. Broughton, P.Eng. - President & CEO

>>

%SEDAR: 00018660E

/For further information: Investor Relations, Tel: (604) 684-2900, Fax: (604) 684-2902, Email: info(at)Rocamines.com, Web: www.Rocamines.com/
(ROK.)

CO: Roca Mines Inc.

CNW 19:53e 12-AUG-08

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
August 12, 2008

ROK: TSX.V
#09-08

ROCA - Drilling Intersects New Molybdenum Zone at MAX and Drilling Commences at Foremore VMS-Gold Project

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") reports that a possible new molybdenum system has been discovered in close proximity to the recently completed Adit #2 at the MAX Molybdenum Mine.

Drilling targeted a molybdenum biogeochemical anomaly with a surface footprint of 150 metres (m) X 350 m and centered approximately 200 m north of Adit #2. Two initial holes intersected a wide zone (over 100 m) of intense silicification, hornfelsing, locally strong quartz veining and pervasive sericite alteration with trace molybdenite throughout. Further diamond drilling is planned from the Adit #2 area to test for a separate molybdenum deposit on the east side of the Z Fault, or a faulted extension of the MAX deposit itself.

While economically significant molybdenum values were not intersected the geologic and near-surface expression of this new zone is reminiscent of the MAX resource itself where the extent of a relatively minor molybdenite mineralized zone on surface lies atop a large-scale mineralized deposit currently being mined.

The anomaly was identified during a survey funded and conducted by the Geological Survey of Canada's (GSC) Targeted Geoscience Initiative - 3 (TGI-3) in late 2007. This anomaly was not previously identified because it lies beyond the historical limits of a soil-sampling grid and in an area without previous drilling. A second geochemical anomaly was also discovered approximately 350m southeast of the MAX deposit and a soil-sampling grid will be established at that location to further define that target before drilling.

Sampling and logging of the drill holes was conducted under the supervision of David Melling, P.Geo., a qualified person as defined by NI43-101. The sampling program included quality control procedures, in addition to internal quality control at the assay laboratory, ACME Analytical of Vancouver, BC an ISO 9001:2000 accredited laboratory.

Foremore Drilling Commences

The Foremore VMS-Gold (volcanogenic-massive-sulphide/gold) project is located in northwestern British Columbia, 45 kilometres north of Barrick Gold's Eskay Creek mine and 45 kilometers west of Hwy 37, mid-distance along the road route to the large-scale Galore Creek project, being developed by NovaGold Resources Inc. and Teck Cominco Ltd. Construction is currently underway on the access road, which passes within 500 m of Roca's camp.

Roca has previously completed prospecting, mapping, drilling and an airborne survey of parts of the 100% owned property. Interpretation of the airborne survey and all previous exploration data has led to the identification of a number of priority drill targets at several locations on the property, including the North More Creek VMS corridor, and the Hanging Valley / SBF area.

North More Creek VMS Corridor
At the Ryder Area, VMS mineralization occurs as bands of massive sulphide within a large envelope of intense alteration (including sodium depletion), and massive sulphide mineralization in a thick (+200m) rhyolite sequence below a basalt contact. Compilation of data from widely spaced drill holes indicate that the mineralization/alteration is localized along a NE-SW trend, traced over 1 km strike length, and open with grades increasing to the SW. Initial drilling will include step outs from previous massive sulphide intersections along this corridor.

At the BRT area, three-dimensional modeling of drill hole data indicates that the gold & silver enriched massive sulphides, hosted in altered basalt above the More Creek rhyolite, occur in a flattened pipe like body that is open to depth below hole 03-04 (2.1m @ 22.8g/t Au, 1,561g/t Ag, 9.3%Pb/Zn, and hole 03-11 (4.3g/t Au, 56g/t Ag). Further drilling is planned to test this zone down plunge.

Hanging Valley / SBF Area:
The South Boulder Field (SBF) is comprised of banded massive sulphide & magnetite boulders, many of which are angular, up to 2 metres in size and characterized by intense ankerite/dolomite alteration. In excess of 800 massive sulphide boulders were originally discovered by Cominco in the late 1980s. Cominco's assay results of 53 mineralized boulders at this location averaged 9.4 per cent zinc (Zn), 1.7 per cent lead (Pb) and 102 grams per tonne (g/t) silver (Ag). These results are reported in a 43-101 compliant technical report on the Foremore project prepared by W.A. Sandy Sears, P.Geo., and John J. Watkins, P.Geo., dated April, 2005.

Helicopter Airborne Magnetic surveys show several distinct anomalies, including one with a coincident multi element soil geochemical anomaly, in an area with very limited outcrop exposure and located immediately up-ice from the boulder fields. Geological mapping has identified lithologies and alteration similar to that hosting the massive sulphide boulders, and a detailed Induced Polarization survey is now in progress to further refine targets for drilling this year.

Scott Broughton, P.Eng. is the qualified person responsible for the preparation of this news release.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@Rocamines.com
Web: www.Rocamines.com

FORM 51-102F3
(Previously Form 53-901.F)
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, B.C.
V6B 5L1
(the "Company")

Telephone Number: (604) 684-2900

Item 2 Date of Material Change

August 12, 2008.

Item 3 News Release

A press release was disseminated on August 12, 2008 through *Canada News Wire.*

Item 4 Summary of Material Change

Roca Mines Inc. is announcing certain exploration results and commencement of diamond drilling.

Item 5 Full Description of Material Change

Please see press release of August 12, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

David Skerlec, Chief Financial Officer
Telephone Number: 604-684-2900, Ext #147

DATED at Vancouver, British Columbia, on August 12, 2008.

ROCA MINES INC.

By: *"David Skerlec"*

David J. Skerlec

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
August 12, 2008

ROK: TSX.V
#09-08

ROCA - Drilling Intersects New Molybdenum Zone at MAX and Drilling Commences at Foremore VMS-Gold Project

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("Roca" or "the Company") reports that a possible new molybdenum system has been discovered in close proximity to the recently completed Adit #2 at the MAX Molybdenum Mine.

Drilling targeted a molybdenum biogeochemical anomaly with a surface footprint of 150 metres (m) X 350 m and centered approximately 200 m north of Adit #2. Two initial holes intersected a wide zone (over 100 m) of intense silicification, hornfelsing, locally strong quartz veining and pervasive sericite alteration with trace molybdenite throughout. Further diamond drilling is planned from the Adit #2 area to test for a separate molybdenum deposit on the east side of the Z Fault, or a faulted extension of the MAX deposit itself.

While economically significant molybdenum values were not intersected the geologic and near-surface expression of this new zone is reminiscent of the MAX resource itself where the extent of a relatively minor molybdenite mineralized zone on surface lies atop a large-scale mineralized deposit currently being mined.

The anomaly was identified during a survey funded and conducted by the Geological Survey of Canada's (GSC) Targeted Geoscience Initiative - 3 (TGI-3) in late 2007. This anomaly was not previously identified because it lies beyond the historical limits of a soil-sampling grid and in an area without previous drilling. A second geochemical anomaly was also discovered approximately 350m southeast of the MAX deposit and a soil-sampling grid will be established at that location to further define that target before drilling.

Sampling and logging of the drill holes was conducted under the supervision of David Melling, P.Geo., a qualified person as defined by NI43-101. The sampling program included quality control procedures, in addition to internal quality control at the assay laboratory, ACME Analytical of Vancouver, BC an ISO 9001:2000 accredited laboratory.

Foremore Drilling Commences

The Foremore VMS-Gold (volcanogenic-massive-sulphide/gold) project is located in northwestern British Columbia, 45 kilometres north of Barrick Gold's Eskay Creek mine and 45 kilometers west of Hwy 37, mid-distance along the road route to the large-scale Galore Creek project, being developed by NovaGold Resources Inc. and Teck Cominco Ltd. Construction is currently underway on the access road, which passes within 500 m of Roca's camp.

Roca has previously completed prospecting, mapping, drilling and an airborne survey of parts of the 100% owned property. Interpretation of the airborne survey and all previous exploration data has led to the identification of a number of priority drill targets at several locations on the property, including the North More Creek VMS corridor, and the Hanging Valley / SBF area.

North More Creek VMS Corridor
At the Ryder Area, VMS mineralization occurs as bands of massive sulphide within a large envelope of intense alteration (including sodium depletion), and massive sulphide mineralization in a thick (+200m) rhyolite sequence below a basalt contact. Compilation of data from widely spaced drill holes indicate that the mineralization/alteration is localized along a NE-SW trend, traced over 1 km strike length, and open with grades increasing to the SW. Initial drilling will include step outs from previous massive sulphide intersections along this corridor.

At the BRT area, three-dimensional modeling of drill hole data indicates that the gold & silver enriched massive sulphides, hosted in altered basalt above the More Creek rhyolite, occur in a flattened pipe like body that is open to depth below hole 03-04 (2.1m @ 22.8g/t Au, 1,561g/t Ag, 9.3%Pb/Zn, and hole 03-11 (4.3g/t Au, 56g/t Ag). Further drilling is planned to test this zone down plunge.

Hanging Valley / SBF Area:
The South Boulder Field (SBF) is comprised of banded massive sulphide & magnetite boulders, many of which are angular, up to 2 metres in size and characterized by intense ankerite/dolomite alteration. In excess of 800 massive sulphide boulders were originally discovered by Cominco in the late 1980s. Cominco's assay results of 53 mineralized boulders at this location averaged 9.4 per cent zinc (Zn), 1.7 per cent lead (Pb) and 102 grams per tonne (g/t) silver (Ag). These results are reported in a 43-101 compliant technical report on the Foremore project prepared by W.A. Sandy Sears, P.Geo., and John J. Watkins, P.Geo., dated April, 2005.

Helicopter Airborne Magnetic surveys show several distinct anomalies, including one with a coincident multi element soil geochemical anomaly, in an area with very limited outcrop exposure and located immediately up-ice from the boulder fields. Geological mapping has identified lithologies and alteration similar to that hosting the massive sulphide boulders, and a detailed Induced Polarization survey is now in progress to further refine targets for drilling this year.

Scott Broughton, P.Eng. is the qualified person responsible for the preparation of this news release.

ROCA MINES INC.

"Scott Broughton"

Scott E. Broughton, P.Eng. – President & CEO

For further information contact:
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@Rocamines.com
Web: www.Rocamines.com

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
ROCA - Incentive Stock Options Granted

ROK: TSX.V

VANCOUVER, Aug. 21 /CNW/ - Roca Mines Inc. (ROK: TSX-V) ("the Company") announces, subject to regulatory approval, the granting of incentive stock options to various directors, employees and consultants of the Company to purchase up to 1,575,000 common shares of the Company at a price of $2.25 per share for a period of five years. The stock options will vest over a two-year period.

<<

ROCA MINES INC.

"David Skerlec"

David J. Skerlec - Chief Financial Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
>>

%SEDAR: 00018660E

/For further information: Doug Fosbrooke, Investor Relations, Tel: (604) 684-2900, Fax: (604) 684-2902, Email: info(at)rocamines.com, Web: www.rocamines.com/
(ROK.)

CO: Roca Mines Inc.

CNW 17:00e 21-AUG-08

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release | **ROK: TSX.V**
August 21, 2008 | **#10-08**

ROCA – Incentive Stock Options Granted

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("the Company") announces, subject to regulatory approval, the granting of incentive stock options to various directors, employees and consultants of the Company to purchase up to 1,575,000 common shares of the Company at a price of $2.25 per share for a period of five years. The stock options will vest over a two-year period.

ROCA MINES INC.

"David Skerlec"

David J. Skerlec – Chief Financial Officer

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

RECEIVED
2008 SEP -2 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3
(Previously Form 53-901.F)
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, B.C.
V6B 5L1
(the "Company")

Telephone Number: (604) 684-2900

Item 2 Date of Material Change

August 21, 2008.

Item 3 News Release

A press release was disseminated on August 21, 2008 through Canada Newswire.

Item 4 Summary of Material Change

Roca Mines Inc. has granted incentive stock options.

Item 5 Full Description of Material Change

Please see press release of August 21, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

David Skerlec, Chief Financial Officer
Telephone Number: 604-684-2900, Ext #147

DATED at Vancouver, British Columbia, on August 21, 2008.

ROCA MINES INC.

By: *"David Skerlec"*

David J. Skerlec
Chief Financial Officer

Roca Mines Inc.
490-1122 Mainland Street
Vancouver, BC
V6B 5L1, Canada

For immediate release
August 21, 2008

ROK: TSX.V
#10-08

ROCA – Incentive Stock Options Granted

Vancouver, British Columbia: Roca Mines Inc. (**ROK**: TSX-V) ("the Company") announces, subject to regulatory approval, the granting of incentive stock options to various directors, employees and consultants of the Company to purchase up to 1,575,000 common shares of the Company at a price of $2.25 per share for a period of five years. The stock options will vest over a two-year period.

ROCA MINES INC.

"David Skerlec"

David J. Skerlec – Chief Financial Officer

For further information contact:
Doug Fosbrooke
Investor Relations
Tel: 604-684-2900
Fax: 604-684-2902
Email: info@rocamines.com
Web: www.rocamines.com

END